


Tredegar
CORPORATION

Innovation

Leadership

Operational Excellence



2009 Annual Report

FINANCIAL SUMMARY

Years Ended December 31	2009	2008
(In Thousands, Except Per-Share Data)		
Net Income and Diluted Earnings Per Share		
Income (loss) from continuing operations as reported under generally accepted accounting principles (GAAP)	**$ (1,353)**	$ 29,641
After-tax effects of:		
Goodwill impairment relating to aluminum extrusions business	**30,559**	—
Losses associated with plant shutdowns, asset impairments and restructurings	**2,407**	8,869
Net gains from sale of assets and other items	**(2,720)**	(6,679)
Income from continuing manufacturing operations[1]	**$ 28,893**	$ 31,831
Diluted earnings (loss) per share from continuing operations as reported under GAAP	**$ (.04)**	$ .87
After-tax effects per diluted share of:		
Goodwill impairment relating to aluminum extrusions business	**.90**	—
Losses associated with plant shutdowns, asset impairments and restructurings	**.07**	.26
Net gains from sale of assets and other items	**(.08)**	(.20)
Diluted earnings per share from continuing manufacturing operations[1]	**$ .85**	$ .93
Ongoing Operations		
Film Products:		
Net sales[2]	**$455,007**	$522,839
Ongoing operating profit	**64,379**	53,914
Adjusted EBITDA[3]	**83,888**	81,332
Depreciation and amortization	**32,360**	34,588
Capital expenditures	**11,487**	11,135
Aluminum Extrusions:		
Net sales[2]	**177,521**	340,278
Ongoing operating profit (loss)	**(6,494)**	10,132
Adjusted EBITDA[3]	**104**	16,680
Depreciation and amortization	**7,566**	8,018
Capital expenditures	**22,530**	9,692
Financial Position and Other Data		
Cash and cash equivalents	**90,663**	45,975
Debt outstanding	**1,163**	22,702
Shareholders' equity	**429,072**	420,416
Annualized dividends per share	**.16**	.16
Shares outstanding at end of period	**33,888**	33,910
Shares used to compute diluted earnings (loss) per share	**33,861**	34,194
Closing Market Price Per Share		
High	**$ 18.68**	$ 20.59
Low	**12.79**	11.41
End of year	**15.82**	18.18
Total return to shareholders	**(12.1)%**	14.1%

NET SALES[2]
($ Millions)



903
531
372
863
523
340
633
455
178
'07
'08
'09

ONGOING
OPERATING PROFIT
($ Millions)



76
59
17
64
54
10
58
64
(6)
'07
'08
'09

ADJUSTED EBITDA[3]
($ Millions)



108
85
23
98
81
17
84
84
'07
'08
'09

Films *Aluminum*

See appendix for footnotes.



Operational Excellence

DEAR SHAREHOLDERS,

I will begin my first letter to you by expressing how honored I am to have been chosen to lead Tredegar as its President and Chief Executive Officer. I have been fortunate enough to have spent most of my professional career at Tredegar and have done so because of Tredegar's remarkable people and strong values. We have the building blocks for success—Operational Excellence, Leadership and Innovation—AND the commitment to realize Tredegar's potential. There is an air of excitement and expectation at Tredegar and it's my responsibility to translate that into results for you, our shareholders.

By any measure, 2009 presented one of the most challenging economic environments of our lifetimes. The bottom fell out of the housing market, the credit crisis brought commercial construction to a screeching halt, and the uncertainty as to how long and deep the crisis would go created a cautionary environment that all but eliminated consumer spending, pushed inventory levels to a new low and curtailed many new market initiatives. It goes without saying that Tredegar's overall financial performance in 2009 was adversely affected by the external environment.

Bonnell, our Aluminum Extrusions business, suffered its first operating loss since 1991. A number of the new product initiatives by Film Products' customers were delayed, which impacted volumes for that business. Tredegar's diluted earnings per share from continuing manufacturing operations were lower for a second straight year.

Those aspects of Tredegar's performance were disappointing, but there was more to our story in 2009.

Film Products' operating profit increased by over 19% from 2008 through aggressive productivity improvements and cost reduction initiatives. More importantly, for the first time since 2002, Film Products generated positive economic profit added* (also known as economic value added), Tredegar's key measure of shareholder value creation. Bonnell responded to continued economic pressure and maintained positive EBITDA by continuing to reduce its break even point and setting a new record low in working capital as a percentage of sales. As a result, Tredegar's net cash flow from operating and investing activities was $71.5 million in 2009. All of these accomplishments are reflected in Tredegar's strong balance sheet and cash position at the end of 2009.

So my message to you is that good things are in the works at Tredegar. Across Tredegar, we are focusing on the building blocks for future growth—Operational Excellence, Leadership and Innovation.

Operational Excellence may be an overused term that means different things to different companies. Yet, I can think of no better term to summarize the variety of improvement initiatives taking hold within Tredegar. Let's start with Safety. Bonnell operates in an industry with a dismal safety record. So by industry standards Bonnell's safety performance has been good. But Bonnell recognized that what may have been good for the industry wasn't good enough for its employees. So it is setting its own

*See appendix for footnote 4.


SHIPMENTS OF ALUMINUM EXTRUSIONS
BONNELL VS. ALUMINUM INDUSTRY
(Millions of Pounds)
200
150
100
50
-
177
185
156
136
92
3354
3366
2816
2423
1746
4,000
3,000
2,000
1,000
-
'05
'06
'07
'08
'09
Bonnell Shipments
(Continuing Operations)
North American Shipments
(Extruded Shapes)*
* Source: The Aluminum Association, Inc.


BONNELL ALUMINUM*
FIXED COST REDUCTION
($ Millions)
47.9
50.5
48.8
45.9
39.4
'05
'06
'07
'08
'09
* Continuing Operations


NET CASH FLOWS FROM
OPERATING AND INVESTING ACTIVITIES[5]
($ Millions)
(1.3)
64.0
59.3
78.9
71.5
'05
'06
'07
'08
'09
See appendix for footnotes.


NET (DEBT) CASH[6]
(as of December 31)
($ Millions)
(89.6)
(21.6)
(33.8)
23.3
89.5
'05
'06
'07
'08
'09
See appendix for footnotes.

Leadership

standard for safety and is seeing significant improvements in its safety performance as a result. In 2009, its recordable incident rate improved by 26% and its lost time accident rate was lower compared to 2008. Film Products' safety record slipped in 2009 after achieving a world class performance in 2008, but continued to be significantly better than its industry average. Tredegar is committed to achieving sustainable world class performance in safety and is implementing behavioral-based safety programs across the globe.

Quality (with a capital "Q") is critical to Tredegar's success. Of course we expect to produce a quality product consistently and reliably that meets our customers' needs. That's just one of the benefits derived from a commitment to Quality. Our Quality mission, however, is to bring a process and continuous improvement discipline to all that we do. We know that process and continuous improvement will increase efficiency and productivity, both in manufacturing and in our R&D efforts, and it will drive out waste and cost. We also know that it will eliminate firefighting and provide sustainable solutions to issues.

Operational Excellence has a vitally important cultural aspect to it as well. We are striving to create a culture that lives and breathes Operational Excellence. A true test of that culture is the way Tredegar's employees responded to the significant challenges of the last year. Did we take shortcuts and compromise on our operating principles or did we meet adversity with a calm discipline and an adherence to our demonstrated processes and strengths? Tredegar's employees passed that test with flying colors in 2009. Bonnell's industry has been in a recession since 2007. In 2009, volumes dropped by another 33% (51% from 2006 volumes). Yet, the morale and "can do" attitude of our Bonnell employees never faltered. With each new challenge, they dug deeper and responded with improvements that eliminated more cost. And while the economic crisis did not have as devastating an impact on Film Products' business, our employees managed through a tremendous amount of uncertainty in 2009, attacking costs with a thoughtful and methodical approach and initiating improvement projects that will provide long-term benefits to the business. And while both business units were under tremendous pressure to cut costs, both maintained their commitments to employee training and development and fostering the desired organizational culture, often the first things to go in difficult times.

Leadership has never been more important. Tredegar has strong leaders. The Bonnell, Film Products and Corporate management teams are as good as I have seen during my 18 years at Tredegar. And the alignment within and among the teams couldn't be better. This isn't something that happens overnight, and it sure couldn't be in place at a better time. Our leaders made tough decisions swiftly in response to the economic crisis and, as decisions were being made, there was a continual balancing of the urgent need to address near-term challenges against furthering of the business strategies for longer-term growth. Just as important, our leaders led in a way that rallied the whole of their organizations to persevere and sacrifice for the good of the business.

BONNELL ALUMINUM SAFETY PERFORMANCE
TOTAL RECORDABLE INCIDENT RATE [7]


10.5
11.3
9.5
9.6
7.8
6.7
7.7
7.1
5.2
'05
'06
'07
'08
'09
Industry Average*
Bonnell Aluminum

** Source: Aluminum Extruders Council; year-end 2009 industry information not available*
See appendix for footnotes.

FILM PRODUCTS SAFETY PERFORMANCE
TOTAL RECORDABLE INCIDENT RATE [7]


7.1
6.8
6.4
5.7
1.1
.9
1.3
.2
.8
'05
'06
'07
'08
'09
Industry Average*
Film Products

** Source: Bureau of Labor Statistics (NAICS Code 326); year-end 2009 industry information not available*
See appendix for footnotes.

Leadership means industry leadership as well. Film Products and Bonnell have repeatedly demonstrated leadership in their industries. In 2009, Bonnell introduced acid-etched anodizing, a more environmentally friendly anodizing process. Due to Bonnell's efforts to educate its industry, acid-etched anodizing has gained significant traction. Film Products continues to be recognized around the world for product leadership in our markets, as well as for setting the quality standard in protective films for the LCD market.

Innovation is a powerful building block for growth. The words "innovation" and "technology" are closely linked. Technology and product innovation have contributed significantly to Film Products' past success and remain at the center of its strategy. We value innovation beyond its application to technology. Innovation breaks the paradigms of a plant, a business and an industry. It explains Bonnell's ability to differentiate itself in a commodity market. It's the "Aha" in Film Products that triggers a process change that lowers the energy consumption of a line while improving the end product.

We have made great progress in Operational Excellence, Leadership and Innovation, but we still have work to do.

So when do these building blocks produce growth for Tredegar? It's pretty clear that Bonnell's turnaround is tied to a sustained recovery in the non-residential construction market. The timing of that recovery is unclear, but it is not expected to occur during 2010. Bonnell will continue to battle an extremely tough economic environment and, as it does, its Operational Excellence, Leadership and Innovation will improve. In Film Products, we expect spending to increase for a number of new product initiatives that should prove to be meaningful contributors within the next few years. As Film Products continues to improve its Operational Excellence, Leadership and Innovation, productivity improvements and cost reductions should offset a portion of the higher spending.

By focusing on our building blocks, we have also opened up another avenue for growth through business development. We are actively looking for external opportunities where our Operational Excellence, Leadership and Innovation skills and knowledge can create value. Rest assured, our approach to business development is disciplined and centers on leveraging existing Tredegar competencies while maintaining a strong balance sheet.

To Tredegar's employees, thank you for your passion, commitment and many sacrifices—Tredegar's accomplishments are your accomplishments. To Tredegar's Board of Directors, I appreciate the trust you have placed in me. I am so grateful for the time and wisdom you continue to provide to me and the rest of Tredegar's management team on behalf of Tredegar's shareholders. To Tredegar's customers, thank you for your continued business. We strive every day to support your success and create value for you and your customers.

We at Tredegar believe we are building a winning formula based on Operational Excellence, Leadership and Innovation and that you, our shareholders, will see the results as the economy recovers in the markets that we serve. I appreciate your willingness to share that belief.



Nancy M. Taylor
President and Chief Executive Officer

Two Very Special Thank Yous

On March 3rd, Tom Slater graciously submitted his resignation from Tredegar's Board of Directors so that I could join the Board. Tom has served on our Board since 1998 with great enthusiasm and attention. Tredegar's Board and management have benefited from his perspective and experience. Tom, we thank you for your service and wise counsel.

John Gottwald retired as President and Chief Executive Officer of Tredegar on January 31st. On that day, he also retired as an employee with over 30 years of service with Tredegar and Ethyl Corporation. It is impossible to summarize in a few words what John has meant to Tredegar. He had been the driving force behind Tredegar since its birth as an independent public company in July, 1989. Under John's leadership, Tredegar created significant shareholder value. He taught many of us at Tredegar the importance of distinguishing tactics from strategy. He honed our critical thinking skills. He amazed us with his ability to zero in on the heart of the matter. He delighted us when we received one of his discerning pats on the back. And, EVERY SINGLE DAY, he challenged us to be better.

Tredegar celebrated its 20th anniversary in 2009. John marked the occasion in a way that only he could, by regaling the employees with a deep and lively history lesson on Tredegar and its heritage. The effort put forth to create this masterpiece was enormous, and the finished product is a treasure that will inspire generations of Tredegar employees to come.

John will remain on Tredegar's Board and no doubt he will continue to challenge us to be better. Still, we will miss our daily nudge and all the wonderful things that came with it.



Film Products
Net Sales by Major Product Category
($455 Million in 2009)

- *Feminine Hygiene 36%*
- *Baby Diaper 29%*
- *Packaging & Specialty 14%*
- *Surface Protection 14%*
- *Adult Incontinence 7%*



Innovative Products

Operational Excellence





Bonnell Aluminum
Volume by End Market
(92 Million Pounds in 2009)

- *Building & Construction (nonresidential) 7*
- *Building & Construction (residential) 14%*
- *Transportation 6%*
- *Distribution 4%*
- *Electrical 2%*
- *Consumer Durables 2%*
- *Machinery & Equipment 1%*



Film Products
Net Sales by Region
($455 Million in 2009)

- *North America 49%*
- *Europe 28%*
- *Asia 18%*
- *Latin America 5%*

Global Leader



TREDEGAR FILM PRODUCTS

Personal Care

Tredegar Film Products is one of the largest global suppliers of apertured, elastomeric, breathable and nonwoven film laminates for personal care markets, including feminine hygiene, baby diapers, training pants, and adult incontinence products. The world's leading consumer and private-label brands rely on the unique experience and technical excellence Tredegar provides.

Surface Protection

Our surface protection products are comprised of high quality single and multi-layer films for high technology applications. These films are designed to protect the surfaces of sensitive materials in order to improve customer yields throughout the manufacturing process for flat panel displays, which include liquid crystal display (LCD) televisions, and other technology-driven products.

Packaging & Specialty and Other Markets

Tredegar Film Products makes a wide variety of packaging films and specialty films for a broad range of end uses, primarily overwrap for bathroom tissue and paper towels, food packaging applications, laminating films for medical and industrial applications including retort sterilization, diaper and fastening tapes and release liners, and films for rubber bale and adhesive wrapping.

Film Products also makes apertured films, breathable barrier films and laminates for use in industrial, medical, agricultural and household markets. These films are used for personal protective suits, facial masks, landscaping fabrics and construction applications.

BONNELL ALUMINUM

Bonnell Aluminum manufactures mill finish, anodized and painted aluminum extrusions for commercial and residential building and construction, distribution, transportation, machinery and equipment, electrical and consumer durables markets. Fabricators and distributors use our extrusions to produce window components, curtain walls and storefronts, tub and shower enclosures, industrial machinery and equipment, automotive parts and other products.

foreseeable future. Film Products also buys polypropylene-based nonwoven fabrics based on these same resins, and we believe there will be an adequate supply of these materials in the foreseeable future.

Customers. Film Products sells to many branded product producers throughout the world. Its largest customer is The Procter & Gamble Company ("P&G"). Net sales to P&G totaled $253 million in 2009, $283 million in 2008, and $259 million in 2007 (these amounts include film sold to third parties that converted the film into materials used with products manufactured by P&G).

P&G and Tredegar have had a successful long-term relationship based on cooperation, product innovation and continuous process improvement. The loss or significant reduction in sales associated with P&G would have a material adverse effect on our business.

Intellectual Property. We consider patents, licenses and trademarks to be of significance for Film Products. We routinely apply for patents on significant developments in this business. As of December 31, 2009, Film Products holds 216 issued patents (69 of which are issued in the U.S.) and 108 trademarks (6 of which are issued in the U.S.). Our patents have remaining terms ranging from 1 to 17 years. We also have licenses under patents owned by third parties.

Aluminum Extrusions

The William L. Bonnell Company, Inc. and its subsidiaries (together, "Aluminum Extrusions") produce soft-alloy aluminum extrusions primarily for building and construction, distribution, transportation, machinery and equipment, electrical, and consumer durables markets. On February 12, 2008, we sold our aluminum extrusions business in Canada. All historical results for the Canadian business have been reflected as discontinued operations (see Note 17 to the notes to financial statements for more information).

Aluminum Extrusions manufactures mill (unfinished), anodized (coated) and painted aluminum extrusions for sale directly to fabricators and distributors that use our extrusions to produce window components, curtain walls and storefronts, tub and shower enclosures, industrial machinery and equipment and automotive parts, among other products. Sales are made primarily in the United States, principally east of the Rocky Mountains. Aluminum Extrusions competes primarily on the basis of product quality, service and price.

Aluminum Extrusions' sales volume from continuing operations by market segment over the last three years is shown below:

% of Aluminum Extrusions Sales Volume by Market Segment (Continuing Operations)			
	2009	2008	2007
Building and construction:			
Nonresidential	**71**	72	65
Residential	**14**	13	17
Transportation	**6**	4	4
Distribution	**4**	5	9
Electrical	**2**	2	2
Consumer durables	**2**	2	1
Machinery and equipment	**1**	2	2
Total	**100**	100	100

Raw Materials. The primary raw materials used by Aluminum Extrusions consist of aluminum ingot, aluminum scrap and various alloys, which are purchased from domestic and foreign producers in open-market purchases and under short-term contracts. We believe there will be an adequate supply of aluminum and other required raw materials and supplies in the foreseeable future.

Intellectual Property. Aluminum Extrusions holds two U.S. registered trademarks.

PART I

Item 1. BUSINESS

Description of Business

Tredegar Corporation ("Tredegar"), a Virginia corporation incorporated in 1988, is engaged, through its subsidiaries, in the manufacture of plastic films and aluminum extrusions. The financial information related to Tredegar's films and continuing aluminum segments and related to geographical areas included in Note 3 to the notes to financial statements is incorporated herein by reference. Unless the context requires otherwise, all references herein to "Tredegar," "we," "us" or "our" are to Tredegar Corporation and its consolidated subsidiaries.

Film Products

Tredegar Film Products Corporation and its subsidiaries (together, "Film Products") manufacture plastic films, elastics and laminate materials primarily for personal and household care products and surface protection and packaging applications. These products are produced at locations in the United States ("U.S.") and at plants in The Netherlands, Hungary, Italy, China and Brazil. Film Products competes in all of its markets on the basis of product innovation, quality, price and service.

Personal Care Materials. Film Products is one of the largest global suppliers of apertured, breathable, elastic and embossed films, and laminate materials for personal care markets, including:

- Apertured film and nonwoven materials for use as topsheet in feminine hygiene products, baby diapers and adult incontinence products (including materials sold under the ComfortQuilt™, ComfortAire™, SoftAire™ and FreshFeel™ brand names);
- Breathable, embossed and elastic materials for use as components for baby diapers, adult incontinence products and feminine hygiene products (including elastic components sold under the FabriFlex™, StretchTab™, FlexAire™, and FlexFeel™ brand names); and
- Absorbent transfer layers for baby diapers and adult incontinence products sold under the AquiDry™ and AquiSoft™ brand names.

In 2009, personal care products accounted for approximately 52% of Tredegar's consolidated net sales from continuing operations compared to approximately 40% of consolidated net sales from continuing operations in the preceding two years.

Protective Films. Film Products also produces single and multi-layer surface protection films sold under the UltraMask™ and ForceField™ brand names. These films are used in high technology applications, most notably protecting components of flat panel displays, which include liquid crystal display ("LCD") televisions, monitors and notebooks, during the manufacturing process.

Packaging Films and Films for Other Markets. Film Products produces a broad line of packaging films with an emphasis on paper products, as well as laminating films for food packaging applications. We believe these products give our customers a competitive advantage by providing cost savings with thin-gauge films that are readily printable and convertible on conventional processing equipment. Major end uses include overwrap for bathroom tissue and paper towels as well as retort pouches.

Film Products also makes apertured films, breathable barrier films and laminates that regulate fluid or vapor transmission. These products are typically used in industrial, medical, agricultural and household markets, including filter layers for personal protective suits, facial masks, landscaping fabric and construction applications.

Raw Materials. The primary raw materials used by Film Products are low density, linear low density and high density polyethylene and polypropylene resins, which are obtained from domestic and foreign suppliers at competitive prices. We believe there will be an adequate supply of polyethylene and polypropylene resins in the

Documents Incorporated By Reference

Portions of the Tredegar Corporation Proxy Statement for the 2010 Annual Meeting of Shareholders (the "Proxy Statement") are incorporated by reference into Part III of this Form 10-K. We expect to file our Proxy Statement with the Securities and Exchange Commission (the "SEC") and mail it to shareholders on or about April 6, 2010.

Index to Annual Report on Form 10-K
Year Ended December 31, 2009

Part I		**Page**
Item 1.	Business	1-3
Item 1A.	Risk Factors	4-7
Item 1B.	Unresolved Staff Comments	None
Item 2.	Properties	7-8
Item 3.	Legal Proceedings	None
Item 4.	Submission of Matters to a Vote of Security Holders	None
Part II		
Item 5.	Market for Tredegar's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	8-11
Item 6.	Selected Financial Data	11-17
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	18-36
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	36
Item 8.	Financial Statements and Supplementary Data	41-77
Item 9.	Changes In and Disagreements With Accountants on Accounting and Financial Disclosure	None
Item 9A.	Controls and Procedures	36-37
Item 9B.	Other Information	None
Part III		
Item 10.	Directors, Executive Officers and Corporate Governance*	38-39
Item 11.	Executive Compensation	*
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*	40
Item 13.	Certain Relationships and Related Transactions, and Director Independence*	40
Item 14.	Principal Accounting Fees and Services	*
Part IV		
Item 15.	Exhibits and Financial Statement Schedules	41

* Items 11 and 14 and portions of Items 10, 12 and 13 are incorporated by reference from the Proxy Statement.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________

Commission File Number 1-10258

TREDEGAR CORPORATION

(Exact name of registrant as specified in its charter)

Virginia	**54-1497771**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1100 Boulders Parkway, Richmond, Virginia	**23225**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **804-330-1000**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock	**New York Stock Exchange**
Preferred Stock Purchase Rights	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ____ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ____ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for at least the past 90 days. Yes X No ____

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files.
Yes ____ No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [ ].

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ____ Accelerated filer X
Non-accelerated filer ____ (Do not check if a smaller reporting company) Smaller reporting company ____

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ____ No X

Aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2009 (the last business day of the registrant's most recently completed second fiscal quarter): $386,068,718*

Number of shares of Common Stock outstanding as of January 31, 2010: 33,686,100 (33,984,527 as of June 30, 2009)

* In determining this figure, an aggregate of 5,000,389 shares of Common Stock beneficially owned by John D. Gottwald, William M. Gottwald and the members of their immediate families has been excluded because the shares are held by affiliates. The aggregate market value has been computed based on the closing price in the New York Stock Exchange Composite Transactions on June 30, 2009.

This Page Intentionally Left Blank

FORM 10-K

Table of Contents

Business	1–3
Risk Factors	4–7
Properties	7–8
Market for Tredegar's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	8–11
Selected Financial Data	11–17
Management's Discussion and Analysis of Financial Condition and Results of Operations	18–36
Quantitative and Qualitative Disclosures About Market Risk	36
Financial Statements and Supplementary Data	41–77
Controls and Procedures	36–37
Directors, Executive Officers and Corporate Governance	38–39
Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	40
Certain Relationships and Related Transactions, and Director Independence	40
Exhibits and Financial Statement Schedules	41

Also see our comments on Forward-looking and Cautionary Statements on page 18.

General

Research and Development. Tredegar's spending for research and development ("R&D") activities in 2009, 2008 and 2007 was related to Film Products. Film Products has technical centers in Richmond, Virginia; Terre Haute, Indiana; and Chieti, Italy. R&D spending was approximately $11.9 million in 2009, $11.0 million in 2008 and $8.4 million in 2007.

Backlog. Backlogs are not material to our operations in Film Products. Overall backlog for continuing operations in Aluminum Extrusions at December 31, 2009 was down by approximately 24% compared with December 31, 2008. The demand for extruded aluminum shapes is down significantly in most market segments, which we believe is cyclical in nature. Aluminum extrusion volume from continuing operations decreased to 91.5 million pounds in 2009, down 32.8% from 136.2 million pounds in 2008. Aluminum extrusion volume was down 12.6% in 2008 from 155.8 million pounds in 2007. Shipments declined in most markets. Shipments in non-residential construction, which comprised approximately 71% of total volume in 2009, declined by approximately 34% in 2009 compared to 2008.

Government Regulation. Laws concerning the environment that affect or could affect our domestic operations include, among others, the Clean Water Act, the Clean Air Act, the Resource Conservation Recovery Act, the Occupational Safety and Health Act, the National Environmental Policy Act, the Toxic Substances Control Act, the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), as amended, regulations promulgated under these acts, and any other federal, state or local laws or regulations governing environmental matters. At December 31, 2009, we believe that we were in substantial compliance with all applicable environmental laws, regulations and permits. In order to maintain substantial compliance with such standards, we may be required to incur expenditures, the amounts and timing of which are not presently determinable but which could be significant, in constructing new facilities or in modifying existing facilities.

Employees. Tredegar employed approximately 2,000 people at December 31, 2009.

Available Information and Corporate Governance Documents. Our Internet address is www.tredegar.com. We make available, free of charge through our website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after such documents are electronically filed with, or furnished to, the SEC. Information filed electronically with the SEC can be accessed on its website at www.sec.gov. In addition, our Corporate Governance Guidelines, Code of Conduct and the charters of our Audit, Executive Compensation and Nominating and Governance Committees are available on our website and are available in print, without charge, to any shareholder upon request by contacting Tredegar's Corporate Secretary at 1100 Boulders Parkway, Richmond, Virginia 23225. The information on or that can be accessed through our website is not, and shall not be deemed to be, a part of this report or incorporated into other filings we make with the SEC.

Item 1A. RISK FACTORS

There are a number of risks and uncertainties that can have a material effect on the operating results of our businesses and our financial condition. The following risk factors should be considered, in addition to the other information included in the Form 10-K, when evaluating Tredegar and our businesses:

General

- ***Our future performance is influenced by costs incurred by our operating companies including, for example, the cost of raw materials and energy.*** These costs include, without limitation, the cost of resin (the raw material on which Film Products primarily depends), aluminum (the raw material on which Aluminum Extrusions primarily depends), natural gas (the principal fuel necessary for Aluminum Extrusions' plants to operate), electricity and diesel fuel. Resin, aluminum and natural gas prices are extremely volatile as shown in the charts on pages 32-33. We attempt to mitigate the effects of increased costs through price increases and contractual pass-through provisions, but there are no assurances that higher prices can effectively be passed through to our customers or that we will be able to offset fully or on a timely basis the effects of higher raw material costs through price increases or pass-through arrangements. Further, there is no assurance that cost control efforts will be sufficient to offset any additional future declines in revenue or increases in raw material, energy or other costs.

- ***If we are unable to obtain capital at a reasonable cost, we may not be able to expand our operations and implement our growth strategies.*** Our five year, $300 million unsecured revolving credit facility expires in December 2010. Our ability to invest in our businesses and make acquisitions with funds in excess of the net cash flows generated from ongoing operations requires access to capital markets. In recent months, there has been uncertainty over how quickly the global economy will recover from its current recession. In addition, many banks and other financial institutions had to enter into forced liquidation sales and/or announced material write-downs related to their exposure to mortgage-backed securities, high leverage loans and other financial instruments in recent years. These events, along with other factors, have led to a tightening in the credit markets for many borrowers. Our ability to expand our operations and implement our growth strategies could be negatively impacted if we are unable to obtain financing at a reasonable cost.

- ***Non-compliance with any of the covenants in our $300 million credit facility could result in all outstanding debt under the agreement becoming due, which could have an adverse effect on our financial condition and liquidity.*** The credit agreement governing our credit facility contains restrictions and financial covenants that could restrict our financial flexibility. While we had no outstanding borrowings on our $300 million credit facility at December 31, 2009, our failure to comply with these covenants in a future period could result in an event of default, which if not cured or waived, could have an adverse effect on our financial condition and liquidity if borrowings are material.

- ***Our investments (primarily $10 million investment in Harbinger and $7.5 million investment in a drug delivery company) have high risk.*** Harbinger Capital Partners Special Situations Fund, L.P. ("Harbinger") is a fund that seeks to achieve superior absolute returns by participating primarily in medium to long-term investments involving distressed/high yield debt securities, special situation equities and private loans and notes. The fund is a highly speculative investment and subject to limitations on withdrawal. The drug delivery company may need several more rounds of financing to have the opportunity to complete product development and bring its technology to market, which may never occur. There is no secondary market for selling our interests in Harbinger or the drug delivery company. As a result, we may be required to bear the risk of our investments in Harbinger and the drug delivery company for an indefinite period of time.

- ***Loss of certain key officers or employees could adversely affect our business.*** We depend on our senior executive officers and other key personnel to run our business. The loss of any of these officers or other key personnel could materially adversely affect our operations. Competition for qualified employees among companies that rely heavily on engineering and technology is intense, and the loss of qualified employees or an inability to attract, retain and motivate additional highly skilled employees required for the operation and expansion of our business could hinder our ability to improve manufacturing operations, conduct research activities successfully and develop marketable products.

- ***Tredegar is subject to increased credit risk that is inherent with an economic downturn and efforts to increase market share as we attempt to broaden our customer base.*** In the event of the deterioration of operating cash flows or diminished borrowing capacity of our customers, the collection of trade receivable balances may be delayed or deemed unlikely. The operations of our customers for Aluminum Extrusions generally follow the cycles within the economy, resulting in greater credit risk from diminished operating cash flows and higher bankruptcy rates when the economy is in recession. In addition, Films Products' credit risk exposure could increase as efforts to expand its business may lead to a broader, more diverse customer base.

- ***Tredegar is subject to various environmental laws and regulations and could become exposed to substantial liabilities and costs associated with such laws.*** We are subject to various environmental proceedings and could become subject to additional proceedings in the future. In the case of known potential liabilities, it is management's judgment that the resolution of ongoing and/or pending environmental remediation obligations is not expected to have a material adverse effect on our consolidated financial condition or liquidity. In any given period or periods, however, it is possible such proceedings or matters could have a material effect on the results of operations. Changes in environmental laws and regulations, or their application, including, but not limited to, those relating to global climate change, could subject us to significant additional capital expenditures and operating expenses. Moreover, future developments in federal, state, local and international environmental laws and regulations are currently especially difficult to predict. Environmental laws have become and are expected to continue to become increasingly strict. As a result, we will be subject to new environmental laws and regulations. However, any such changes are uncertain and, therefore, it is not possible for us to predict with certainty the amount of additional capital expenditures or operating expenses that could be necessary for compliance with respect to any such changes.

- ***An inability to renegotiate one of our collective bargaining agreements could adversely affect our financial results.*** Some of our employees are represented by labor unions under various collective bargaining agreements with varying durations and expiration dates. Tredegar may not be able to satisfactorily renegotiate collective bargaining agreements when they expire. In addition, existing collective bargaining agreements may not prevent a strike or work stoppage at our facilities in the future. Any such work stoppages (or potential work stoppages) could negatively impact our ability to manufacture our products and adversely affect results of operations.

Film Products

- ***Film Products is highly dependent on sales associated with one customer, P&G.*** P&G comprised approximately 40% of Tredegar's consolidated net sales from continuing operations in 2009, 33% in 2008 and 29% in 2007. The loss or significant reduction of sales associated with P&G would have a material adverse effect on our business. Other P&G-related factors that could adversely affect our business include, by way of example, (i) failure by P&G to achieve success or maintain share in markets in which P&G sells products containing our materials, (ii) operational decisions by P&G that result in component substitution, inventory reductions and similar changes, (iii) delays in P&G rolling out products utilizing new technologies developed by us and (iv) P&G rolling out products utilizing technologies developed by others that replaces our business with P&G. While we have undertaken efforts to expand our customer base, there can be no assurance that such efforts will be successful, or that they will offset any delay or loss of sales and profits associated with P&G.

- ***Growth of Film Products depends on our ability to develop and deliver new products at competitive prices.*** Personal care, surface protection and packaging products are now being made with a variety of new materials and the overall cycle for changing materials has accelerated. While we have substantial technical resources, there can be no assurance that our new products can be brought to market successfully, or if brought to market successfully, at the same level of profitability and market share of replaced films. A shift in customer preferences away from our technologies, our inability to develop and deliver new profitable products, or delayed acceptance of our new products in domestic or foreign markets, could have a material adverse effect on our business. In the long term, growth will depend on our ability to provide innovative materials at a cost that meets our customers' needs.

- ***Continued growth in Film Products' sale of high value protective film products is not assured.*** A shift in our customers' preference to new or different products or new technology that displaces flat panel displays that currently utilize our protective films could have a material adverse effect on our sales of protective films. Similarly, a decline in the rate of growth for flat panel displays could have a material adverse effect on protective film sales.

- ***Our substantial international operations subject us to risks of doing business in countries outside the United States, which could adversely affect our business, financial condition and results of operations.*** Risks inherent in international operations include the following, by way of example: changes in general economic conditions, potential difficulty enforcing agreements and intellectual property rights, staffing and managing widespread operations and the challenges of complying with a wide variety of laws and regulations, restrictions on international trade or investment, restrictions on the repatriation of income, fluctuations in exchange rates, imposition of additional taxes on our income generated outside the U.S., nationalization of private enterprises and unexpected adverse changes in international laws and regulatory requirements.

- ***Our inability to protect our intellectual property rights or our infringement of the intellectual property rights of others could have a significant adverse impact on Film Products.*** Film Products operates in a field where our significant customers and competitors have substantial intellectual property portfolios. The continued success of this business depends on our ability not only to protect our own technologies and trade secrets, but also to develop and sell new products that do not infringe upon existing patents or threaten existing customer relationships. An unfavorable outcome in any intellectual property litigation or similar proceeding could have a material adverse effect on Film Products.

- ***The recent economic downturn could have a disruptive impact on our supply chain.*** Certain raw materials used in manufacturing our products are available from a single supplier, and we may not be able to quickly or inexpensively re-source to another supplier. The risk of damage or disruption to our supply chain has been exacerbated during the recent economic recession as different suppliers have consolidated their product portfolios or experienced financial distress. Failure to take adequate steps to effectively manage such events, which are intensified when a product is sourced from a single supplier or location, could adversely affect our business and results of operations, as well as require additional resources to restore our supply chain.

- ***Failure of our customers to achieve success or maintain market share could adversely impact sales and operating margins.*** Our products serve as components for various consumer products sold worldwide. Our customers' ability to successfully develop, manufacture and market its products is integral to our success.

Aluminum Extrusions

- ***Sales volume and profitability of Aluminum Extrusions is cyclical and highly dependent on economic conditions of end-use markets in the United States, particularly in the construction, distribution and transportation industries.*** Our market segments are also subject to seasonal slowdowns. Because of the high degree of operating leverage inherent in our operations (generally constant fixed costs until full capacity utilization is achieved), the percentage drop in operating profits in a cyclical downturn will likely exceed the percentage drop in volume. Any benefits associated with cost reductions and productivity improvements may not be sufficient to offset the adverse effects on profitability from pricing and margin pressure and higher bad debts (including a greater chance of loss associated with defaults on fixed-price forward sales contracts with our customers) that usually accompany a downturn. In addition, higher energy costs can further reduce profits unless offset by price increases or cost reductions and productivity improvements.

  Currently, there is uncertainty surrounding the extent and timing of recovery from the current economic recession. There can be no assurance as to the extent and timing of the recovery of sales volumes and profits for

Aluminum Extrusions, especially since there can be a lag in the recovery of its end-use markets in comparison to the overall economic recovery.

- ***The markets for our products are highly competitive with product quality, service, delivery performance and price being the principal competitive factors.*** Aluminum Extrusions has approximately 975 customers associated with its continuing operations that are in a variety of end-use markets within the broad categories of building and construction, distribution, transportation, machinery and equipment, electrical and consumer durables. No single customer exceeds 5% of Aluminum Extrusions' net sales. Due to the diverse customer mix across many end-use markets, we believe the industry generally tracks the real growth of the overall economy. Future success and prospects depend on our ability to retain existing customers and participate in overall industry cross-cycle growth.

  During improving economic conditions, excess industry capacity is absorbed and pricing pressure becomes less of a factor in many of our end-use markets. Conversely, during an economic slowdown, excess industry capacity often drives increased pricing pressure in many end-use markets as competitors protect their position with key customers. Because the business is susceptible to these changing economic conditions, Aluminum Extrusions targets complex, customized, service-intensive business with more challenging requirements which is competitively more defensible compared to higher volume, standard extrusion applications.

  Imports into the U.S., primarily from China, represent a portion of the U.S. aluminum extrusion market, and increased significantly in 2009. This trend has the potential of further exacerbating a very competitive market, amplifying market share and pricing pressures.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 2. PROPERTIES

General

Most of the improved real property and the other assets used in our operations are owned, and none of the owned property is subject to an encumbrance that is material to our consolidated operations. We consider the plants, warehouses and other properties and assets owned or leased by us to be in generally good condition.

We believe that the capacity of our plants is adequate to meet our immediate needs. Our plants generally have operated at 50-90% of capacity. Our corporate headquarters, which is leased, is located at 1100 Boulders Parkway, Richmond, Virginia 23225.

Our principal plants and facilities are listed below:

Film Products

Locations in the U.S.	*Locations Outside the U.S.*	*Principal Operations*
Lake Zurich, Illinois Pottsville, Pennsylvania Red Springs, North Carolina (leased) Richmond, Virginia (technical center) (leased) Terre Haute, Indiana (technical center and production facility)	Chieti, Italy (technical center) (leased) Guangzhou, China Kerkrade, The Netherlands Pune, India (under construction) Rétság, Hungary Roccamontepiano, Italy São Paulo, Brazil Shanghai, China	Production of plastic films and laminate materials

Aluminum Extrusions

Locations in the U.S.	*Locations in Canada*	*Principal Operations*
Carthage, Tennessee Kentland, Indiana Newnan, Georgia	All locations in Canada were part of the sale on February 12, 2008, of the aluminum extrusions business in Canada (see Note 17 to the notes to financial statements for more information)	Production of aluminum extrusions, fabrication and finishing

Item 3. LEGAL PROCEEDINGS

None.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

Item 5. MARKET FOR TREDEGAR'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Prices of Common Stock and Shareholder Data

Our common stock is traded on the New York Stock Exchange ("NYSE") under the ticker symbol TG. We have no preferred stock outstanding. There were 33,887,550 shares of common stock held by 3,620 shareholders of record on December 31, 2009.

The following table shows the reported high and low closing prices of our common stock by quarter for the past two years.

	2009		2008	
	High	**Low**	High	Low
First quarter	**$ 18.68**	**$ 14.43**	$ 18.56	$ 13.13
Second quarter	**17.99**	**12.79**	19.49	14.19
Third quarter	**15.82**	**13.07**	20.59	13.38
Fourth quarter	**15.93**	**13.40**	18.68	11.41

The closing price of our common stock on February 26, 2010 was $16.75.

Dividend Information

We have paid a dividend every quarter since becoming a public company in July 1989. During 2009, 2008 and 2007, our quarterly dividend was 4 cents per share.

All decisions with respect to the declaration and payment of dividends will be made by the Board of Directors in its sole discretion based upon earnings, financial condition, anticipated cash needs, restrictions in our credit agreement and other such considerations as the Board deems relevant. See Note 8 beginning on page 61 for the restrictions contained in our credit agreement related to minimum shareholders' equity required and aggregate dividends permitted.

Issuer Purchases of Equity Securities

On January 7, 2008, we announced that our board of directors approved a share repurchase program whereby management is authorized at its discretion to purchase, in the open market or in privately negotiated transactions, up to 5 million shares of Tredegar's outstanding common stock. The authorization has no time limit. This share repurchase program replaced our previous share repurchase authorization announced on August 8, 2006.

Under these standing authorizations, we purchased 105,497 shares in 2009 and approximately 1.1 million shares in 2008 of our stock in the open market at an average price of $14.44 and $14.88 per share, respectively.

The table below summarizes share repurchase activity under the current program by month during 2009 and 2008:

Period	Total Number of Shares Purchased	Average Price Paid Per Share Before Broker Commissions	Total Cumulative Number of Shares Purchased:	Maximum Number of Shares at End of Period that May Yet be Purchased:
January 2008	-	$ -	-	5,000,000
February 2008	16,300	15.38	16,300	4,983,700
March 2008	386,500	15.44	402,800	4,597,200
April 2008	-	-	402,800	4,597,200
May 2008	311,800	14.84	714,600	4,285,400
June 2008	69,400	14.23	784,000	4,216,000
July 2008	253,600	13.87	1,037,600	3,962,400
August 2008 - July 2009	-	-	1,037,600	3,962,400
August 2009	66,737	14.59	1,104,337	3,895,663
September 2009	38,760	14.13	1,143,097	3,856,903
October 2009 - December 2009	-	-	1,143,097	3,856,903

See page 31 of the Financial Condition section of Management's Discussion and Analysis of Financial Condition and Results of Operations for additional share repurchases from January 1, 2010 through February 26, 2010.

Annual Meeting

Our annual meeting of shareholders will be held on May 18, 2010, beginning at 9:00 a.m. EDT at the Jepson Alumni Center of the University of Richmond, 49 Crenshaw Way, Richmond, Virginia. We expect to mail formal notice of the annual meeting, proxies and proxy statements to shareholders on or about April 6, 2010.

Comparative Tredegar Common Stock Performance

The following graph compares cumulative total shareholder returns for Tredegar, the S&P SmallCap 600 Stock Index (an index comprised of companies with market capitalizations similar to Tredegar) and the Russell 2000 Index for the five years ended December 31, 2009. Tredegar is part of both the S&P SmallCap 600 Index and Russell 2000 Index.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Tredegar Corporation, The S&P Smallcap 600 Index
And The Russell 2000 Index
$140
$120
$100
$80
$60
$40
$20
$0
12/04
12/05
12/06
12/07
12/08
12/09
Tredegar Corporation
S&P Smallcap 600
Russell 2000

*$100 invested on 12/31/04 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Inquiries

Inquiries concerning stock transfers, dividends, dividend reinvestment, consolidating accounts, changes of address, or lost or stolen stock certificates should be directed to:

Computershare Investor Services
250 Royall Street
Canton, MA 02021
Phone: 800-622-6757
E-mail: web.queries@computershare.com

All other inquiries should be directed to:

Tredegar Corporation
Investor Relations Department
1100 Boulders Parkway
Richmond, Virginia 23225
Phone: 800-411-7441
E-mail: invest@tredegar.com
Web site: www.tredegar.com

Quarterly Information

We do not generate or distribute quarterly reports to shareholders. Information on quarterly results can be obtained from our website. In addition, we file quarterly, annual and other information electronically with the SEC, which can be accessed on its website at www.sec.gov.

Legal Counsel

Hunton & Williams LLP
Richmond, Virginia

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
Richmond, Virginia

Item 6. SELECTED FINANCIAL DATA

The tables that follow on pages 12-17 present certain selected financial and segment information for the five years ended December 31, 2009.

FIVE-YEAR SUMMARY

Tredegar Corporation and Subsidiaries

Years Ended December 31	**2009**	2008	2007	2006	2005
(In Thousands, Except Per-Share Data)					
Results of Operations (a):					
Sales	**$ 648,613**	$ 883,899	$ 922,583	$ 937,561	$ 808,464
Other income (expense), net	**8,464** (c)	10,341 (d)	1,782 (e)	1,444 (f)	(2,211) (g)
	657,077	894,240	924,365	939,005	806,253
Cost of goods sold	**516,933** (c)	739,721 (d)	761,509 (e)	779,376 (f)	672,465 (g)
Freight	**16,085**	20,782	19,808	22,602	20,276
Selling, general & administrative expenses	**60,481**	58,699	68,501	64,082	61,007 (g)
Research and development expenses	**11,856**	11,005	8,354	8,088	8,982
Amortization of intangibles	**120**	123	149	149	299
Interest expense	**783**	2,393	2,721	5,520	4,573
Asset impairments and costs associated with exit and disposal activities	**2,950** (c)	12,390 (d)	4,027 (e)	4,080 (f)	15,782 (g)
Goodwill impairment charge	**30,559** (b)	-	-	-	-
	639,767	845,113	865,069	883,897	783,384
Income from continuing operations before income taxes	**17,310**	49,127	59,296	55,108	22,869
Income taxes	**18,663** (c)	19,486 (d)	24,366	19,791 (f)	9,497
Income (loss) from continuing operations (a)	**(1,353)**	29,641	34,930	35,317	13,372
Discontinued operations (a):					
Income (loss) from aluminum extrusions business in Canada	**-**	(705)	(19,681)	2,884	2,857
Net income (loss)	**$ (1,353)**	$ 28,936	$ 15,249	$ 38,201	$ 16,229
Diluted earnings (loss) per share:					
Continuing operations (a)	**$ (.04)**	$ .87	$ .90	$ .91	$ .35
Discontinued operations (a)	**-**	(.02)	(.51)	.07	.07
Net income (loss)	**$ (.04)**	$ .85	$ .39	$ .98	$ .42

Refer to notes to financial tables on page 17.

FIVE-YEAR SUMMARY

Tredegar Corporation and Subsidiaries

Years Ended December 31 (In Thousands, Except Per-Share Data)	**2009**	2008	2007	2006	2005
Share Data:					
Equity per share	**$ 12.66**	$ 12.40	$ 14.13	$ 13.15	$ 12.53
Cash dividends declared per share	**.16**	.16	.16	.16	.16
Weighted average common shares outstanding during the period	**33,861**	33,977	38,532	38,671	38,471
Shares used to compute diluted earnings (loss) per share during the period	**33,861**	34,194	38,688	38,931	38,597
Shares outstanding at end of period	**33,888**	33,910	34,765	39,286	38,737
Closing market price per share:					
High	**$ 18.68**	$ 20.59	$ 24.45	$ 23.32	$ 20.19
Low	**12.79**	11.41	13.33	13.06	11.76
End of year	**15.82**	18.18	16.08	22.61	12.89
Total return to shareholders (h)	**(12.1)** %	14.1 %	(28.2) %	76.6 %	(35.4) %
Financial Position:					
Total assets	**$ 596,279**	$ 610,632	$ 784,478	$ 781,787	$ 781,758
Cash and cash equivalents	**90,663**	45,975	48,217	40,898	23,434
Debt	**1,163**	22,702	82,056	62,520	113,050
Shareholders' equity (net book value)	**429,072**	420,416	491,328	516,595	485,362
Equity market capitalization (i)	**536,108**	616,484	559,021	888,256	499,320

Refer to notes to financial tables on page 17.

SEGMENT TABLES

Tredegar Corporation and Subsidiaries

Net Sales (j)

Segment (In Thousands)	**2009**	2008	2007	2006	2005
Film Products	**$ 455,007**	$ 522,839	$ 530,972	$ 511,169	$ 460,277
Aluminum Extrusions	**177,521**	340,278	371,803	403,790	327,659
AFBS (formerly Therics)	**-**	-	-	-	252
Total net sales	**632,528**	863,117	902,775	914,959	788,188
Add back freight	**16,085**	20,782	19,808	22,602	20,276
Sales as shown in Consolidated Statements of Income	**$ 648,613**	$ 883,899	$ 922,583	$ 937,561	$ 808,464

Identifiable Assets

Segment (In Thousands)	**2009**	2008	2007	2006	2005
Film Products	**$ 371,639**	$ 399,895	$ 488,035	$ 498,961	$ 479,286
Aluminum Extrusions	**82,429**	112,259	115,223	128,967	130,448
AFBS (formerly Therics)	**1,147**	1,629	2,866	2,420	2,759
Subtotal	**455,215**	513,783	606,124	630,348	612,493
General corporate	**50,401**	50,874	74,927	30,113	61,905
Cash and cash equivalents	**90,663**	45,975	48,217	40,898	23,434
Identifiable assets from continuing operations	**596,279**	610,632	729,268	701,359	697,832
Discontinued operations (a):					
Aluminum extrusions business in Canada	**-**	-	55,210	80,428	83,926
Total	**$ 596,279**	$ 610,632	$ 784,478	$ 781,787	$ 781,758

Refer to notes to financial tables on page 17.

SEGMENT TABLES

Tredegar Corporation and Subsidiaries

Operating Profit

Segment (In Thousands)	**2009**	2008	2007	2006	2005
Film Products:					
Ongoing operations	**$ 64,379**	$ 53,914	$ 59,423	$ 57,645	$ 44,946
Plant shutdowns, asset impairments and restructurings, net of gains on sale of assets and related income from LIFO inventory liquidations	**(1,846)** (c)	(11,297) (d)	(649) (e)	221 (f)	(3,955) (g)
Aluminum Extrusions:					
Ongoing operations	**(6,494)**	10,132	16,516	18,302	17,084
Plant shutdowns, asset impairments, restructurings and other	**(639)** (c)	(687) (d)	(634) (e)	(1,434) (f)	(993) (g)
Goodwill impairment charge	**(30,559)** (b)	-	-	-	-
AFBS (formerly Therics):					
Ongoing operations	**-**	-	-	-	(3,467)
Loss on investment in Therics, LLC	**-**	-	-	(25)	(145)
Gain on sale of investments in Theken Spine and Therics, LLC	**1,968** (c)	1,499 (d)	-	-	-
Plant shutdowns, asset impairments, restructurings and other	**-**	-	(2,786) (e)	(637) (f)	(10,318) (g)
Total	**26,809**	53,561	71,870	74,072	43,152
Interest income	**806**	1,006	1,212	1,240	586
Interest expense	**783**	2,393	2,721	5,520	4,573
Gain on sale of corporate assets	**404**	1,001	2,699	56	61
Gain from write-up of an investment accounted for under the fair value method	**5,100** (c)	5,600 (d)	-	-	-
Loss from write-down of an investment	**-**	-	2,095 (e)	-	5,000 (g)
Stock option-based compensation costs	**1,692**	782	978	970	-
Corporate expenses, net	**13,334**	8,866	10,691	13,770	11,357 (g)
Income from continuing operations before income taxes	**17,310**	49,127	59,296	55,108	22,869
Income taxes	**18,663** (c)	19,486 (d)	24,366	19,791 (f)	9,497
Income (loss) from continuing operations	**(1,353)**	29,641	34,930	35,317	13,372
Income (loss) from discontinued operations (a)	**-**	(705)	(19,681)	2,884	2,857
Net income (loss)	**$ (1,353)**	$ 28,936	$ 15,249	$ 38,201	$ 16,229

Refer to notes to financial tables on page 17.

SEGMENT TABLES
Tredegar Corporation and Subsidiaries

Depreciation and Amortization

Segment (In Thousands)	**2009**	2008	2007	2006	2005
Film Products	**$ 32,360**	$ 34,588	$ 34,092	$ 31,847	$ 26,673
Aluminum Extrusions	**7,566**	8,018	8,472	8,378	7,996
AFBS (formerly Therics)	**-**	-	-	-	437
Subtotal	**39,926**	42,606	42,564	40,225	35,106
General corporate	**71**	70	91	111	195
Total continuing operations	**39,997**	42,676	42,655	40,336	35,301
Discontinued operations (a):					
Aluminum extrusions business in Canada	**-**	515	3,386	3,945	3,488
Total	**$ 39,997**	$ 43,191	$ 46,041	$ 44,281	$ 38,789

Capital Expenditures and Investments

Segment (In Thousands)	**2009**	2008	2007	2006	2005
Film Products	**$ 11,487**	$ 11,135	$ 15,304	$ 33,168	$ 50,466
Aluminum Extrusions	**22,530**	9,692	4,391	6,609	5,750
AFBS (formerly Therics)	**-**	-	-	-	36
Subtotal	**34,017**	20,827	19,695	39,777	56,252
General corporate	**125**	78	6	24	73
Capital expenditures for continuing operations	**34,142**	20,905	19,701	39,801	56,325
Discontinued operations (a):					
Aluminum extrusions business in Canada	**-**	39	942	772	6,218
Total capital expenditures	**34,142**	20,944	20,643	40,573	62,543
Investments	**-**	5,391	23,513	542	1,095
Total	**$ 34,142**	$ 26,335	$ 44,156	$ 41,115	$ 63,638

Refer to notes to financial tables on page 17.

NOTES TO FINANCIAL TABLES

(a) On February 12, 2008, we sold our aluminum extrusions business in Canada. All historical results for this business have been reflected as discontinued operations. In 2008, discontinued operations include an after-tax loss of $412,000 on the sale in addition to operating results through the closing date. In 2007, discontinued operations also include $11.4 million in cash income tax benefits from the sale that were realized in 2008.

(b) A goodwill impairment charge of $30.6 million ($30.6 million after taxes) was recognized in Aluminum Extrusions upon completion of an impairment analysis performed as of March 31, 2009. The non-cash charge, computed under U.S. generally accepted accounting principles, resulted from the estimated adverse impact on the business unit's fair value of possible future losses and the uncertainty of the amount and timing of an economic recovery.

(c) Plant shutdowns, asset impairments, restructurings and other for 2009 include a charge of $2.1 million for severance and other employee related costs in connection with restructurings for Film Products ($1.3 million), Aluminum Extrusions ($433,000) and corporate headquarters ($396,000, included in "Corporate expenses, net" in the operating profit by segment table), an asset impairment charge of $1.0 million in Films Products, pretax losses of $952,000 associated with Aluminum Extrusions for timing differences between the recognition of realized losses on aluminum futures contracts and related revenues from the delayed fulfillment by customers of fixed-price forward purchase commitments (included in "Cost of goods sold" in the consolidated statements of income), a gain of $640,000 related to the sale of land at our aluminum extrusions facility in Newnan, Georgia (included in "Other income (expense), net" in the consolidated statements of income), a gain of $275,000 on the sale of equipment (included in "Other income (expense), net" in the consolidated statements of income) from a previously shutdown film products manufacturing facility in LaGrange, Georgia, a gain of $175,000 on the sale of a previously shutdown aluminum extrusions manufacturing facility in El Campo, Texas (included in "Other income (expense), net" in the consolidated statements of income), a gain of $149,000 related to the reversal to income of certain inventory impairment accruals in Film Products, and a net charge of $69,000 (included in "Costs of goods sold" in the consolidated statement of income) related to adjustments of future environmental costs expected to be incurred by Aluminum Extrusions. The gain from the write-up of an investment accounted for under the fair value method of $5.1 million in 2009 is included in "Other income (expense), net" in the consolidated statement of income. The gain on sale of investments in Theken Spine and Therics, LLC, which is also included in "Other income (expense), net" in the consolidated statement of income, includes the receipt of a contractual earn-out payment of $1.8 million and a post-closing contractual adjustment of $150,000. AFBS Inc. (formerly Therics, Inc.) received these investments in 2005, when substantially all of the assets of AFBS, Inc., a wholly owned subsidiary of Tredegar, were sold or assigned to a newly created limited liability company, Therics, LLC, controlled and managed by an individual not affiliated with Tredegar. Income taxes in 2009 include the recognition of a valuation allowance of $2.1 million related to the expected limitations on the utilization of assumed capital losses on certain investments.

(d) Plant shutdowns, asset impairments, restructurings and other for 2008 include an asset impairment charge of $9.7 million for Film Products, a charge of $2.7 million for severance and other employee related costs in connection with restructurings for Film Products ($2.2 million) and Aluminum Extrusions ($510,000), a pretax gain of $583,000 from the sale of land rights and related improvements at the Film Products facility in Shanghai, China (included in "Other income (expense), net" in the consolidated statement of income), and a $177,000 pretax charge related to expected future environmental costs at the Aluminum Extrusions facility in Newnan, Georgia (included in "Cost of goods sold" in the consolidated statements of income). The gain of $1.5 million from the sale of our investments in Theken Spine and Therics, LLC. is included in "Other income (expense), net" in the consolidated statements of income. The gain from the write-up of an investment accounted for under the fair value method of $5.6 million in 2008 is included in "Other income (expense), net" in the consolidated statements of income. Income taxes in 2008 includes the reversal of a valuation allowance recognized in the third quarter of 2007 of $1.1 million that originally related to expected limitations on the utilization of assumed capital losses on certain investments.

(e) Plant shutdowns, asset impairments, restructurings and other for 2007 include a charge of $2.8 million related to the estimated loss on the sub-lease of a portion of the AFBS (formerly Therics) facility in Princeton, New Jersey, charges of $594,000 for asset impairments in Film Products, a charge of $592,000 for severance and other employee-related costs in Aluminum Extrusions, a charge of $55,000 related to the shutdown of the films manufacturing facility in LaGrange, Georgia, and a charge of $42,000 associated with the expected future environmental costs at the aluminum extrusions facility in Newnan, Georgia (included in "Cost of goods sold" in the consolidated statements of income). The loss from the write-down of an investment in 2007 of $2.1 million is included in "Other income (expense), net" in the consolidated statements of income.

(f) Plant shutdowns, asset impairments, restructurings and other for 2006 include a net gain of $1.5 million associated with the shutdown of the films manufacturing facility in LaGrange, Georgia, including a gain of $2.9 million for related LIFO inventory liquidations (included in "Cost of goods sold" in the consolidated statements of income) and a gain of $261,000 on the sale of related property and equipment (included in "Other income (expense), net" in the consolidated statements of income), partially offset by severance and other costs of $1.6 million and asset impairment charges of $130,000, charges of $1.0 million for asset impairments in Film Products, a charge of $920,000 related to expected future environmental costs at the aluminum extrusions facility in Newnan, Georgia (included in "Cost of goods sold" in the consolidated statements of income), charges of $727,000 for severance and other employee-related costs in connection with restructurings in Film Products ($213,000) and Aluminum Extrusions ($514,000), and charges of $637,000 related to the estimated loss on the sub-lease of a portion of the AFBS facility in Princeton, New Jersey. Income taxes in 2006 include a reversal of a valuation allowance of $577,000 for deferred tax assets associated with capital loss carry-forwards recorded with the write-down of the investment in Novalux in 2005. Outside appraisal of the value of corporate assets, primarily real estate, performed in December 2006, indicated that realization of related deferred tax assets is more likely than not.

(g) Plant shutdowns, asset impairments, restructurings and other for 2005 include charges of $10.3 million related to the sale or assignment of substantially all of AFBS' assets, charges of $2.1 million related to severance and other employee-related costs in connection with restructurings in Film Products ($1.1 million), Aluminum Extrusions ($498,000) and corporate headquarters ($455,000, included in "Corporate expenses, net" in the operating profit by segment table), a charge of $2.1 million related to the planned shutdown of the films manufacturing facility in LaGrange, Georgia, a net gain of $1.7 million related to the shutdown of the films manufacturing facility in New Bern, North Carolina, including a gain on the sale of the facility ($1.8 million, included in "Other income (expense), net" in the consolidated statements of income), partially offset by shutdown-related expenses ($225,000), a charge of $1.0 million for process reengineering costs associated with the implementation of an information system in Film Products (included in "Costs of goods sold" in the consolidated statements of income), a net charge of $843,000 related to severance and other employee-related costs associated with the restructuring of the research and development operations in Film Products (of this amount, $1.4 million in charges for employee relocation and recruitment is included in "Selling, general & administrative expenses" in the consolidated statements of income), a gain of $653,000 related to the shutdown of the films manufacturing facility in Carbondale, Pennsylvania, including a gain on the sale of the facility ($630,000, included in "Other income (expense), net" in the consolidated statements of income), and the reversal to income of certain shutdown-related accruals ($23,000), charges of $583,000 for asset impairments in Film Products, a gain of $508,000 for interest receivable on tax refund claims (included in "Corporate expenses, net" in the operating profit by segment table and "Other income (expense), net" in the consolidated statements of income), a charge of $495,000 in Aluminum Extrusions, including an asset impairment ($597,000), partially offset by the reversal to income of certain shutdown-related accruals ($102,000), charges of $353,000 for accelerated depreciation related to restructurings in Film Products, and a charge of $182,000 in Film Products related to the write-off of an investment. As of December 31, 2005, the investment in Novalux, Inc. of $6.1 million was written down to estimated fair value of $1.1 million. The loss from the write-down, $5.0 million, is included in "Other income (expense), net" in the consolidated statements of income.

(h) Total return to shareholders is defined as the change in stock price during the year plus dividends per share, divided by the stock price at the beginning of the year.

(i) Equity market capitalization is the closing market price per share for the period multiplied by the shares outstanding at the end of the period.

(j) Net sales represent gross sales less freight. Net sales is the measure used by the chief operating decision maker of each segment for purposes of assessing performance.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-looking and Cautionary Statements

Some of the information contained in this Form 10-K may constitute "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. When we use the words "believe," "estimate," "anticipate," "expect," "project," "likely," "may" and similar expressions, we do so to identify forward-looking statements. Such statements are based on our then current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those addressed in the forward-looking statements. It is possible that our actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. For risks and important factors that could cause actual results to differ from expectations refer to "Risk Factors" in Part I, Item 1A of this Form 10-K. Readers are urged to review and consider carefully the disclosures Tredegar makes in the reports Tredegar files with or furnishes to the Securities and Exchange Commission. Tredegar does not undertake to update any forward-looking statement to reflect any change in management's expectations or any change in conditions, assumptions or circumstances on which such statements are based.

Executive Summary

General

Tredegar is a manufacturer of plastic films and aluminum extrusions. Descriptions of our businesses are provided on pages 1-7.

Losses from continuing operations were $1.4 million (4 cents per diluted share) in 2009 compared with income from continuing operations of $29.6 million (87 cents per diluted share) in 2008. Gains on the sale of assets, investment write-downs or write-ups and other items and losses related to plant shutdowns, assets impairments, restructurings and other charges are described in results of operations beginning on page 24. The business segment review begins on page 34.

Film Products

In Film Products, net sales were $455.0 million in 2009, down 13.0% versus $522.8 million in 2008. Operating profit from ongoing operations was $64.4 million in 2009, an increase of 19.4% compared with $53.9 million in 2008. Volume decreased to 206.7 million pounds in 2009 from 221.2 million pounds in 2008. Net sales declined compared to last year due to the impact on selling prices from the pass-through of lower resin costs, volume declines in personal care materials and packaging films and the unfavorable effect of changes in the U.S. dollar value of currencies for operations outside the U.S.

Operating profit from ongoing operations increased in 2009 compared to 2008 as cost reduction efforts, productivity gains, the positive impact of the change in product mix driven mostly by an increase in sales of high-value surface protection materials and the lag in the pass-through of reduced resin costs were partially offset by lower overall sales volumes and the unfavorable effects of foreign currency rates. Film Products has index-based pass-through raw material cost agreements for the majority of its business. However, under certain agreements, changes in resin prices are not passed through for an average period of 90 days. The estimated impact of the lag in the pass-through of changes in average resin costs and year-end adjustments for inventories accounted for under the last-in first-out method ("LIFO") was a positive $1.7 million in 2009 and a negative $600,000 in 2008. The estimated unfavorable impact from U.S. dollar value currencies for operations outside the U.S. was $1.9 million in 2009 compared with 2008.

Future operating profit levels within Film Products will depend upon our ability to deliver product innovations and cost reductions, to support growth in the sales of higher value surface protection materials and to address competitive pressures facing our personal care and packaging materials businesses.

Capital expenditures in Film Products were $11.5 million in 2009, up from $11.1 million in 2008, and are projected to be approximately $24 million in 2010 as spending returns to more normalized levels. Depreciation expense was $32.2 million in 2009, down from $34.5 million in 2008, and is projected to be approximately $36 million in 2010.

Aluminum Extrusions

Net sales from continuing operations in Aluminum Extrusions were $177.5 million in 2009, down 47.8% from $340.3 million in 2008. Operating losses from ongoing U.S. operations were $6.5 million, a negative change of $16.6 million from operating profits of $10.1 million in 2008. Volume from continuing operations was 91.5 million pounds in 2009, down 32.8% from 136.2 million pounds in 2008.

The decrease in net sales was mainly due to lower sales volume and a decrease in average selling prices driven by lower average aluminum costs. Weak market conditions led to decreased shipments in most markets. Shipments in nonresidential construction, which comprised 71% of total volume in 2009, declined by approximately 34% in 2009 compared with 2008. Operating losses from ongoing U.S. operations in 2009 were primarily driven by lower sales volume. Given the uncertainty as to the timing of a meaningful recovery in the nonresidential construction market, our short-term focus in Aluminum Extrusions continues to be reducing our breakeven point while strategically investing in the business to ensure continued improvement in product and service offerings to our customers.

Upon completing a goodwill impairment analysis as of March 31, 2009, a goodwill impairment charge of $30.6 million ($30.6 million after tax) was recognized in Aluminum Extrusions. This impairment charge represents the entire amount of goodwill associated with the Aluminum Extrusions reporting unit. For additional detail on this goodwill impairment charge, see Note 1 of the notes to the financial statements beginning on page 47.

Capital expenditures for continuing operations in Aluminum Extrusions were $22.5 million in 2009, a $12.8 million increase from $9.7 million in 2008, and are projected to be approximately $6.4 million in 2010. The 18-month project to expand capacity at our Carthage, Tennessee manufacturing facility, which will increase our capabilities in the nonresidential construction sector, accounted for $19.0 million of capital expenditures in 2009. Depreciation expense for continuing operations was $7.6 million in 2009, a decrease of 5.6% from $8.0 million in 2008, and is projected to be $9.5 million in 2010.

On February 12, 2008, we sold our aluminum extrusions business in Canada for approximately $25 million to an affiliate of H.I.G. Capital. We realized cash income tax benefits in 2008 from the sale of approximately $12 million. All historical results for this business have been reflected as discontinued operations.

Other Developments

Net pension income from continuing operations was $3.1 million in 2009, an unfavorable change of $1.8 million from amounts recognized in 2008. Most of the change is reflected in "Corporate expenses, net" in the operating profit by segment table presented on page 15. We contributed approximately $129,000 to our pension plans for continuing operations in 2009, and minimum required contributions to our pension plans in 2010 are expected to be comparable. The projected benefit obligation of our pension plans at December 31, 2009 is approximately $235.0 million at a weighted average discount rate of 5.7%, and net pension expense in 2010 is estimated at $1.4 million. Corporate expenses, net in 2009 increased in comparison to 2008 primarily due to adjustments made to accruals for certain performance-based compensation programs and the unfavorable change in pension income noted above.

Interest expense, which includes the amortization of debt issue costs, was $783,000 in 2009, a $1.6 million decline versus 2008, primarily due to reduced average debt levels and lower average interest rates.

The effective tax rate used to compute income taxes from continuing operations was 107.8% in 2009 compared with 39.7 % in 2008. The change in the effective tax rate for continuing operations for 2009 versus 2008 was due to numerous factors as shown in the effective income tax rate reconciliation provided in Note 14 on page 69.

On April 2, 2007, we invested $10 million in Harbinger Capital Partners Special Situations Fund, L.P. ("Harbinger"), a fund that seeks to achieve superior absolute returns by participating primarily in medium to long-term investments involving distressed/high yield debt securities, special situation equities and private loans and notes. The fund is a highly speculative investment and subject to limitations on withdrawal. There is no secondary market for interests in the fund. Our investment in Harbinger, which represents less than 2% of Harbinger's total partnership capital, is accounted for under the cost method. At December 31, 2009, Harbinger reported our capital account value at $14.5 million versus the carrying value of $10 million (included in "Other assets and deferred charges" in our consolidated balance sheet).

See discussion of investment accounted for under the fair value method on page 21.

In 2009, we repurchased 105,497 shares of our stock under a standing authorization from our board of directors at an average price of $14.44 per share, compared to 1.1 million shares of stock repurchased in 2008 at an average price of $14.88. Due to strong cash flows from operations, our net cash balance (cash and cash equivalents of $90.7 million in excess of total debt of $1.2 million) was $89.5 million at December 31, 2009, compared to net cash (cash and cash equivalents of $46.0 million in excess of total debt of $22.7 million) of $23.3 million at December 31, 2008 (net cash is not intended to represent debt or cash as defined by generally accepted accounting principles, but is utilized by management in evaluating financial leverage and equity valuation and we believe that investors also may find net debt or cash helpful for the same purposes). Consolidated net capitalization and other credit measures are provided in the financial condition section beginning on page 27.

Critical Accounting Policies

In the ordinary course of business, we make a number of estimates and assumptions relating to the reporting of results of operations and financial position in the preparation of financial statements in conformity with generally accepted accounting principles. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe the following discussion addresses our critical accounting policies. These policies require management to exercise judgments that are often difficult, subjective and complex due to the necessity of estimating the effect of matters that are inherently uncertain.

Impairment and Useful Lives of Long-lived Identifiable Assets and Goodwill

We regularly assess our long-lived identifiable assets for impairment when events or circumstances indicate that their carrying value may not be recoverable from future cash flows. Any necessary impairment charges are recorded when we do not believe the carrying value of the long-lived asset will be recoverable. We also reassess the useful lives of our long-lived assets based on changes in our business and technologies.

We assess goodwill for impairment when events or circumstances indicate that the carrying value may not be recoverable, or, at a minimum, on an annual basis (December 1st of each year). Our reporting units include Film Products and Aluminum Extrusions, each of which may have separately identifiable operating net assets (operating assets including goodwill and intangible assets net of operating liabilities).

In assessing the recoverability of long-lived identifiable assets and goodwill, we estimate fair value using discounted cash flow analysis and comparative enterprise value-to-EBITDA multiples. These calculations require us to make assumptions regarding estimated future cash flows, discount rates and other factors to determine if impairment tests are met or the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record additional impairment charges.

Based on the severity of the economic downturn and its impact on sales volumes of our aluminum extrusions business (a 36.8% decline in sales volume in the first quarter of 2009 compared with the first quarter of 2008), the resulting first quarter loss, possible future losses and the uncertainty in the amount and timing of an economic recovery, we determined that impairment indicators existed. Upon completing the impairment analysis as of March 31, 2009, a goodwill impairment charge of $30.6 million, which represents the entire amount of goodwill associated with Aluminum Extrusions, was recorded.

Based upon assessments performed as to the recoverability of long-lived identifiable assets, we have recorded asset impairment losses for continuing operations of $1.0 million in 2009, $8.6 million in 2008 and $594,000 in 2007. For asset impairments relating to discontinued operations, see Note 17 to the notes to financial statements.

Investment Accounted for Under the Fair Value Method

On August 31, 2007, we invested $6.5 million in a privately held drug delivery company that is developing and commercializing state of the art drug delivery systems designed to improve patient compliance and outcomes. On December 15, 2008, we invested an additional $1.0 million as part of a new round of equity financing completed by the investee. This investment is accounted for under the fair value method. We elected the fair value option over the equity method of accounting since our investment objectives are similar to those of venture capitalists, which typically do not have controlling financial interests (venture capital funds use the fair value method to account for their investment portfolios). At December 31, 2009, our ownership interest was approximately 21% on a fully diluted basis.

U.S. generally accepted accounting principles (U.S. GAAP) requires disclosure of the level within the fair value hierarchy in which fair value measurements in their entirety fall, segregating fair value measurements using quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable inputs (Level 2), and significant unobservable inputs (Level 3). On the dates of our investments (August 31, 2007 and December 15, 2008), we believe that the amount we paid for our ownership interest and liquidation preferences was based on Level 2 inputs, including investments by other investors. Subsequent to the last round of financing, and until the next round of financing, we believe fair value estimates drop to Level 3 inputs since there is no secondary market for our ownership interest. In addition, the company currently has no product sales. Accordingly, after the latest financing and until the next round of financing or any other significant financial transaction, fair value estimates will primarily be based on assumptions relating to meeting product development and commercialization milestones, cash flow projections (projections of sales, costs, expenses, capital expenditures and working capital investment) and discounting of these factors for the high degree of risk.

In connection with the new round of equity financing in the fourth quarter of 2008, we recognized an unrealized gain of $5.6 million for the write-up of this investment based upon the implied valuation of our ownership interest. In the fourth quarter of 2009, we recognized an additional unrealized gain of $5.1 million for the appreciation of our ownership interest upon the investee entering into an exclusive licensing agreement that included an upfront payment, additional potential milestone payments and tiered royalties on sales of any products commercialized under the license. At December 31, 2009 and 2008, the fair value of our investment (the carrying value included in "Other assets and deferred charges" in our consolidated balance sheet) was $18.2 million and $13.1 million, respectively. The fair market valuation of our interest in the drug delivery company is sensitive to changes in the weighted average cost of capital used to discount cash flow projections for the high degree of risk associated with meeting development and commercialization milestones as anticipated. At December 31, 2009, the effect of a 500 basis point change in the weighted average cost of capital assumption would have increased or decreased the fair value of our interest in the drug delivery company by approximately $2-3 million. Any future changes in the estimated fair value of our ownership interest will likely be attributed to a new round of financing, a merger or initial public offering or adjustments to the timing or magnitude of cash flows associated with development and commercialization milestones. Adjustments to the estimated fair value of our investment will be made in the period upon which such changes can be quantified.

Pension Benefits

We have noncontributory defined benefit (pension) plans in our continuing operations that have significant net pension income developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates, expected return on plan assets and rate of future compensation increases. We are required to consider current market conditions, including changes in interest rates and plan asset investment returns, in determining these assumptions. Actuarial assumptions may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of net pension income or expense recorded in future periods.

The discount rate is used to determine the present value of future payments. The discount rate is the single rate that, when applied to expected benefit payments, provides a present value equal to the present value of expected benefit payments determined by using the AA-rated bond yield curve. In general, our liability increases as the discount rate decreases and vice versa. Our weighted average discount rate for continuing operations was 5.70% at the end of 2009, 6.5% at the end of 2008 and 6.25% at the end of 2007, with changes between periods due to changes in market interest rates. The compensation increase assumption affects the estimate of future payments, and was 4% at the end of 2007 (not applicable in 2009 and 2008). Based on plan changes announced in 2006, pay for active participants of the plan was frozen as of December 31, 2007. A lower expected return on plan assets increases the amount of expense and vice versa. Decreases in the level of actual plan assets will also serve to increase the amount of pension expense. The value of our plan assets relating to continuing operations increased $34.4 million, or 17.7%, in 2009, partially recovering from an $89.6 million decline in 2008. The 31.5% asset value decline in 2008 was primarily due to the drop in global stock prices. Between 2003 and 2007, the value of our plan assets relating to continuing operations increased due to improved general market conditions after declining from 2000 to 2002. Our expected long-term return on plan assets relating to continuing operations, which is primarily based on estimated market and economic conditions as well as asset mix, was 8.25% in 2009, 8.5% from 2004 to 2008, 8.75% in 2003 and 9% in 2002 and prior years. We anticipate that our expected long-term return on plan assets will be 8.25% for fiscal year 2010. See page 66 for more information on expected long-term return on plan assets and asset mix.

See the executive summary beginning on page 18 for further discussion regarding the financial impact of our pension plans.

Income Taxes

On a quarterly basis, we review our judgments regarding uncertain tax positions and the likelihood that the benefits of a deferred tax asset will be realized. As circumstances change, we reflect in earnings any adjustments to unrecognized benefits for uncertain tax positions and valuation allowances for deferred tax assets.

For financial reporting purposes, we had unrecognized tax benefits on uncertain tax positions of $1.0 million, $2.6 million and $3.3 million as of December 31, 2009, 2008 and 2007, respectively. Included in the 2009, 2008 and 2007 amounts were $348,000, $1.8 million and $2.3 million, respectively, for tax positions for which ultimate deductibility is highly certain but for which the timing of deductibility is uncertain. Because of the impact of deferred income tax accounting, other than interest, penalties and deductions not related to timing, a longer deductibility period would not affect the total income tax expense or the annual effective tax rate shown for financial reporting purposes, but would accelerate payments to the taxing authority. Tax payments resulting from the successful challenge by the taxing authority for accelerated deductions taken by us would possibly result in the payment of interest and penalties. Accordingly, we also accrue for possible interest and penalties on uncertain tax positions. The balance of accrued interest and penalties on deductions taken relating to uncertain tax positions was approximately $537,000, $1.3 million and $1.2 million at December 31, 2009, 2008 and 2007, respectively ($342,000, $827,000 and $759,000, respectively, net of corresponding federal and state income tax benefits). Accruals for possible interest and penalties on uncertain tax positions are reflected in income tax expense for financial reporting purposes.

In 2009, we settled several disputed issues raised by the Internal Revenue Service (the "IRS") during its examination of our U.S. income tax returns for 2001-2003, the most significant of which regards the recognition of our captive insurance subsidiary as an insurance company for U.S. income tax purposes. The settlement with the IRS for the disputed issues cost us approximately $1.0 million, which is lower than the previous estimate of $1.3 million and was applied against the balance of unrecognized tax benefits.

Tredegar and its subsidiaries file income tax returns in the U.S., various states and jurisdictions outside the U.S. Generally, except for refund claims and amended returns, Tredegar is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2006. With few exceptions, Tredegar and its subsidiaries are no longer subject to state or non-U.S. income tax examinations by tax authorities for years before 2006.

As of December 31, 2009 and 2008, we had valuation allowances relating to deferred tax assets of $11.7 million and $9.8 million, respectively. For more information on deferred income tax assets and liabilities, see Note 14 of the notes to financial statements.

Recently Issued Accounting Standards

In June 2009, the Financial Accounting Standards Board (the "FASB") issued guidance that clarifies the information that an entity must provide in its financial statements surrounding a transfer of financial assets and the effect of the transfer on its financial position, financial performance, and cash flows. These new accounting rules are effective as of the beginning of the annual period beginning after November 15, 2009. We do not expect these FASB rules to have a material impact on our financial statements and disclosures.

The FASB also provided guidance in June 2009 that clarifies and improves financial reporting by entities involved with variable interest entities. The revised statement amends previous guidance to require an enterprise to perform a qualitative analysis to determine whether it has a controlling financial interest in a variable interest entity, to eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity, and to require enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise's involvement in a variable interest entity. This new accounting standard is effective for annual periods beginning after November 15, 2009. We do not expect these FASB rules to have a material impact on our financial statements and disclosures.

In October 2009, the FASB Emerging Issues Task Force issued a consensus updating accounting standards for revenue recognition for multiple-deliverable arrangements. The stated objective of the accounting standards update was to address the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. The revision of current FASB guidance provides amended methodologies for separating consideration in multiple-deliverable arrangements and expands disclosure requirements. The accounting standards update will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. We do not expect these FASB rules to have a material impact on our financial statements and disclosures.

The FASB issued guidance in January 2010 that requires new disclosures for fair value measurements and provides clarification for existing disclosure requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update also clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for disclosures about the purchase, sale, issuance and settlement activity of Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for the interim periods in that year. We do not anticipate that the adoption of this statement will materially expand our consolidated financial statement footnote disclosures.

Results of Continuing Operations

2009 versus 2008

Revenues. Sales in 2009 decreased by 26.6% compared with 2008 due to sales declines in both Film Products and Aluminum Extrusions. Net sales (sales less freight) decreased 13.0% in Film Products due to the impact of lower selling prices from the pass-through of reduced resin prices, volume declines in personal care materials and packaging films and the unfavorable effect of foreign currency rates. Net sales decreased 47.8% in Aluminum Extrusions due to lower sales volumes and a decrease in average selling prices driven by lower aluminum prices. Volumes in Aluminum Extrusions were 91.5 million pounds in 2009, down 32.8% from 136.2 million pounds in 2008. For more information on net sales and volume, see the executive summary beginning on page 18.

Operating Costs and Expenses. Consolidated gross profit (sales minus cost of goods sold and freight) as a percentage of sales was 17.8% in 2009 and 14.0% in 2008. The gross profit margin increased in Film Products primarily due to cost reduction efforts, productivity gains, a change in product mix mostly driven by sales of high value surface protection materials and the lag in the pass-through of substantially higher average resin costs in 2008. Gross profit margins in Aluminum Extrusions decreased as a result of volume declines noted above.

As a percentage of sales, selling, general and administrative and R&D expenses were 11.2% in 2009, an increase from 7.9% in 2008. The increase in selling, general and administrative expenses as a percentage of net sales was primarily due to the decline in sales noted above and adjustments made to accruals for certain performance-based compensation programs.

Losses associated with plant shutdowns, asset impairments, restructurings and other charges in 2009 totaled $2.9 million ($2.3 million after taxes) and included:

- A fourth quarter charge of $181,000 ($121,000 after taxes) and a first quarter charge of $1.1 million ($806,000 after taxes) for severance and other employee-related costs in connection with restructurings in Film Products;
- A fourth quarter charge of $1.0 million ($1.0 million after taxes) for asset impairments in Film Products;
- A fourth quarter benefit of $547,000 ($340,000 after taxes), a third quarter charge of $111,000 ($69,000 after taxes), a second quarter charge of $779,000 ($484,000 after taxes), and a first quarter charge of $609,000 ($378,000 after taxes) for timing differences between the recognition of realized losses on aluminum futures contracts and related revenues from the delayed fulfillment by customers of fixed-price forward purchase commitments (included in "Cost of goods sold" in the consolidated statements of income, see Note 6 starting on page 57 for additional detail);
- A fourth quarter gain of $640,000 ($398,000 after taxes) related to the sale of land at our aluminum extrusions manufacturing facility in Newnan, Georgia (included in "Other income (expense), net" in the consolidated statements of income);
- A fourth quarter charge of $64,000 ($40,000 after taxes) and a first quarter charge of $369,000 ($232,000 after taxes) for severance and other employee-related costs in connection with restructurings in Aluminum Extrusions;
- A fourth quarter charge of $218,000 ($139,000 after taxes) and a first quarter charge of $178,000 ($113,000 after taxes) for severance and other employee-related costs in connection with restructurings at corporate headquarters (included in "Corporate expenses, net" in the segment operating profit table in Note 3 on page 55);
- A first quarter gain of $275,000 ($162,000 after taxes) on the sale of equipment (included in "Other income (expense), net" in the consolidated statements of income) from a previously shutdown films manufacturing facility in LaGrange, Georgia;
- A second quarter gain of $175,000 ($110,000 after taxes) on the sale of previously shutdown aluminum extrusions manufacturing facility in El Campo, Texas (included in "Other income (expense), net" in the consolidated statements of income);
- A second quarter gain of $149,000 ($91,000 after taxes) related to the reversal to income of certain inventory impairment accruals in Film Products; and
- A fourth quarter charge of $345,000 ($214,000 after taxes) and a second quarter benefit of $276,000 ($172,000 after taxes) related to adjustments of future environmental costs expected to be incurred by Aluminum Extrusions (included in "Cost of goods sold" in the consolidated statements of income).

The severance in Film Products includes reduction in workforce in 2009 (approximately 50 employees) that is expected to save approximately $2.0 million on an annualized basis.

We recognized gains of $1.8 million ($1.2 million after taxes) from the receipt of a contractual earn-out payment and $150,000 ($96,000 after taxes) from a post-closing contractual adjustment from the sale in 2008 of our investments in Theken Spine and Therics, LLC. These gains are included in "Other income (expense), net" in the consolidated statements of income. AFBS Inc. (formerly Therics, Inc.) received these investments in 2005, when substantially all of the assets of AFBS, Inc., a wholly owned subsidiary of Tredegar, were sold or assigned to a newly created limited liability company, Therics, LLC, controlled and managed by an individual not affiliated with Tredegar.

Results in 2009 include unrealized gains from the write-up of an investment accounted for under the fair value method of $5.1 million ($3.2 million after taxes; see further discussion on page 21). Gains on the sale of corporate assets in 2009 include realized gains of $404,000 ($257,000 after taxes) from the sale of corporate real estate. The pretax amounts for each of these items are included in "Other income (expense), net" in the consolidated statements of income and separately shown in the segment operating profit table on page 15.

For more information on costs and expenses, see the executive summary beginning on page 18.

Interest Income and Expense. Interest income, which is included in "Other income (expense), net" in the consolidated statements of income, was $806,000 in 2009, compared to $1.0 million in 2008. Our policy permits investment of excess cash in marketable securities that have the highest credit ratings and maturities of less than one year with the primary objectives being safety of principal and liquidity.

Interest expense, which includes the amortization of debt issue costs, was $783,000 in 2009, a 67.3% decrease in comparison to $2.4 million for 2008 due to lower average debt levels and lower average interest rates during 2009. Average debt outstanding and interest rates were as follows:

(In Millions)	**2009**	2008
Floating-rate debt with interest charged on a rollover basis at one-month LIBOR plus a credit spread:		
Average outstanding debt balance	**$ 5.0**	$ 47.7
Average interest rate	**1.2%**	3.8%
Fixed-rate and other debt:		
Average outstanding debt balance	**$ 1.5**	$ 1.8
Average interest rate	**3.5%**	4.1%
Total debt:		
Average outstanding debt balance	**$ 6.5**	$ 49.5
Average interest rate	**1.8%**	3.8%

Income Taxes. The effective tax rate used to compute income taxes from continuing operations was 107.8% in 2009 compared with 39.7% in 2008. The differences between the U.S. federal statutory rate and the effective tax rate for continuing operations are shown in the effective income tax rate reconciliation provided in Note 14 on page 69.

2008 versus 2007

Revenues. Sales in 2008 decreased by 4.2% compared with 2007 due to sales declines in both Film Products and Aluminum Extrusions. Net sales (sales less freight) decreased 1.5% in Film Products as competitive pressures led to lower volume, which was partially offset by higher selling prices from the pass-through of increased resin costs. Net sales decreased 8.5% in Aluminum Extrusions due to lower volume as shipments declined in most markets. For more information on net sales and volume, see the executive summary beginning on page 18.

Operating Costs and Expenses. Consolidated gross profit (sales minus cost of goods sold and freight) as a percentage of sales was 14.0% in 2008 and 15.3% in 2007. The gross profit margin decreased in Film Products and Aluminum Extrusions primarily due to lower sales volumes, partially offset by cost reduction efforts and the favorable impact of changes in the U.S. dollar value of currencies for operations outside the U.S. The benefit from currency rate changes was approximately $3.6 million.

As a percentage of sales, selling, general and administrative and R&D expenses were 7.9% in 2008, down from 8.3% in 2007. The decrease is primarily due to lower selling, general and administrative expenses in Film Products from cost reduction efforts.

Losses associated with plant shutdowns, asset impairments and restructurings in 2008 totaled $12.0 million ($8.4 million after taxes) and included:

- A fourth quarter charge of $7.2 million ($5.0 million after taxes), a second quarter charge of $854,000 ($717,000 after taxes), and a first quarter charge of $1.6 million ($1.2 million after taxes) for asset impairments in Film Products;
- A second quarter charge of $90,000 ($83,000 after taxes) and a first quarter charge of $2.1 million ($1.4 million after taxes) for severance and other employee-related costs in connection with restructurings in Film Products;
- A second quarter charge of $275,000 ($169,000 after taxes) and a first quarter charge of $235,000 ($145,000 after taxes) for severance and other employee-related costs in connection with restructurings in Aluminum Extrusions;
- A fourth quarter gain of $583,000 ($437,000 after taxes) related to the sale of land rights and related improvements at the Film Products facility in Shanghai, China (included in "Other income (expense), net" in the consolidated statements of income); and
- A fourth quarter charge of $72,000 ($44,000 after taxes) and a second quarter charge of $105,000 ($65,000 after taxes) related to expected future environmental costs at the Aluminum Extrusions facility in Newnan, Georgia (included in "Cost of goods sold" in the consolidated statements of income).

The severance in Film Products includes a reduction in workforce in the first quarter of 2008 (approximately 90 or 6% of Film Products' total employees) that is expected to save approximately $4.2 million on an annualized basis.

We recognized a gain of $1.5 million ($965,000 after taxes) from the sale of our investments in Theken Spine and Therics, LLC. The gain is included in "Other income (expense), net" in the consolidated statements of income. AFBS Inc. (formerly Therics, Inc.) received these investments in 2005, when substantially all of the assets of AFBS, Inc., a wholly owned subsidiary of Tredegar, were sold or assigned to a newly created limited liability company, Therics, LLC, controlled and managed by an individual not affiliated with Tredegar.

Results in 2008 include unrealized gains from the write-up of an investment accounted for under the fair value method of $5.6 million ($3.6 million after taxes; see further discussion on page 21). Gains on the sale of corporate assets in 2008 include realized gains of $509,000 ($310,000 after taxes) from the sale of equity securities and $492,000 ($316,000 after taxes) from the sale of corporate real estate. The pretax amounts for each of these items is included in "Other income (expense), net" in the consolidated statements of income and separately shown in the segment operating profit table on page 15.

For more information on costs and expenses, see the executive summary beginning on page 18.

Interest Income and Expense. Interest income, which is included in "Other income (expense), net" in the consolidated statements of income, was $1.0 million in 2008, down from $1.2 million in 2007 due to lower average yield earned on cash equivalents. Our policy permits investment of excess cash in marketable securities that have the highest credit ratings and maturities of less than one year with the primary objectives being safety of principal and liquidity.

Interest expense was $2.4 million in 2008, a 12.0% decrease in comparison to $2.7 million for 2007, as higher average debt levels during the year were offset by lower average interest rates. Average debt outstanding and interest rates were as follows:

(In Millions)	2008	2007
Floating-rate debt with interest charged on a rollover basis at one-month LIBOR plus a credit spread:		
Average outstanding debt balance	$ 47.7	$ 41.5
Average interest rate	3.8%	6.0%
Fixed-rate and other debt:		
Average outstanding debt balance	$ 1.8	$ 2.2
Average interest rate	4.1%	3.8%
Total debt:		
Average outstanding debt balance	$ 49.5	$ 43.7
Average interest rate	3.8%	5.9%

Income Taxes. The effective tax rate used to compute income taxes from continuing operations decreased to 39.7% in 2008 compared with 41.1% in 2007. The decrease in the effective tax rate for continuing operations was due to numerous factors as shown in the effective income tax rate reconciliation provided in Note 14 on page 69.

Financial Condition

Assets and Liabilities

Changes in assets and liabilities from continuing operations from December 31, 2008 to December 31, 2009 are summarized below:

- Accounts receivable decreased $17.4 million (19.0%).
  - Accounts receivable in Film Products decreased by $4.2 million due mainly to lower sales and improved cash collections. Days sales outstanding ("DSO") were 43 at December 31, 2009 compared to 45 at December 31, 2008.
  - Accounts receivable in Aluminum Extrusions decreased by $13.2 million due to lower sales volumes in 2009. DSO was 44 at December 31, 2009 compared with 43 at December 31, 2008, which was within the range experienced over the last twelve months.
- Inventories decreased $1.3 million (3.5%).
  - Inventories in Film Products increased by approximately $568,000 as a result of the effect of changes in the U.S. dollar value of currencies for operations outside the U.S. Inventory days were relatively consistent at 36 at December 31, 2009 and 2008, respectively, which is within the range experience over the past twelve months.
  - Inventories in Aluminum Extrusions decreased by approximately $1.9 million. Inventory days increased to 42 at December 31, 2009 compared with 30 at December 31, 2008. Lower inventories at Aluminum Extrusions can be primarily attributed to a decrease in inventory levels as a result of reduced customer demand.
- Net property, plant and equipment decreased $6.0 million (2.5%) due primarily to depreciation of $39.9 million and asset impairments and property disposals of $2.7 million, partially offset by capital expenditures of $34.1 million and a change in the value of the U.S. dollar relative to foreign currencies ($2.5 million increase).
- Goodwill and other intangibles decreased by $30.5 million (22.6%) primarily due to the goodwill impairment charge of $30.6 million related to our aluminum extrusions business (see Note 1 beginning on page 47).
- Other assets increased by $6.6 million (17.0%) primarily due to the $5.1 million write-up of an investment accounted for under the fair value method.
- Accounts payable decreased by $1.2 million (2.2%).
  - Accounts payable in Film Products increased by $1.0 million primarily due to normal volatility associated with the timing of payments.

- Accounts payable in Aluminum Extrusions decreased by $2.3 million, or 8.5%, primarily due to lower sales volumes.
- Accounts payable increased at corporate by $128,000.

- Accrued expenses decreased by $3.4 million (8.9%) due primarily due to the decrease in unrealized losses on future contracts that are used to hedge fixed-priced forward sales contracts with certain customer in Aluminum Extrusions, partially offset by higher accruals for certain performance-based incentive programs.
- Other noncurrent liabilities decreased by $10.7 million (37.0%) due primarily to the change in the funded status of our defined benefit pension plans. As of December 31, 2009, the funded status of our defined benefit pension plan was a net liability of $6.0 million compared with $17.1 million as of December 31, 2008.
- Net deferred income tax liabilities in excess of assets increased by $15.8 million primarily due to numerous changes between years in the balance of the components shown in the December 31, 2009 and 2008 schedule of deferred income tax assets and liabilities provided in Note 14 on page 70. Income taxes recoverable decreased by $8.5 million primarily due to tax benefits on certain net operating and capital losses in 2008 that were recovered through the carryback to prior years that had operating income and capital gains.

Net capitalization and indebtedness as defined under our revolving credit agreement as of December 31, 2009 were as follows:

Net Capitalization and Indebtedness as of Dec. 31, 2009 (In Thousands)	
Net capitalization:	
Cash and cash equivalents	$ 90,663
Debt:	
$300 million revolving credit agreement maturing December 15, 2010	-
Other debt	1,163
Total debt	1,163
Cash and cash equivalents net of debt	(89,500)
Shareholders' equity	429,072
Net capitalization	$ 339,572
Indebtedness as defined in revolving credit agreement:	
Total debt	$ 1,163
Face value of letters of credit	7,030
Liabilities relating to derivative financial instruments, net of cash deposits	255
Indebtedness	$ 8,448

Under the revolving credit agreement, borrowings are permitted up to $300 million, and $222 million was available to borrow at December 31, 2009 based on the most restrictive covenants (no amounts borrowed at December 31, 2009). The credit spread and commitment fees charged on the unused amount under the revolving credit agreement at various indebtedness-to-adjusted EBITDA levels are as follows:

Pricing Under Revolving Credit Agreement (Basis Points)		
Indebtedness-to-Adjusted EBITDA Ratio	Credit Spread Over LIBOR	Commitment Fee
> 2.50x but <= 3x	125	25
> 1.75x but <= 2.50x	100	20
> 1x but <=1.75x	87.5	17.5
<= 1x	75	15

At December 31, 2009, the interest rate on debt borrowed under the revolving credit agreement would have been priced at one-month LIBOR plus the applicable credit spread of 75 basis points.

The computations of adjusted EBITDA, adjusted EBIT, the leverage ratio and interest coverage ratio as defined in the credit agreement are presented below along with the related most restrictive covenants. Adjusted EBITDA and adjusted EBIT as defined in the credit agreement are not intended to represent cash flow from operations as defined by GAAP and should not be considered as either an alternative to net income or to cash flow.

Computations of Adjusted EBITDA, Adjusted EBIT, Leverage Ratio and Interest Coverage Ratio as Defined in Revolving Credit Agreement Along with Related Most Restrictive Covenants
As of and for the Twelve Months Ended December 31, 2009 (In Thousands)

Computations of adjusted EBITDA and adjusted EBIT as defined in revolving credit agreement for the twelve months ended December 31, 2009:		
Net loss	$	(1,353)
Plus:		
After-tax losses related to discontinued operations		-
Total income tax expense for continuing operations		18,663
Interest expense		783
Charges related to stock option grants and awards accounted for under the fair value-based method		1,692
Losses related to the application of the equity method of accounting		-
Depreciation and amortization expense for continuing operations		39,997
All non-cash losses and expenses, plus cash losses and expenses not to exceed $10,000, for continuing operations that are classified as unusual, extraordinary or which are related to plant shutdowns, asset impairments and/or restructurings (cash-related of $2,439)		34,003
Minus:		
After-tax income related to discontinued operations		-
Total income tax benefits for continuing operations		-
Interest income		(806)
All non-cash gains and income, plus cash gains and income not to exceed $10,000, for continuing operations that are classified as unusual, extraordinary or which are related to plant shutdowns, asset impairments and/or restructurings (cash-related of $3,738)		(8,987)
Plus or minus, as applicable, pro forma EBITDA adjustments associated with acquisitions and asset dispositions		-
Adjusted EBITDA as defined in revolving credit agreement		83,992
Less: Depreciation and amortization expense for continuing operations (including pro forma for acquisitions and asset dispositions)		(39,997)
Adjusted EBIT as defined in revolving credit agreement	$	43,995
Shareholders' equity at December 31, 2009 as defined in revolving credit agreement	$	429,072
Computations of leverage and interest coverage ratios as defined in revolving credit agreement:		
Leverage ratio (indebtedness-to-adjusted EBITDA)		.10x
Interest coverage ratio (adjusted EBIT-to-interest expense)		56.19x
Most restrictive covenants as defined in revolving credit agreement:		
Maximum permitted aggregate amount of dividends that can be paid by Tredegar during the term of the revolving credit agreement ($100,000 plus 50% of net income generated after October 1, 2005)	$	141,638
Minimum adjusted shareholders' equity permitted ($315,000 plus 50% of net income generated, to the extent positive, after July 1, 2007)	$	349,879
Maximum leverage ratio permitted:		
Ongoing		2.75x
Pro forma for acquisitions		2.50x
Minimum interest coverage ratio permitted		2.50x

While we had no outstanding borrowings on our $300 million credit facility as of December 31, 2009, noncompliance with any one or more of the debt covenants may have a material adverse effect on financial condition or liquidity in the event such noncompliance cannot be cured or should we be unable to obtain a waiver from the lenders. Renegotiation of the covenant(s) through an amendment to the credit agreement may effectively cure the noncompliance, but may have an effect on financial condition or liquidity depending upon how the covenant is renegotiated.

We are obligated to make future payments under various contracts as set forth below:

	Payments Due by Period						
(In Millions)	2010	2011	2012	2013	2014	Remainder	Total
Debt	$ .5	$ .3	$ .1	$ .3	$ -	$ -	$ 1.2
Operating leases:							
AFBS (formerly Therics)	1.7	.4	-	-	-	-	2.1
Other	1.3	1.4	1.3	.2	.2	-	4.4
Estimated contributions required (1) :							
Defined benefit plans	.2	.2	8.3	1.8	.2	1.9	12.6
Other postretirement benefits	.5	.5	.5	.6	.6	3.2	5.9
Capital expenditure commitments (2)	1.5	-	-	-	-	-	1.5
Estimated obligations relating to uncertain tax positions (3)	-	-	-	-	-	1.5	1.5
Total	$ 5.7	$ 2.8	$ 10.2	$ 2.9	$ 1.0	$ 6.6	$ 29.2

(1) Estimated minimum required contributions for defined benefit plans and benefit payments for other postretirement plans are based on actuarial estimates using current assumptions for discount rates, long-term rate of return on plan assets, rate of compensation increases and health care cost trends. The expected defined benefit plan contribution estimates for 2010 through 2019 were determined under provisions of the Pension Protection Act of 2006 using the preliminary assumptions chosen by Tredegar for the 2009 plan year. Tredegar has determined that it is not practicable to present defined benefit contributions and other postretirement benefit payments beyond 2019. See Note 11 on page 63.

(2) Represents contractual obligations for plant construction and purchases of real property and equipment. See Note 13 on page 68.

(3) Amounts for which reasonable estimates about the timing of payments cannot be made are included in the remainder column.

We believe that existing borrowing availability, our current cash balances and our cash flow from operations will be sufficient to satisfy our working capital, capital expenditure and dividend requirements for the foreseeable future.

From time to time, we enter into transactions with third parties in connection with the sale of assets or businesses in which we agree to indemnify the buyers or third parties involved in the sale for certain liabilities or risks related to the assets or business. Also, in the ordinary course of our business, we may enter into agreements with third parties for the sale of goods or services that may contain indemnification provisions. In the event that an indemnification claim is asserted, liability for indemnification would be subject to an assessment of the underlying facts and circumstances under the terms of the applicable agreement. Further, any indemnification payments may be limited or barred by a monetary cap, a time limitation, or a deductible or basket. For these reasons, we are unable to estimate the maximum potential amount of the potential future liability under the indemnity provisions of these agreements. We do, however, accrue for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is probable. We disclose contingent liabilities if the probability of loss is reasonably possible and significant.

Shareholders' Equity

At December 31, 2009, we had 33,887,550 shares of common stock outstanding and a total market capitalization of $536.1 million, compared with 33,909,932 shares of common stock outstanding and a total market capitalization of $616.5 million at December 31, 2008.

We purchased 105,497 shares in 2009 and 1.1 million shares in 2008 on the open market at an average price of $14.44 and $14.88 per share, respectively. See the issuer purchases of equity securities section of Item 5 on page 9 regarding purchases of our common stock and our standing authorization permitting additional purchases as of December 31, 2009. From January 1, 2010 through February 26, 2010, we have repurchased an additional 750,500 shares of Tredegar common stock for $12.2 million.

Cash Flows

The discussion in this section supplements the information presented in the consolidated statements of cash flows on page 45. Cash flows for discontinued operations have not been separately disclosed in the consolidated statements of cash flows.

Cash provided by operating activities was $103.2 million in 2009 compared with $75.4 million in 2008. The increase is due primarily to normal volatility of working capital components (see assets and liabilities section on page 27 for discussion of changes in working capital).

Cash used in investing activities was $31.7 million in 2009 compared with cash provided by investing activities of $3.5 million in 2008. The change between periods was primarily due to proceeds received in 2008 from the sale of our aluminum extrusions business in Canada of $23.4 million and a $16.6 million increase in capital expenditures. Capital expenditures in 2009 primarily included the expansion of capacity at our aluminum extrusion facility Carthage, Tennessee as well as the normal replacement of machinery and equipment. See the executive summary beginning on page 18 and the business segment review beginning on page 34 for more information on capital expenditures.

Net cash flow used in financing activities was $28.2 million in 2009 and related to net repayments on our revolving credit facility with excess cash flow of $21.5 million, the payment of regular quarterly dividends of $5.4 million (4 cents per share per quarter) and repurchase of 105,497 shares of Tredegar common stock for $1.5 million.

Cash provided by operating activities was $75.4 million in 2008 compared with $95.6 million in 2007. The decrease is due primarily to normal volatility of working capital components (see assets and liabilities section on page 25 for discussion of working capital trends) and lower income from continuing operations, partially offset by lower income tax payments (income tax payments were approximately $8.8 million in 2008 compared with $17 million in 2007).

Cash provided by investing activities was $3.5 million in 2008 compared with cash used in investing activities of $36.3 million in 2007. The improvement was primarily due to proceeds received in 2008 from the sale of our aluminum extrusions business in Canada of $23.4 million and lower investments in 2008 compared with 2007. Capital expenditures in 2008 primarily included the normal replacement of machinery and equipment and the expansion of capacity at our aluminum extrusion facility Carthage, Tennessee.

Net cash flow used in financing activities was $80.7 million in 2008 and related to net repayments on our revolving credit facility with excess cash flow of $59.5 million, the payment of regular quarterly dividends of $5.4 million (4 cents per share per quarter) and repurchases of Tredegar common stock ($19.8 million including settlement of $3.4 million), partially offset by proceeds from the exercise of stock options of $4.1 million.

Quantitative and Qualitative Disclosures about Market Risk

Tredegar has exposure to the volatility of interest rates, polyethylene and polypropylene resin prices, aluminum ingot and scrap prices, energy prices, foreign currencies and emerging markets. See the assets and liabilities section beginning on page 27 regarding credit agreement and interest rate exposures.

Changes in resin prices, and the timing of those changes, could have a significant impact on profit margins in Film Products. Profit margins in Aluminum Extrusions are sensitive to fluctuations in aluminum ingot and scrap prices as well as natural gas prices (natural gas is the principal energy source used to operate our casting furnaces). There is no assurance of our ability to pass through higher raw material and energy costs to our customers.

See the executive summary beginning on page 18 and the business segment review beginning on page 34 for discussion regarding the impact of the lag in the pass-through of resin price changes. The volatility of average quarterly prices of low density polyethylene resin in the U.S. (a primary raw material for Film Products) is shown in the chart below.



Quarterly Average U.S. Large Buyer Price for Low Density Polyethylene Resin
(Cents Per Pound)
34
41
44
43
49
52
51
54
55
56
61
71
67
69
63
66
87
79
73
79
69
68
74
80
87
89
96
105
72
64
69
73
76
1st Qtr. '02
2nd Qtr. '02
3rd Qtr. '02
4th Qtr. '02
1st Qtr. '03
2nd Qtr. '03
3rd Qtr. '03
4th Qtr. '03
1st Qtr. '04
2nd Qtr. '04
3rd Qtr. '04
4th Qtr. '04
1st Qtr. '05
2nd Qtr. '05
3rd Qtr. '05
4th Qtr. '05
1st Qtr. '06
2nd Qtr. '06
3rd Qtr. '06
4th Qtr. '06
1st Qtr. '07
2nd Qtr. '07
3rd Qtr. '07
4th Qtr. '07
1st Qtr. '08
2nd Qtr. '08
3rd Qtr. '08
4th Qtr. '08
1st Qtr. '09
2nd Qtr. '09
3rd Qtr. '09
4th Qtr. '09

Source: Quarterly averages computed by Tredegar using monthly data provided by Chemical Data Inc. ("CDI"). In January 2005, CDI reflected a 4 cents per pound non-market adjustment based on their estimate of the growth of discounts over the 2000 to 2003 period. The 4th quarter 2004 average rate of 67 cents per pound is shown on a pro forma basis as if the non-market adjustment was made in October 2004.

Resin prices in Europe, Asia and South America have exhibited similar trends. The price of resin is driven by several factors including supply and demand and the price of oil, ethylene and natural gas. To address fluctuating resin prices, Film Products has index-based pass-through raw material cost agreements for the majority of its business. However, under certain agreements, changes in resin prices are not passed through for an average period of 90 days (see the executive summary on page 18 and the business segment review on page 34 for more information).

In the normal course of business, we enter into fixed-price forward sales contracts with certain customers for the sale of fixed quantities of aluminum extrusions at scheduled intervals. In order to hedge our exposure to aluminum price volatility (see the chart below) under these fixed-price arrangements, which generally have a duration of not more than 12 months, we enter into a combination of forward purchase commitments and futures contracts to acquire or hedge aluminum, based on the scheduled deliveries. See Note 6 on page 57 for more information.



Quarterly Average Price of Aluminum
(U.S. Midwest Spot Price - Cents Per Pound)
66
66
64
66
68
67
70
73
80
83
85
91
94
88
87
99
115
127
119
130
133
132
122
117
130
139
127
83
62
68
82
91
1st Qtr. '02
2nd Qtr. '02
3rd Qtr. '02
4th Qtr. '02
1st Qtr. '03
2nd Qtr. '03
3rd Qtr. '03
4th Qtr. '03
1st Qtr. '04
2nd Qtr. '04
3rd Qtr. '04
4th Qtr. '04
1st Qtr. '05
2nd Qtr. '05
3rd Qtr. '05
4th Qtr. '05
1st Qtr. '06
2nd Qtr. '06
3rd Qtr. '06
4th Qtr. '06
1st Qtr. '07
2nd Qtr. '07
3rd Qtr. '07
4th Qtr. '07
1st Qtr. '08
2nd Qtr. '08
3rd Qtr. '08
4th Qtr. '08
1st Qtr. '09
2nd Qtr. '09
3rd Qtr. '09
4th Qtr. '09

Source: Quarterly averages computed by Tredegar using daily closing data provided by Bloomberg.

In Aluminum Extrusions, we hedge from time-to-time a portion of our exposure to natural gas price volatility by entering into fixed-price forward purchase contracts with our natural gas suppliers. We estimate that, in an unhedged situation, every $1 per mmBtu per month change in the market price of natural gas has a $70,000 impact on the continuing monthly operating profit for our U.S. operations in Aluminum Extrusions. In September 2005, we announced an energy surcharge for our aluminum extrusions business in the U.S. to be applied when the previous quarter's NYMEX natural gas average settlement price is in excess of $8.85 per mmBtu.



Quarterly Average Price of Natural Gas
(NYMEX Settlement Prices - $ Per mmBtu)
2.32
3.40
3.18
3.98
6.59
5.40
4.97
4.58
5.69
5.99
5.76
7.11
6.27
6.73
8.49
12.97
8.98
6.79
6.58
6.56
6.77
7.55
6.16
6.97
8.03
12.10
8.36
6.94
4.89
3.50
3.39
4.17
1st Qtr. '02
2nd Qtr. '02
3rd Qtr. '02
4th Qtr. '02
1st Qtr. '03
2nd Qtr. '03
3rd Qtr. '03
4th Qtr. '03
1st Qtr. '04
2nd Qtr. '04
3rd Qtr. '04
4th Qtr. '04
1st Qtr. '05
2nd Qtr. '05
3rd Qtr. '05
4th Qtr. '05
1st Qtr. '06
2nd Qtr. '06
3rd Qtr. '06
4th Qtr. '06
1st Qtr. '07
2nd Qtr. '07
3rd Qtr. '07
4th Qtr. '07
1st Qtr. '08
2nd Qtr. '08
3rd Qtr. '08
4th Qtr. '08
1st Qtr. '09
2nd Qtr. '09
3rd Qtr. '09
4th Qtr. '09

Source: Quarterly averages computed by Tredegar using monthly NYMEX settlement prices.

We sell to customers in foreign markets through our foreign operations and through exports from U.S. plants. The percentage of sales and total assets for continuing manufacturing operations related to foreign markets for 2009 and 2008 are as follows:

Tredegar Corporation - Continuing Manufacturing Operations
Percentage of Net Sales and Total Assets Related to Foreign Markets

	2009			2008		
	% of Total Net Sales *		% Total Assets -	% of Total Net Sales *		% Total Assets -
	Exports From U.S.	Foreign Oper-ations	Foreign Oper-ations *	Exports From U.S.	Foreign Oper-ations	Foreign Oper-ations *
Canada	6	-	-	5	-	-
Europe	1	19	14	1	18	15
Latin America	-	3	2	-	3	2
Asia	7	6	6	3	7	7
Total % exposure to foreign markets	14	28	22	9	28	24

* The percentages for foreign markets are relative to Tredegar's total net sales and total assets from manufacturing operations (consolidated net sales and total assets from continuing operations excluding cash and cash equivalents and AFBS (formerly Therics)).

We attempt to match the pricing and cost of our products in the same currency and generally view the volatility of foreign currencies (see trends for the Euro and Chinese Yuan in the chart below) and emerging markets, and the corresponding impact on earnings and cash flow, as part of the overall risk of operating in a global environment. Exports from the U.S. are generally denominated in U.S. Dollars. Our foreign currency exposure on income from continuing foreign operations relates to the Euro, the Chinese Yuan, the Hungarian Forint and the Brazilian Real.

In Film Products, where we are typically able to match the currency of our sales and costs, we estimate that the change in value of foreign currencies relative to the U.S. Dollar had a negative impact on operating profit of approximately $1.9 million in 2009 compared with 2008, a positive impact of $3.6 million in 2008 compared with 2007 and a positive impact of $3.0 million in 2007 compared with 2006.

Trends for the Euro and Chinese Yuan are shown in the chart below:


Quarterly Average Exchange Rates of Euro & Chinese Yuan Relative to the U.S. Dollar
1.70
1.50
1.30
1.10
0.90
0.70
0.50
0.1600
0.1500
0.1400
0.1300
0.1200
0.1100
0.1000
1st Qtr. '02
2nd Qtr. '02
3rd Qtr. '02
4th Qtr. '02
1st Qtr. '03
2nd Qtr. '03
3rd Qtr. '03
4th Qtr. '03
1st Qtr. '04
2nd Qtr. '04
3rd Qtr. '04
4th Qtr. '04
1st Qtr. '05
2nd Qtr. '05
3rd Qtr. '05
4th Qtr. '05
1st Qtr. '06
2nd Qtr. '06
3rd Qtr. '06
4th Qtr. '06
1st Qtr. '07
2nd Qtr. '07
3rd Qtr. '07
4th Qtr. '07
1st Qtr. '08
2nd Qtr. '08
3rd Qtr. '08
4th Qtr. '08
1st Qtr. '09
2nd Qtr. '09
3rd Qtr. '09
4th Qtr. '09
Quarterly Average of U.S. Dollar Equivalent of 1 Euro (Left Axis)
Quarterly Average of U.S. Dollar Equivalent of 1 Chinese Yuan (Right Axis)

Source: Quarterly averages computed by Tredegar using daily closing data provided by Bloomberg.

Business Segment Review

Net sales (sales less freight) and operating profit from ongoing operations are the measures of sales and operating profit used by the chief operating decision maker for purposes of assessing performance.

Film Products

Net Sales. See the executive summary beginning on page 18 for the discussion of net sales (sales less freight) in Film Products in 2009 compared with 2008.

In Film Products, net sales were $522.8 million in 2008, down 1.5% versus $531.0 million in 2007. Operating profit from ongoing operations was $53.9 million in 2008, down 9.3% compared with $59.4 million in 2007. Volume decreased to 221.2 million pounds in 2008 from 244.3 million pounds in 2007. The volume decline was primarily due to competitive pressures in most product segments, most notably the personal care and surface protection markets. Net sales declined compared to 2007 due to lower volume, partially offset by higher selling prices from the pass-through of increased resin costs. A significant portion of the substantially lower resin costs realized in the fourth quarter of 2008 were not passed through to customers via lower selling prices until the first quarter of 2009.

Operating Profit. See the executive summary beginning on page 18 for the discussion of operating profit in Film Products in 2009 compared with 2008.

Operating profit from ongoing operations in Film Products decreased in 2008 versus 2007 due primarily to lower volume, partially offset by cost reduction efforts and the benefit from appreciation of the U.S. dollar value of currencies for operations outside of the U.S. (benefit from currency rate changes was approximately $3.6 million). Film Products has index-based pass-through raw material cost agreements for the majority of its business. However, under certain agreements, changes in resin prices are not passed through for an average period of 90 days. The estimated unfavorable impact of the lag in the pass-through of changes in average resin costs and year-end adjustments for inventories accounted for under LIFO was $600,000 and $2.5 million for 2008 and 2007, respectively.

Identifiable Assets. Identifiable assets in Film Products decreased to $371.6 million at December 31, 2009, from $399.9 million at December 31, 2008, due primarily to the depreciation of $32.2 million, partially offset by capital expenditures of $11.5 million, a lower accounts receivable balance ($4.2 million) and higher accruals for performance-based incentive plans. See page 27 for further discussion on changes in assets and liabilities.

Identifiable assets in Film Products decreased to $399.9 million at December 31, 2008, from $488.0 million at December 31, 2007, due primarily to the decline in prepaid pension assets of $42.9 million as the funded status of our pension plans shifted from a net asset to a net liability, depreciation of $34.5 million and machinery and equipment asset impairments of $8.6 million, partially offset by capital expenditures of $11.1 million and efforts to lower inventory levels (total inventory balances decreased $9.9 million). See page 25 for further discussion on changes in assets and liabilities.

Depreciation, Amortization and Capital Expenditures. Depreciation and amortization for Film Products was $32.4 million in 2009, $34.6 million in 2008 and $34.1 million in 2007. The decrease in 2009 compared with 2008 is primarily due to the write-down of certain assets in prior years and lower than normal capital expenditures in recent years. The increase in 2008 compared with 2007 is primarily due to capital expenditures in 2007 and 2008 and appreciation of the U.S. Dollar value of currencies for operations outside of the U.S. We expect depreciation and amortization expense for Film Products will be approximately $36 million in 2010.

Capital expenditures increased to $11.5 million in 2009 compared with $11.1 million in 2008 and $15.3 million in 2007. Capital expenditures in 2009 and 2008 primarily included the normal replacement of machinery and equipment. Capital expenditures in 2010 are expected to increase to approximately $24 million as spending returns to more normalized levels.

Aluminum Extrusions (Continuing Operations)

Net Sales and Operating Profit. See the executive summary beginning on page 18 for the discussion of net sales (sales less freight) and operating profit for the continuing operations of Aluminum Extrusions in 2009 compared with 2008.

Net sales from continuing operations in Aluminum Extrusions were $340.3 million in 2008, down 8.5% from $371.8 million in 2007. Operating profit from ongoing U.S. operations decreased to $10.1 million in 2008, down 38.7% from $16.5 million in 2007. Volume from continuing operations was 136.2 million pounds in 2008, down 12.6% from 155.8 million pounds in 2007. The decrease in net sales was mainly due to lower volume. Shipments declined in most markets. Shipments in non-residential construction, which comprised 72% of total volume in 2008, declined by approximately 2.7% in 2008 compared with 2007. Operating profit from ongoing U.S. operations declined in 2008 compared with 2007 mainly due to lower volume.

Identifiable Assets. Identifiable assets in Aluminum Extrusions were $82.4 million at December 31, 2009, $112.3 million at December 31, 2008 and $115.2 million at December 31, 2007. The decline of $29.9 million at the end of 2009 compared with 2008 is mainly due to the goodwill impairment charge of $30.6 million in 2009 and lower accounts receivable balances of $13.2 million, partially offset by higher property, plant and equipment balances from capital expenditures of $22.5 million, net of depreciation expense of $7.6 million.

Depreciation, Amortization and Capital Expenditures. Depreciation and amortization for Aluminum Extrusions was $7.6 million in 2009, $8.0 million in 2008 and $8.5 million in 2007. We expect depreciation and amortization expense for Aluminum Extrusions to be approximately $9.5 million in 2010.

Capital expenditures totaled $22.5 million in 2009, $9.7 million in 2008 and $4.4 million in 2007. Capital expenditures of $19.0 million in 2009 and $5.7 million in 2008 reflect spending on the 18-month project to expand the capacity of our Carthage, Tennessee manufacturing facility. The new capacity will be dedicated to serving customers in the nonresidential construction sector. Capital expenditures are expected to be approximately $6.4 million in 2010.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See discussion of quantitative and qualitative disclosures about market risk beginning on page 31 in Management's Discussion and Analysis of Financial Conditions and Results of Operations.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See the index on page 41 for references to the report of the independent registered public accounting firm, the consolidated financial statements and selected quarterly financial data.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we carried out an evaluation, with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of our disclosure controls and procedures (as defined under Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report. Based upon that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles and includes policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Internal control over financial reporting includes the controls themselves, monitoring (including internal auditing practices) and actions taken to correct deficiencies as identified.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on their evaluation under the framework in *Internal Control — Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included on pages 41-42.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during the quarter ended December 31, 2009, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. OTHER INFORMATION

None.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information concerning directors and persons nominated to become directors of Tredegar to be included in our Proxy Statement under the headings "Election of Directors" and "Tredegar's Board of Directors" is incorporated herein by reference.

The information concerning corporate governance to be included in the Proxy Statement under the heading "Board Meetings, Meetings of Non-Management Directors and the Board Committees" and "Corporate Governance" is incorporated herein by reference.

The information to be included in the Proxy Statement under the heading "Section 16(a) Beneficial Ownership Reporting Requirements" is incorporated herein by reference.

Set forth below are the names, ages and titles of our executive officers:

Name	Age	Title
Nancy M. Taylor	50	President and Chief Executive Officer
Duncan A. Crowdis	57	President, Aluminum Extrusions and Corporate Vice President
A. Brent King	41	Vice President, General Counsel and Corporate Secretary
Monica Moretti	40	President, Tredegar Film Products
Kevin A. O'Leary	51	Vice President, Chief Financial Officer and Treasurer
Larry J. Scott	59	Vice President, Audit

Nancy M. Taylor. Ms. Taylor was elected President and Chief Executive Officer effective February 1, 2010. Prior to February 1, 2010, Ms. Taylor was President of Tredegar Films Products and Executive Vice President. She was elected Executive Vice President effective January 1, 2009. She was elected President of Tredegar Film Products effective April 5, 2005. She was elected Senior Vice President effective November 1, 2004. Ms. Taylor served as Senior Vice President, Strategy and Special Projects from November 1, 2004 until April 5, 2005. Ms. Taylor served as Managing Director, European Operations, of Tredegar Film Products from January 1, 2003 until November 1, 2004. Ms. Taylor served as Vice President, Administration and Corporate Development from September 10, 2001 until February 12, 2003. Ms. Taylor served as Secretary from February 24, 1994 until February 12, 2003. She served as Vice President, Law, from November 18, 1998 until September 10, 2001, and served as General Counsel from May 22, 1997 until July 25, 2000.

Duncan A. Crowdis. On January 6, 2009, Mr. Crowdis was appointed Vice President effective January 1, 2009. Mr. Crowdis was elected President of Tredegar's Aluminum Extrusions subsidiaries on June 13, 2005, and continues to serve in such capacity. Mr. Crowdis served as Plant Manager of Aluminum Extrusions from March, 2005 until June, 2005. He previously served as Chief Process Officer of Aluminum Extrusions from December, 2002 until March, 2005.

A. Brent King. Mr. King was elected Vice President, General Counsel and Corporate Secretary on October 20, 2008, the date that he joined Tredegar. From October, 2005 until October, 2008, he served as General Counsel at Hilb Rogal & Hobbs. Mr. King was Vice President and Assistant Secretary for Hilb Rogal & Hobbs from October, 2001 to October, 2008. He served as Associate General Counsel for Hilb Rogal & Hobbs from October, 2001 to October, 2005.

Kevin A. O'Leary. Mr. O'Leary was appointed Vice President, Chief Financial Officer and Treasurer effective December 11, 2009. He was appointed Vice President, Finance, of Tredegar Film Products Corporation, effective January 1, 2009 until December 11, 2009 and served as Director, Finance, of Tredegar Film Products Corporation from October, 2008 until January, 2009. Mr. O'Leary previously served as Vice President, Finance – Mergers and Acquisitions of the Avery Dennison Retail Information Services Group ("Avery Dennison RIS"), a division of Avery Dennison Corporation from March, 2007 through August, 2008. He served as General Manager of the Printer Systems division of Avery Dennison RIS from February, 2006 through February, 2007 and as Director, Finance, of Avery Dennison RIS from August, 2004 through January, 2006.

Monica Moretti. Ms. Moretti was elected President of Tredegar Film Products Corporation and its subsidiaries effective February 1, 2010. She served as Vice President and General Manager, Consumer Care, of Tredegar Film Products Corporation from May, 2008 until January 31, 2010 and as General Manager, Hygienics, of Tredegar Film Products Corporation from March, 2008 until May, 2008. Ms. Moretti served as Chief Marketing Officer and Vice President, Marketing and Technology, of H.B. Fuller Company from February, 2007 until March, 2008. She served as Group Vice President, Marketing and Technology, of H.B. Fuller Company from December, 2005 until February, 2007 and as Global Business Unit Manager, Assembly, of H.B. Fuller Company from December, 2004 until December, 2005.

Larry J. Scott. Mr. Scott was elected Vice President, Audit, on May 24, 2000. Mr. Scott served as Director of Internal Audit from February 24, 1994 until May 24, 2000.

We have adopted a Code of Conduct that applies to all of our directors, officers and employees (including our chief executive officer, chief financial officer and principal accounting officer) and have posted the Code of Conduct on our web site. We intend to satisfy the disclosure requirement under Item 10 of Form 8-K relating to amendments to or waivers from any provision of our Code of Conduct applicable to the chief executive officer, chief financial officer and principal accounting officer by posting this information on our web site. Our Internet address is www.tredegar.com. The information on or that can be accessed through our web site is not, and shall not be deemed to be, a part of this report or incorporated into other filings we make with the SEC.

Item 11. EXECUTIVE COMPENSATION

The information to be included in the Proxy Statement under the headings "Compensation of Directors," "Board Meetings of Non-Management Directors and Board Committees - Executive Compensation Committee Interlocks and Insider Participation," "Compensation Discussion and Analysis," "Executive Compensation Committee Report" and "Compensation of Executive Officers" is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information to be included in the Proxy Statement under the heading "Stock Ownership" is incorporated herein by reference. The following table summarizes information with respect to equity compensation plans under which securities are authorized for issuance as of December 31, 2009.

Column (a)	Column (b)	Column (c)	Column (d)
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans, Excluding Securities Reflected in Column
Equity compensation plans approved by security holders	*914,100	$16.29	3,591,585
Equity compensation plans not approved by security holders	-	-	-
Total	914,100	$16.29	3,591,585

* Includes performance stock units that give the holder the right to receive shares of Tredegar common stock upon the satisfaction of certain performance criteria.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information to be included in the Proxy Statement under the headings "Certain Relationships and Related Transactions" and "Tredegar's Board of Directors" is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The following is incorporated herein by reference:

- Information on accounting fees and services to be included in the Proxy Statement under the heading "Audit Fees;" and
- Information on the Audit Committee's procedures for pre-approving certain audit and non-audit services to be included in the Proxy Statement under the heading "Board Meetings, Meetings of Non-Management Directors and Board Committees - Audit Committee Matters."

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) List of documents filed as a part of the report:

(1) Financial statements:

Tredegar Corporation

Index to Financial Statements and Supplementary Data

	Page
Report of Independent Registered Public Accounting Firm	41-42
Financial Statements:	
Consolidated Statements of Income for the Years Ended December 31, 2009, 2008 and 2007	43
Consolidated Balance Sheets as of December 31, 2009 and 2008	44
Consolidated Statements of Cash Flows for the Years Ended December 31, 2009, 2008 and 2007	45
Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2009, 2008 and 2007	46
Notes to Financial Statements	47-76
Selected Quarterly Financial Data (Unaudited)	77

(2) Financial statement schedules:

None.

(3) Exhibits:

See Exhibit Index on pages 84-85.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Tredegar Corporation:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Tredegar Corporation and its subsidiaries (the "Company") at December 31, 2009 and December 31, 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Richmond, Virginia
March 3, 2010

CONSOLIDATED STATEMENTS OF INCOME

Tredegar Corporation and Subsidiaries

Years Ended December 31 (In Thousands, Except Per-Share Data)	**2009**	2008	2007
Revenues and other:			
Sales	$ **648,613**	$ 883,899	$ 922,583
Other income (expense), net	**8,464**	10,341	1,782
	657,077	894,240	924,365
Costs and expenses:			
Cost of goods sold	**516,933**	739,721	761,509
Freight	**16,085**	20,782	19,808
Selling, general and administrative	**60,481**	58,699	68,501
Research and development	**11,856**	11,005	8,354
Amortization of intangibles	**120**	123	149
Interest expense	**783**	2,393	2,721
Asset impairments and costs associated with exit and disposal activities	**2,950**	12,390	4,027
Goodwill impairment charge	**30,559**	-	-
Total	**639,767**	845,113	865,069
Income from continuing operations before income taxes	**17,310**	49,127	59,296
Income taxes	**18,663**	19,486	24,366
Income (loss) from continuing operations	**(1,353)**	29,641	34,930
Income (loss) from discontinued operations	**-**	(705)	(19,681)
Net income (loss)	$ **(1,353)**	$ 28,936	$ 15,249
Earnings (loss) per share:			
Basic:			
Continuing operations	$ **(.04)**	$ .87	$ .91
Discontinued operations	**-**	(.02)	(.51)
Net income (loss)	$ **(.04)**	$ .85	$ .40
Diluted:			
Continuing operations	$ **(.04)**	$ .87	$ .90
Discontinued operations	**-**	(.02)	(.51)
Net income (loss)	$ **(.04)**	$ .85	$ .39

See accompanying notes to financial statements.

CONSOLIDATED BALANCE SHEETS

Tredegar Corporation and Subsidiaries

December 31 (In Thousands, Except Share Data)	2009	2008
Assets		
Current assets:		
Cash and cash equivalents	$ 90,663	$ 45,975
Accounts and notes receivable, net of allowance for doubtful accounts and sales returns of $5,299 in 2009 and $3,949 in 2008	74,014	91,400
Income taxes recoverable	4,016	12,549
Inventories	35,522	36,809
Deferred income taxes	5,750	7,654
Prepaid expenses and other	5,335	5,374
Total current assets	215,300	199,761
Property, plant and equipment, at cost:		
Land and land improvements	6,496	7,068
Buildings	87,297	80,867
Machinery and equipment	580,493	552,557
Total property, plant and equipment	674,286	640,492
Less accumulated depreciation	443,410	403,622
Net property, plant and equipment	230,876	236,870
Other assets and deferred charges	45,561	38,926
Goodwill and other intangibles (other intangibles of $252 in 2009 and $372 in 2008)	104,542	135,075
Total assets	$ 596,279	$ 610,632
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 53,770	$ 54,990
Accrued expenses	34,930	38,349
Current portion of long-term debt	451	529
Total current liabilities	89,151	93,868
Long-term debt	712	22,173
Deferred income taxes	59,052	45,152
Other noncurrent liabilities	18,292	29,023
Total liabilities	167,207	190,216
Commitments and contingencies (Notes 13 and 16)		
Shareholders' equity:		
Common stock (no par value):		
Authorized 150,000,000 shares;		
Issued and outstanding - 33,887,550 shares in 2009 and 33,909,932 in 2008 (including restricted stock)	41,137	40,719
Common stock held in trust for savings restoration plan (60,424 shares in 2009 and 59,798 in 2008)	(1,322)	(1,313)
Accumulated other comprehensive income (loss):		
Foreign currency translation adjustment	26,250	23,443
Gain (loss) on derivative financial instruments	758	(6,692)
Pension and other postretirement benefit adjustments	(60,028)	(64,788)
Retained earnings	422,277	429,047
Total shareholders' equity	429,072	420,416
Total liabilities and shareholders' equity	$ 596,279	$ 610,632

See accompanying notes to financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Tredegar Corporation and Subsidiaries

Years Ended December 31	2009	2008	2007
(In Thousands)			
Cash flows from operating activities:			
Net income (loss)	$ (1,353)	$ 28,936	$ 15,249
Adjustments for noncash items:			
Depreciation	39,877	43,068	45,892
Amortization of intangibles	120	123	149
Goodwill impairment charge	30,559	-	-
Deferred income taxes	6,771	22,183	(24,241)
Accrued pension and postretirement benefits	(2,654)	(4,426)	(1,735)
Gain on the write-up of an investment accounted for under the fair value mehtod	(5,100)	(5,600)	-
Loss from write-down of investment	-	-	2,095
Gain on sale of assets	(3,462)	(3,083)	(2,699)
Loss on asset impairments and divestitures	1,005	10,136	32,287
Changes in assets and liabilities, net of effects of acquisitions and divestitures:			
Accounts and notes receivable	18,449	(678)	15,786
Inventories	2,200	13,374	4,099
Income taxes recoverable	8,533	(12,092)	10,478
Prepaid expenses and other	1,209	(1,873)	764
Accounts payable and accrued expenses	7,023	(18,900)	(2,932)
Other, net	38	4,238	362
Net cash provided by operating activities	103,215	75,406	95,554
Cash flows from investing activities:			
Capital expenditures (including settlement of related accounts payable of $1,709 in 2009 and net of accounts payable of $1,709 in 2008)	(35,851)	(19,235)	(20,643)
Investment in a drug delivery company ($1,000 in 2008 and $6,500 in 2007), real estate in 2008 and 2007 and Harbinger ($10,000 in 2007)	-	(5,391)	(23,513)
Proceeds from the sale of the aluminum extrusions business in Canada (net of cash included in sale and transaction costs)	-	23,407	-
Proceeds from the sale of assets and property disposals & reimbursements from customers for purchases of equipment in 2007	4,146	4,691	7,871
Net cash provided by (used in) investing activities	(31,705)	3,472	(36,285)
Cash flows from financing activities:			
Dividends paid	(5,426)	(5,447)	(6,126)
Debt principal payments	(21,539)	(84,489)	(39,964)
Borrowings	-	25,000	59,500
Repurchases of Tredegar common stock (including settlement of $3,368 in 2008 and net of settlement payable of $3,368 in 2007)	(1,523)	(19,792)	(73,959)
Proceeds from exercise of stock options	244	4,069	6,471
Net cash used in financing activities	(28,244)	(80,659)	(54,078)
Effect of exchange rate changes on cash	1,422	(461)	2,128
Increase (decrease) in cash and cash equivalents	44,688	(2,242)	7,319
Cash and cash equivalents at beginning of period	45,975	48,217	40,898
Cash and cash equivalents at end of period	$ 90,663	$ 45,975	$ 48,217

	2009	2008	2007
Supplemental cash flow information:			
Interest payments (net of amount capitalized)	$ 786	$ 2,465	$ 2,712
Income tax payments (refunds), net	3,019	8,794	16,989

See accompanying notes to financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Tredegar Corporation and Subsidiaries

	Common Stock				Accumulated Other Comprehensive Income (Loss)			
(In Thousands, Except Share and Per-Share Data)	Shares	Amount	Retained Earnings	Trust for Savings Restoration Plan	Foreign Currency Translation	Gain (Loss) on Derivative Financial Instruments	Pension & Other Post-retirement Benefit Adjust.	Total Share-holders' Equity
Balance December 31, 2006	39,286,079	$ 120,508	$ 396,413	$ (1,291)	$ 21,522	$ 654	$ (21,211)	$ 516,595
Comprehensive income (loss):								
Net income	-	-	15,249	-	-	-	-	15,249
Other comprehensive income (loss):								
Foreign currency translation adjustment (net of tax of $10,428)	-	-	-	-	19,088	-	-	19,088
Derivative financial instruments adjustment (net of tax of $1,166)	-	-	-	-	-	(1,858)	-	(1,858)
Net gains or losses and prior service costs (net of tax of $10,209)	-	-	-	-	-	-	16,218	16,218
Amortization of prior service costs and net gains or losses (net of tax of $702)	-	-	-	-	-	-	1,226	1,226
Comprehensive income								49,923
Cash dividends declared ($.16 per share)	-	-	(6,126)	-	-	-	-	(6,126)
Stock-based compensation expense	(10,000)	1,654	-	-	-	-	-	1,654
Issued upon exercise of stock options (including related income tax benefits of $491) & other	322,871	6,609	-	-	-	-	-	6,609
Repurchases of Tredegar common stock	(4,833,500)	(77,327)	-	-	-	-	-	(77,327)
Tredegar common stock purchased by trust for savings restoration plan	-	-	12	(12)	-	-	-	-
Balance December 31, 2007	34,765,450	51,444	405,548	(1,303)	40,610	(1,204)	(3,767)	491,328
Comprehensive income (loss):								
Net income	-	-	28,936	-	-	-	-	28,936
Other comprehensive income (loss):								
Foreign currency translation adjustment (net of tax of $1,607)	-	-	-	-	(2,875)	-	-	(2,875)
Reclassification of foreign currency translation gain realized on the sale of the aluminum extrusions business in Canada (net of tax of $7,696)	-	-	-	-	(14,292)	-	-	(14,292)
Derivative financial instruments adjustment (net of tax of $3,325)	-	-	-	-	-	(5,488)	-	(5,488)
Net gains or losses and prior service costs (net of tax of $39,678)	-	-	-	-	-	-	(66,292)	(66,292)
Amortization of prior service costs and net gains or losses (net of tax of $228)	-	-	-	-	-	-	400	400
Reclassification of net actuarial losses and prior service costs realized on the sale of the aluminum extrusions business in Canada (net of tax of $1,799)	-	-	-	-	-	-	4,871	4,871
Comprehensive loss								(54,740)
Cash dividends declared ($.16 per share)	-	-	(5,447)	-	-	-	-	(5,447)
Stock-based compensation expense	(6,000)	1,379	-	-	-	-	-	1,379
Issued upon exercise of stock options (including related income tax benefits of $76) & other	254,582	4,320	-	-	-	-	-	4,320
Repurchases of Tredegar common stock	(1,104,100)	(16,424)	-	-	-	-	-	(16,424)
Tredegar common stock purchased by trust for savings restoration plan	-	-	10	(10)	-	-	-	-
Balance December 31, 2008	33,909,932	40,719	429,047	(1,313)	23,443	(6,692)	(64,788)	420,416
Comprehensive income (loss):								
Net loss	-	-	(1,353)	-	-	-	-	(1,353)
Other comprehensive income (loss):								
Foreign currency translation adjustment (net of tax of $1,563)	-	-	-	-	2,807	-	-	2,807
Derivative financial instruments adjustment (net of tax of $4,538)	-	-	-	-	-	7,450	-	7,450
Net gains or losses and prior service costs (net of tax of $2,310)	-	-	-	-	-	-	4,061	4,061
Amortization of prior service costs and net gains or losses (net of tax of $398)	-	-	-	-	-	-	699	699
Comprehensive income								13,664
Cash dividends declared ($.16 per share)	-	-	(5,426)	-	-	-	-	(5,426)
Stock-based compensation expense	9,387	2,538	-	-	-	-	-	2,538
Issued upon exercise of stock options (including related income tax benefits of $64) & other	73,728	(597)	-	-	-	-	-	(597)
Repurchases of Tredegar common stock	(105,497)	(1,523)	-	-	-	-	-	(1,523)
Tredegar common stock purchased by trust for savings restoration plan	-	-	9	(9)	-	-	-	-
Balance December 31, 2009	33,887,550	$ 41,137	$ 422,277	$ (1,322)	$ 26,250	$ 758	$ (60,028)	$ 429,072

See accompanying notes to financial statements.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations. Tredegar Corporation and subsidiaries (collectively "Tredegar," "we," "us" or "our") are engaged in the manufacture of plastic films and aluminum extrusions. See Note 15 regarding restructurings and Note 17 regarding discontinued operations.

Basis of Presentation. The consolidated financial statements include the accounts and operations of Tredegar and all of its majority-owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. On February 12, 2008, we sold our aluminum extrusions business in Canada. All historical results for this business have been reflected as discontinued operations in these financial statements.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Foreign Currency Translation. The financial statements of subsidiaries located outside the U.S., where the local currency is the functional currency, are translated into U.S. Dollars using exchange rates in effect at the period end for assets and liabilities and average exchange rates during each reporting period for results of operations. Adjustments resulting from the translation of these financial statements are reflected as a separate component of shareholders' equity. We have no subsidiaries located outside the U.S. where the U.S. Dollar is the functional currency.

Transaction and remeasurement gains or losses included in income were not material in 2009, 2008 and 2007. These amounts do not include the effects between reporting periods that exchange rate changes have on income of our locations outside the U.S, that result from translation into U.S. Dollars.

Cash and Cash Equivalents. Cash and cash equivalents consist of cash on hand in excess of daily operating requirements and highly liquid investments with original maturities of three months or less. At December 31, 2009 and 2008, Tredegar had cash and cash equivalents of $90.7 million and $46.0 million, respectively, including funds held in locations outside the U.S. of $34.2 million and $37.3 million, respectively.

Our policy permits investment of excess cash in marketable securities that have the highest credit ratings and maturities of less than one year. The primary objectives of the policy are safety of principal and liquidity.

Accounts and Notes Receivable. Accounts receivable are stated at the amount invoiced to customers less allowances for doubtful accounts and sales returns. Accounts receivable are non-interest bearing and arise from the sale of product to customers under typical industry trade terms. Notes receivable are not significant. Past due amounts are determined based on established terms and charged-off when deemed uncollectible. The allowance for doubtful accounts is determined based on our assessment of probable losses taking into account past due amounts, customer credit profile, historical experience and current economic conditions. Other receivables include value-added taxes related to certain foreign subsidiaries and other miscellaneous operating receivables due within one year.

Inventories. Inventories are stated at the lower of cost or market, with cost determined on the last-in, first-out ("LIFO") basis, the weighted average cost or the first-in, first-out basis. Cost elements included in work-in-process and finished goods inventories are raw materials, direct labor and manufacturing overhead.

Property, Plant and Equipment. Accounts include costs of assets constructed or purchased, related delivery and installation costs and interest incurred on significant capital projects during their construction periods. Expenditures for renewals and betterments also are capitalized, but expenditures for repairs and maintenance are expensed as incurred. The cost and accumulated depreciation applicable to assets retired or sold are removed from the respective accounts, and gains or losses thereon are included in income.

Capital expenditures for property, plant and equipment include capitalized interest of $116,000 in 2009, $228,000 in 2008 and $577,000 in 2007.

Depreciation is computed primarily by the straight-line method based on the estimated useful lives of the assets, which range from 15 to 25 years for buildings and land improvements and 2 to 15 years for machinery and equipment. The average depreciation period for machinery and equipment is approximately 10 years in Film Products and for the continuing operations of Aluminum Extrusions.

Investments in Private Entities with Less Than or Equal to 50% Voting Ownership Interest. We account for our investments in private entities where our voting ownership is less than or equal to 50% based on the facts and circumstances surrounding the investment. We are required to account for investments under the consolidation method in situations where we are the primary beneficiary of a variable interest entity. The primary beneficiary is the party in a variable interest entity that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. If we are not deemed the primary beneficiary in an investment in a private entity then we select either: (i) the fair value method or (ii) either the (a) the cost method if we do not have significant influence over operating and financial policies of the company or (b) the equity method if we do have significant influence.

U.S. generally accepted accounting principles requires disclosure of the level within the fair value hierarchy in which fair value measurements in their entirety fall, segregating fair value measurements using quoted prices in active markets for identical assets or liabilities (Level 1), significant other observable inputs (Level 2), and significant unobservable inputs (Level 3).

Goodwill and Other Intangibles. The excess of the purchase price over the fair value of identifiable net assets of acquired companies is allocated to goodwill. We assess goodwill for impairment when events or circumstances indicate that the carrying value may not be recoverable, or, at a minimum, on an annual basis (December 1st of each year). Our reporting units include Film Products and Aluminum Extrusions, each of which may have separately identifiable operating net assets (operating assets including goodwill and intangible assets net of operating liabilities). We estimate the fair value of our reporting units using discounted cash flow analysis and comparative enterprise value-to-EBITDA multiples. Based on the severity of the economic downturn and its impact on the sales volumes of our aluminum extrusions business (a 36.8% decline in sales volume in the first quarter of 2009 compared with the first quarter of 2008), the resulting first quarter operating loss, possible future losses and the uncertainty in the amount and timing of an economic recovery, we determined that impairment indicators existed in the first quarter of 2009. Upon completing the impairment analysis as of March 31, 2009, a goodwill impairment charge of $30.6 million ($30.6 million after tax) was recognized in Aluminum Extrusions. This was the entire amount of goodwill associated with the Aluminum Extrusions reporting unit and an anomalous write-off under U.S. generally accepted accounting principles since the decline in the estimated fair value below the carrying value of the operating net assets of Aluminum Extrusions was far less than $30.6 million. The goodwill of Film Products was tested for impairment at the annual testing date, with the estimated fair value of Film Products exceeding the carrying value of its net assets by a wide margin.

The components of goodwill and other intangibles at December 31, 2009 and 2008, and related amortization periods for continuing operations are as follows:

(In Thousands)	2009	2008	Amortization Periods
Carrying value of goodwill:			
Film Products	$ **104,290**	$ 104,144	Not amortized
Aluminum Extrusions	**-**	30,559	Not amortized
Total carrying value of goodwill	**104,290**	134,703	
Carrying value of other intangibles:			
Film Products (cost basis of $1,172 in 2009 and 2008)	**252**	372	Not more than 17 yrs.
Total carrying value of goodwill and other intangibles	$ **104,542**	$ 135,075	

A reconciliation of the beginning and ending balances of goodwill and other intangibles for each of the three years in the period ended December 31, 2009 is as follows:

(In Thousands)		**2009**		2008		2007
Goodwill and other intangibles:						
Net carrying value, beginning of year	**$**	**135,075**	$	135,907	$	132,237
Amortization		**(120)**		(123)		(149)
Goodwill impairment charge		**(30,559)**		-		-
Increase (decrease) due to foreign currency translation and other		**146**		(709)		3,819
Total carrying value of goodwill and other intangibles	**$**	**104,542**	$	135,075	$	135,907

Excluded from the table above is goodwill for the Aluminum Extrusions reporting unit of $6.5 million which was allocated to discontinued aluminum extrusions operations in Canada. This goodwill was allocated using the estimated fair value of the aluminum extrusions business in Canada (the after-tax cash flow expected from disposal of approximately $30.0 million when it was classified as held for sale at the end of December 2007), and the estimated fair value of the aluminum extrusions business in the U.S. retained. The fair value of the aluminum extrusions business in the U.S. was estimated at approximately $145.0 million using comparable enterprise value-to-EBITDA multiples as of December 31, 2007. See Note 17 for more information on discontinued operations.

Impairment of Long-Lived Assets. We review long-lived assets for possible impairment when events indicate that an impairment may exist. For assets to be held and used in operations, if events indicate that an asset may be impaired, we estimate the future unlevered pre-tax cash flows expected to result from the use of the asset and its eventual disposition. Assets are grouped for this purpose at the lowest level for which there are identifiable and independent cash flows. If the sum of these undiscounted pre-tax cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of the impairment loss is based on the estimated fair value of the asset, generally determined on a discounted after-tax cash flow basis.

Assets to be disposed of are reported at the lower of their carrying amount or estimated fair value less cost to sell, with an impairment loss recognized for any write-down required.

Pension Costs and Postretirement Benefit Costs Other than Pensions. Pension costs and postretirement benefit costs other than pensions are accrued over the period employees provide service to Tredegar. Liabilities and expenses for pension plans and other postretirement benefits are determined using actuarial methodologies and incorporate significant assumptions, including the rate used to discount the future estimated liability, the long-term rate of return on plan assets, and several assumptions relating to the employee workforce, and we recognize the funded status of our pension and other postretirement plans in the accompanying consolidated balance sheets. Our policy is to fund our pension plans at amounts not less than the minimum requirements of the Employee Retirement Income Security Act of 1974 and to fund postretirement benefits other than pensions when claims are incurred.

Postemployment Benefits. We periodically provide certain postemployment benefits purely on a discretionary basis. Related costs for these programs are accrued when it is probable that benefits will be paid and amounts can be reasonably estimated. All other postemployment benefits are either accrued under current benefit plans or are not material to our financial position or results of operations.

Revenue Recognition. Revenue from the sale of products, which is shown net of estimated sales returns and allowances, is recognized when title has passed to the customer, the price of the product is fixed and determinable, and collectibility is reasonably assured. Amounts billed to customers related to freight have been classified as sales in the accompanying consolidated statements of income. The cost of freight has been classified as a separate line in the accompanying consolidated statements of income. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction between Tredegar and its customers (such as value-added taxes) are accounted for on a net basis and therefore excluded from revenues.

Research & Development ("R&D") Costs. R&D costs are expensed as incurred and include primarily salaries, wages, employee benefits, equipment depreciation, facility costs and the cost of materials consumed relating to R&D efforts. R&D costs include a reasonable allocation of indirect costs.

Income Taxes. Income taxes are recognized during the period in which transactions enter into the determination of income for financial reporting purposes, with deferred income taxes being provided at enacted statutory tax rates on the differences between the financial reporting and tax bases of assets and liabilities (see Note 14). We accrue U.S. federal income taxes on unremitted earnings of our foreign subsidiaries. The benefit of uncertain tax position is included in the accompanying financial statements when we determine that it is more likely than not that the position will be sustained, based on the technical merits of the position, if the taxing authority examines the position and the dispute is litigated. This determination is made on the basis of all the facts, circumstances and information available as of the reporting date.

Earnings Per Share. Basic earnings per share is computed using the weighted average number of shares of common stock outstanding. Diluted earnings per share is computed using the weighted average common and potentially dilutive common equivalent shares outstanding, determined as follows:

	2009	2008	2007
Weighted average shares outstanding used to compute basic earnings per share	**33,861,171**	33,976,833	38,532,036
Incremental shares attributable to stock options and restricted stock	**-**	216,887	156,467
Shares used to compute diluted earnings per share	**33,861,171**	34,193,720	38,688,503

Incremental shares attributable to stock options and restricted stock are computed using the average market price during the related period. During 2009, 2008 and 2007, the average out-of-the-money options to purchase shares that were excluded from the calculation of incremental shares attributable to stock options and restricted stock was 545,450, 507,982 and 184,960, respectively.

Stock-Based Employee Compensation Plans. Compensation expense is recorded on all share-based awards based upon its calculated fair value. The fair value of stock option awards was estimated as of the grant date using the Black-Scholes options-pricing model. The assumptions used in this model for valuing Tredegar stock options granted in 2009, 2008 and 2007 are as follows:

	2009	2008	2007
Dividend yield	**0.9%**	1.0%	1.1%
Weighted average volatility percentage	**39.9%**	39.0%	33.1%
Weighted average risk-free interest rate	**2.1%**	3.0%	3.3%
Holding period (years):			
Officers	**6.0**	6.0	n/a
Management	**5.0**	5.0	5.0
Weighted average excercise price at date of grant (also weighted average market price at date of grant):			
Officers	**$ 18.12**	$ 15.64	n/a
Management	**17.81**	15.81	$ 14.40

The dividend yield is the dividend yield on our common stock at the date of grant, which we believe is a reasonable estimate of the expected yield during the holding period. We calculate expected volatility based on the historical volatility of our common stock using a sequential period of historical data equal to the expected holding period of the option. We have no reason to believe that future volatility for this period is likely to differ from the past.

The assumed risk-free interest rate is based on observed interest rates (zero coupon U.S. Treasury debt securities) appropriate for the expected holding period. The expected holding period and forfeiture assumptions are based on historical experience. Estimated forfeiture assumptions are reviewed through the vesting period. Adjustments are made if actual forfeitures differ from previous estimates. The cumulative effect of a change in estimated forfeitures is recognized in the period of the change.

Tredegar stock options granted during 2009, 2008 and 2007, and related estimated fair value at the date of grant, are as follows:

		2009		2008		2007
Stock options granted (number of shares):						
Officers		**99,600**		220,000		n/a
Management		**183,800**		181,000		4,000
Total		**283,400**		401,000		4,000
Estimated weighted average fair value of options per share at date of grant:						
Officers	**$**	**7.53**	$	6.01		n/a
Management		**6.93**		5.48	$	4.91
Total estimated fair value of stock options granted (in thousands)	**$**	**2,023**	$	2,314	$	20

Additional disclosure of Tredegar stock options is included in Note 10.

Financial Instruments. We use derivative financial instruments for the purpose of hedging aluminum price volatility and currency exchange rate exposures that exist as part of ongoing business operations. Our derivative financial instruments are designated as and qualify as cash flow hedges and are recognized in the accompanying balance sheet at fair value. A change in the fair value of the derivative that is highly effective as and that is designated and qualifies as a cash flow hedge is recorded in other comprehensive income. Gains and losses reported in other comprehensive income are reclassified to earnings in the periods in which earnings are affected by the variability of cash flows of the hedged transaction. Such gains and losses are reported on the same line as the underlying hedged item, and the cash flows related to financial instruments are classified in the consolidated statements of cash flows in a manner consistent with those of the transactions being hedged. Any hedge ineffectiveness (which represents the amount by which the changes in the fair value of the derivative exceed the variability in the cash flows of the forecasted transaction) is recorded in current period earnings. The amount of gains and losses recognized for hedge ineffectiveness was immaterial in 2009, 2008 and 2007.

Our policy requires that we formally document all relationships between hedging instruments and hedged items, as well as our risk management objective and strategy for undertaking various hedge transactions. We also formally assess (both at the hedge's inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the fair value or cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative is not (or has ceased to be) highly effective as a hedge, we discontinue hedge accounting prospectively.

As a policy, we do not engage in speculative or leveraged transactions, nor do we hold or issue financial instruments for trading purposes. Additional disclosure of our utilization of derivative hedging instruments is included in Note 6.

Comprehensive Income or Loss. Comprehensive income or loss, which is included in the consolidated statement of shareholders' equity, is defined as net income or loss and other comprehensive income or loss. Other comprehensive income or loss includes changes in foreign currency translation adjustments, unrealized gains and losses on derivative financial instruments, prior service cost and net gains or losses from pension and other postretirement benefit plans arising during the period and amortization of these prior service cost and net gains or losses and minimum pension liability adjustments, all recorded net of deferred income taxes directly in shareholders' equity.

Recently Issued Accounting Standards. The Financial Accounting Standards Board (FASB) issued guidance in June 2009 that clarifies the information that an entity must provide in its financial statements surrounding a transfer of financial assets and the effect of the transfer on its financial position, financial performance, and cash flows. These new accounting rules are effective as of the beginning of the annual period beginning after November 15, 2009. We do not expect these FASB rules to have a material impact on our financial statements and disclosures.

The FASB also provided guidance in June 2009 that clarifies and improves financial reporting by entities involved with variable interest entities. The revised statement amends previous guidance to require an enterprise to perform a qualitative analysis to determine whether it has a controlling financial interest in a variable interest entity, to eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity, and to require enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise's involvement in a variable interest entity. This new accounting standard is effective for annual periods beginning after November 15, 2009. We do not expect this updated standard to impact our financial statements and disclosures.

In October 2009, the FASB Emerging Issues Task Force issued a consensus updating accounting standards for revenue recognition for multiple-deliverable arrangements. The stated objective of the accounting standards update was to address the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. The revision of current FASB guidance provides amended methodologies for separating consideration in multiple-deliverable arrangements and expands disclosure requirements. The accounting standards update will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. We do not expect these FASB rules to have a material impact on our financial statements and disclosures.

The FASB issued guidance in January 2010 that requires new disclosures for fair value measurements and provides clarification for existing disclosure requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update also clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for disclosures about the purchase, sale, issuance and settlement activity of Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for the interim periods in that year. We do not anticipate that the adoption of this statement will materially expand our consolidated financial statement footnote disclosures.

2 INVESTMENTS

During the third quarter of 2007, we invested $6.5 million in a privately held drug delivery company. In the fourth quarter of 2008, we invested an additional $1.0 million as part of a new round of equity financing completed by the investee. The company is developing and commercializing state of the art drug delivery systems designed to improve patient compliance and outcomes, and our ownership interest on a fully diluted basis is approximately 21%. The investment is accounted for under the fair value method. We elected the fair value option over the equity method of accounting since our investment objectives are similar to those of venture capitalists, which typically do not have controlling financial interests. In 2008, there was a write-up of $5.6 million ($3.6 million after taxes) based on the valuation of our ownership interest implied from a new round of equity financing completed for the investee in the fourth quarter of 2008. We recognized an additional unrealized gain of $5.1 million ($3.2 million after taxes) in the fourth quarter of 2009 for the estimated appreciation of our ownership interest upon the investee entering into an exclusive licensing agreement that included an upfront payment, additional potential milestone payments and tiered royalties on sales of any products commercialized under the license. Both of these unrealized gains are included in "Other income (expense), net" in the consolidated statements of income and separately stated in the segment operating profit table in Note 3.

At December 31, 2009 and 2008, the estimated fair value of our investment (also the carrying value included in "Other assets and deferred charges" in our balance sheet) was $18.2 million and $13.1 million, respectively. On the date of our most recent investment (December 15, 2008), we believe that the amount we would be paid for our ownership interest and liquidation preferences was based on Level 2 inputs, including investments by other investors. Subsequent to December 15, 2008, and until the next round of financing, we believe fair value estimates drop to Level 3 inputs since there is no secondary market for our ownership interest. In addition, the drug delivery company currently has no product sales. Accordingly, after the latest financing and until the next round of financing or other significant financial transaction, value estimates will primarily be based on assumptions relating to meeting product development and commercialization milestones, cash flow projections (projections of sales, costs, expenses, capital expenditures and working capital investment) and discounting of these factors for the high degree of risk. As a result, any future changes in the estimated fair value of our ownership interest will likely be attributed to a new round of financing, a merger or initial public offering or adjustments to the timing or magnitude of cash flows associated with development and commercialization milestones. If the company does not meet its development and commercialization milestones and there are indications that the amount or timing of its projected cash flows or related risks are unfavorable versus our most recent valuation, or a new round of financing or other significant financial transaction indicates a lower value, then our estimate of the fair value of our ownership interest in the company is likely to decline. Adjustments to the estimated fair value of our investment will be made in the period upon which such changes can be quantified.

Had we not elected to account for our investment under the fair value method, we would have been required to use the equity method of accounting. On December 31, 2008, the privately held drug delivery company was converted from a limited liability company taxed as a pass-through entity (partnership) to a corporation. Substantially all shareholder rights from the limited liability company carried over in the conversion. Our allocation of losses for tax purposes as a pass-through entity in 2008 was approximately $4.8 million (there was no allocation of income or loss to us in 2007).

The condensed balance sheets for the drug delivery company at December 31, 2009 and 2008 and related condensed statements of income for the years ended December 31, 2009 and 2008 and four months ended December 31, 2007, that were reported to us by the investee, are provided below:

(In Thousands)	12/31/09	12/31/08		12/31/09	12/31/08
Assets:			Liabilities & Equity:		
			Convertible promissory notes - current	$ -	$ 5,000
			Current portion of deferred revenues	18,360	-
			Other current liabilities	1,029	1,956
Cash & cash equivalents	$ 22,835	$ 5,493	Non-current liabilities	5,440	825
Other current assets	2,526	177	Equity:		
Other tangible assets	1,046	1,163	Redeemable preferred stock	18,044	12,068
Identifiable intangibles assets	1,743	1,602	Other	(14,723)	(11,414)
Total assets	$ 28,150	$ 8,435	Total liabilities & equity	$ 28,150	$ 8,435

	2009	2008	2007
Revenues & Expenses:			
Revenues	$ 2,062	$ -	$ -
Costs & expenses	6,732	7,321	2,379
Income tax benefit	2,309	-	-
Net loss	$ (2,361)	$ (7,321)	$ (2,379)

On April 2, 2007, we invested $10.0 million in Harbinger Capital Partners Special Situations Fund, L.P. ("Harbinger"), a fund that seeks to achieve superior absolute returns by participating primarily in medium to long-term investments involving distressed/high yield debt securities, special situation equities and private loans and notes. The fund is a highly speculative investment subject to limitations on withdrawal. There is no secondary market for interests in the fund. Our investment in Harbinger, which represents less than 2% of Harbinger's total partnership capital, is accounted for under the cost method. At December 31, 2009 and 2008, Harbinger reported our capital account value at $14.5 million and $10.1 million, respectively. The December 31, 2009 and 2008 carrying value in our balance sheet was equal to our cost basis of $10.0 million (included in "Other assets and deferred charges").

During 2008 and 2007, we invested approximately $4.3 million and $6.2 million, respectively, in real estate. At December 31, 2009 and 2008, the carrying value in our balance sheet of investments in this real estate (included in "Other assets and deferred charges") equaled the amount invested.

In August of 2004, we invested $5.0 million in Novalux, Inc., a developer of laser technology for potential use in a variety of applications. We made additional investments in Novalux based on its prospects at the time of $1.1 million in October 2005, $400,000 in May 2006, $142,000 in September 2006, $458,000 in July 2007 and $404,000 in November 2007. We wrote down our investment in Novalux and recognized losses of $2.1 million in September 2007 based on anticipated delays in bringing the company's technology to market and liquidity issues. Novalux assets were sold in January 2008 in exchange for certain unrestricted and restricted common shares of a public company in Australia. We do not expect to receive any significant value from our remaining interest in the Australian company, and no carrying value remains in our balance sheet for this investment.

3 BUSINESS SEGMENTS

Information by business segment and geographic area for the last three years is provided below. There are no accounting transactions between segments and no allocations to segments. Net sales (sales less freight) and operating profit from ongoing operations are the measures of sales and operating profit used by the chief operating decision maker for purposes of assessing performance. Film Products' net sales to The Procter & Gamble Company ("P&G") totaled $253.5 million in 2009, $282.7 million in 2008 and $258.6 million in 2007. These amounts include plastic film sold to others that convert the film into materials used with products manufactured by P&G.

(In Thousands)	Net Sales 2009	2008	2007
Film Products	$ **455,007**	$ 522,839	$ 530,972
Aluminum Extrusions	**177,521**	340,278	371,803
Total net sales	**632,528**	863,117	902,775
Add back freight	**16,085**	20,782	19,808
Sales as shown in consolidated statements of income	$ **648,613**	$ 883,899	$ 922,583

(In Thousands)	Operating Profit 2009	2008	2007
Film Products:			
Ongoing operations	$ **64,379**	$ 53,914	$ 59,423
Plant shutdowns, asset impairments, restructurings and other (a)	**(1,846)**	(11,297)	(649)
Aluminum Extrusions:			
Ongoing operations	**(6,494)**	10,132	16,516
Plant shutdowns, asset impairments, restructurings and other (a)	**(639)**	(687)	(634)
Goodwill impairment charge (a)	**(30,559)**	-	-
AFBS (formerly Therics):			
Gain on sale of investments in Theken Spine and Therics, LLC	**1,968**	1,499	-
Restructurings (a)	**-**	-	(2,786)
Total	**26,809**	53,561	71,870
Interest income	**806**	1,006	1,212
Interest expense	**783**	2,393	2,721
Gain on sale of corporate assets (a)	**404**	1,001	2,699
Gain from write-up of an investment accounted for under the fair value method (a)	**5,100**	5,600	-
Loss from write-down of an investment (a)	**-**	-	2,095
Stock option-based compensation expense	**1,692**	782	978
Corporate expenses, net (a)	**13,334**	8,866	10,691
Income from continuing operations before income taxes	**17,310**	49,127	59,296
Income taxes (a)	**18,663**	19,486	24,366
Income (loss) from continuing operations	**(1,353)**	29,641	34,930
Income (loss) from discontinued operations (a)	**-**	(705)	(19,681)
Net income (loss)	$ **(1,353)**	$ 28,936	$ 15,249

(a) See Notes 2 and 15 for more information on losses associated with plant shutdowns, asset impairments and restructurings, unusual items, gains from sale of assets, investment write-downs or write-ups and other items, and Note 17 for more information on discontinued operations.

(b) We recognize in the balance sheets the funded status of each of our defined benefit pension and other postretirement plans. The funded status of our defined benefit pension plan was a net liability of $6.0 million and $17.1 million in "Other noncurrent liabilities" as of December 31, 2009 and 2008 compared with an asset of $86.3 million in "Other assets and deferred charges" (of which $42.9 million was reported in Film Products) and a liability of $2.3 million in "Other noncurrent liabilities" as December 31, 2007. See Note 11 for more information on our pension and other postretirement plans.

(c) The difference between total consolidated sales as reported in the consolidated statements of income and segment and geographic net sales reported in this note is freight of $16.1 million in 2009, $20.8 million in 2008 and $19.8 million in 2007.

(d) Information on exports and foreign operations are provided on the next page. Cash and cash equivalents includes funds held in locations outside the U.S. of $34.2 million, $37.3 million and $24.6 million at December 31, 2009, 2008, and 2007, respectively. Export sales relate almost entirely to Film Products. Operations outside the U.S. in The Netherlands, Hungary, China, Italy and Brazil also relate to Film Products. Sales from our locations in The Netherlands, Hungary and Italy are primarily to customers located in Europe. Sales from our locations in China (Guangzhou and Shanghai) are primarily to customers located in China, but also include other customers in Asia.

(In Thousands)	Identifiable Assets 2009	2008	2007
Film Products (b)	$ 371,639	$ 399,895	$ 488,035
Aluminum Extrusions	82,429	112,259	115,223
AFBS (formerly Therics)	1,147	1,629	2,866
Subtotal	455,215	513,783	606,124
General corporate (b)	50,401	50,874	74,927
Cash and cash equivalents (d)	90,663	45,975	48,217
Continuing operations	596,279	610,632	729,268
Discontinued aluminum extrusions business in Canada (a)	-	-	55,210
Total	$ 596,279	$ 610,632	$ 784,478

(In Thousands)	Depreciation and Amortization 2009	2008	2007	Capital Expenditures 2009	2008	2007
Film Products	$ 32,360	$ 34,588	$ 34,092	$ 11,487	$ 11,135	$ 15,304
Aluminum Extrusions	7,566	8,018	8,472	22,530	9,692	4,391
AFBS (formerly Therics)	-	-	-	-	-	-
Subtotal	39,926	42,606	42,564	34,017	20,827	19,695
General corporate	71	70	91	125	78	6
Continuing operations	39,997	42,676	42,655	34,142	20,905	19,701
Discontinued aluminum extrusions business in Canada (a)	-	515	3,386	-	39	942
Total	$ 39,997	$ 43,191	$ 46,041	$ 34,142	$ 20,944	$ 20,643

(In Thousands)	Net Sales by Geographic Area (d) 2009	2008	2007
United States	$ 363,570	$ 531,235	$ 577,824
Exports from the United States to:			
Canada	39,300	46,790	46,243
Latin America	2,238	1,614	1,188
Europe	7,261	12,532	9,856
Asia	43,948	26,156	31,432
Operations outside the United States:			
The Netherlands	88,563	109,392	104,379
Hungary	20,300	34,889	35,286
China	36,438	62,957	57,252
Italy	10,497	11,057	13,359
Brazil	20,413	26,495	25,956
Total (c)	$ 632,528	$ 863,117	$ 902,775

(In Thousands)	Identifiable Assets by Geographic Area (d) 2009	2008	2007	Property, Plant & Equipment, Net by Geographic Area (d) 2009	2008	2007
United States (b)	$ 326,120	$ 373,073	$ 429,376	$ 152,189	$ 150,354	$ 163,130
Operations outside the United States:						
The Netherlands	56,761	61,204	73,658	40,832	44,559	52,383
Hungary	12,265	15,195	20,178	7,978	7,731	10,952
China	34,176	40,092	49,696	23,605	27,809	33,192
Italy	15,492	15,187	17,378	2,546	2,792	3,580
Brazil	10,401	9,032	15,838	3,212	3,088	5,055
General corporate (b)	50,401	50,874	74,927	514	537	791
Cash and cash equivalents (d)	90,663	45,975	48,217	n/a	n/a	n/a
Continuing operations	596,279	610,632	729,268	230,876	236,870	269,083
Discontinued aluminum extrusions business in Canada (a)	-	-	55,210	-	-	11,001
Total	$ 596,279	$ 610,632	$ 784,478	$ 230,876	$ 236,870	$ 280,084

See footnotes on prior page and a reconciliation of net sales to sales as shown in the consolidated statements of income.

4 ACCOUNTS AND NOTES RECEIVABLE

Accounts and notes receivable consist of the following:

(In Thousands)		2009		2008
Trade, less allowance for doubtful accounts and sales returns of $5,299 in 2009 and $3,949 in 2008	$	**69,789**	$	87,551
Other		**4,225**		3,849
Total	$	**74,014**	$	91,400

A reconciliation of the beginning and ending balances of the allowance for doubtful accounts and sales returns for the last three years in the period ended December 31, 2009 is as follows:

(In Thousands)		2009		2008		2007
Balance, beginning of year	$	**3,949**	$	5,198	$	7,388
Charges to expense		**4,034**		2,527		3,001
Recoveries		**(1,522)**		(1,494)		(1,442)
Write-offs		**(1,411)**		(2,171)		(3,780)
Foreign exchange and other		**249**		(111)		31
Balance, end of year	$	**5,299**	$	3,949	$	5,198

5 INVENTORIES

Inventories consist of the following:

(In Thousands)		2009		2008
Finished goods	$	**6,080**	$	7,470
Work-in-process		**2,740**		2,210
Raw materials		**12,249**		14,264
Stores, supplies and other		**14,453**		12,865
Total	$	**35,522**	$	36,809

Inventories stated on the LIFO basis amounted to $13.4 million at December 31, 2009 and $15.4 million at December 31, 2008, which are below replacement costs by approximately $21.5 million at December 31, 2009 and $17.2 million at December 31, 2008. During 2009 and 2008, inventories accounted for on a LIFO basis declined, which resulted in cost of goods sold being stated at below current replacement costs, by approximately $1.1 million in 2009 in Film Products and $3.6 million in 2008 ($2.0 million in Film Products and $1.6 million in Aluminum Extrusions).

6 FINANCIAL INSTRUMENTS

We use derivative financial instruments for the purpose of hedging margin exposure from fixed-price forward sales contracts in Aluminum Extrusions and currency exchange rate exposures that exist as part of ongoing business operations primarily in Film Products. Our derivative financial instruments are designated as and qualify as cash flow hedges and are recognized in the consolidated balance sheet at fair value. The fair value of derivative instruments recorded on the consolidated balance sheets are based upon Level 2 inputs. If individual derivative instruments with the same counterparty can be settled on a net basis, we record the corresponding derivative fair values as a net asset or net liability.

In the normal course of business, we enter into fixed-price forward sales contracts with certain customers for the future sale of fixed quantities of aluminum extrusions at scheduled intervals. In order to hedge our margin exposure created from the fixing of future sales prices relative to volatile raw material (aluminum) costs, we enter into a combination of forward purchase commitments and futures contracts to acquire or hedge aluminum, based on the scheduled purchases for the firm sales commitments. The fixed-price firm sales commitments and related hedging instruments generally have durations of not more than 12 months, and the notional amount of aluminum futures contracts that hedged future purchases of aluminum to meet fixed-price forward sales contract obligations was $6.9 million (7.8 million pounds of aluminum) at December 31, 2009 and $28.1 million (23.8 million pounds of aluminum) at December 31, 2008.

The table below summarizes the location and gross amounts of aluminum futures contract fair values in the consolidated balance sheets as of December 31, 2009 and 2008:

	December 31, 2009		December 31, 2008	
(In Thousands)	Balance Sheet Account	Fair Value	Balance Sheet Account	Fair Value
Derivatives Designated as Hedging Instruments				
Asset derivatives:				
Aluminum futures contracts (before margin deposits)	Prepaid expenses and other	$ 1,184	Accrued expenses	$ -
Liability derivatives:				
Aluminum futures contracts (before margin deposits)	Prepaid expenses and other	$ -	Accrued expenses	$ 11,042
Derivatives Not Designated as Hedging Instruments				
Asset derivatives:				
Aluminum futures contracts (before margin deposits)	Prepaid expenses and other	$ 614	Accrued expenses	$ 973
Liability derivatives:				
Aluminum futures contracts (before margin deposits)	Prepaid expenses and other	$ 614	Accrued expenses	$ 973

In the event that a counterparty to an aluminum fixed-price forward sales contract chooses not to take delivery of its aluminum extrusions, the customer is contractually obligated to compensate us for any losses on the related aluminum futures and/or forward purchase contracts through the date of cancellation. The offsetting asset and liability positions included in the table above are associated with the unwinding of aluminum futures contracts that relate to such cancellations.

Our aluminum futures brokers contractually require assets to be posted as collateral for unrealized losses in excess of a contractually defined credit limit. Due to significant reductions in aluminum prices on the London Metal Exchange ("LME") in the second half of 2008 (see chart on page 32), we were required to post margin deposits of $4.0 million at December 31, 2008 on LME futures losses (no deposits required at December 31, 2009). These amounts are recorded as an offset to the fair value of unrealized aluminum futures contract losses included in "Accrued expenses" in the consolidated balance sheets.

Losses associated with the aluminum extrusions business of $952,000 ($592,000 after tax) were recognized in 2009 for timing differences between the recognition of realized losses on aluminum futures contracts and related revenues from delayed fulfillment by customers of fixed-price forward purchase commitments. Such timing differences are included in "Plant shutdowns, assets impairments, restructurings and other" in the net sales and operating profit by segment table in Note 3. Timing differences prior to 2009 were not significant.

We have future fixed Euro-denominated contractual payments for equipment being purchased as part of our expansion of the Carthage, Tennessee aluminum extrusion manufacturing facility. We have used a fixed rate Euro forward contract with various settlement dates to hedge exchange rate exposure on these obligations. The notional amount of this foreign currency forward was $1.6 million and $4.2 million at December 31, 2009 and 2008, respectively.

The table below summarizes the location and gross amounts of foreign currency forward contract fair values in the consolidated balance sheets as of December 31, 2009 and 2008:

(In Thousands)	December 31, 2009 Balance Sheet Account	December 31, 2009 Fair Value	December 31, 2008 Balance Sheet Account	December 31, 2008 Fair Value
Derivatives Designated as Hedging Instruments				
Asset derivatives:				
Foreign currency forward contracts	Prepaid expenses and other	$ 35	Prepaid expenses and other	$ 56
Derivatives Not Designated as Hedging Instruments				
Liability derivatives:				
Foreign currency forward contracts	Accrued expenses	$ 41	Accrued expenses	$ -

We receive Euro-based royalty payments relating to our operations in Europe. From time to time we use zero-cost collar currency options to hedge a portion of our exposure to changes in cash flows due to variability in U.S. Dollar and Euro exchange rates. There were no outstanding notional amounts on these collars at December 31, 2009 and 2008 as there were no derivatives outstanding at December 31, 2009 and 2008 related to the hedging of royalty payments with currency options.

Our derivative contracts involve elements of credit and market risk, including the risk of dealing with counterparties and their ability to meet the terms of the contracts. The counterparties to our forward purchase commitments are major aluminum brokers and suppliers, and the counterparties to our aluminum futures contracts are major financial institutions. Fixed-price forward sales contracts are only made available to our best and most credit-worthy customers. The counterparties to our foreign currency futures and zero-cost collar contracts are major financial institutions.

The pretax effect on net income (loss) and other comprehensive income (loss) of derivative instruments classified as cash flow hedges and described in the previous paragraphs for years ended December 31, 2009 and 2008 is summarized in the tables below:

(In Thousands)	Cash Flow Derivative Hedges			
	Aluminum Futures Contracts		Foreign Currency Forwards and Options	
Year Ended December 31,	2009	2008	2009	2008
Amount of pre-tax gain (loss) recognized in other comprehensive income	$ 1,762	$ (9,771)	$ (336)	$ 56
Location of gain (loss) reclassified from accumulated other comprehensive income into net income (effective portion)	Cost of sales	Cost of sales	Selling, general and admin. exp.	Not Applicable
Amount of pre-tax gain (loss) reclassified from accumulated other comprehensive income to net income (effective portion)	$ (10,248)	$ (760)	$ (315)	$ -

Gains and losses on the ineffective portion of derivative instruments or derivative instruments that were not designated as hedging instruments were not significant in 2009 and 2008. For the year ended December 31, 2009, we realized $41,000 in unrealized net losses (none in 2008) from hedges that had been discontinued. As of December 31, 2009, we expect $736,000 of unrealized after-tax gains on derivative instruments reported in accumulated other comprehensive income to be reclassified to earnings within the next twelve months.

7 ACCRUED EXPENSES

Accrued expenses consist of the following:

(In Thousands)		2009		2008
Incentive compensation	**$**	**6,528**	$	1,849
Vacation		**5,665**		5,922
Payrolls, related taxes and medical and other benefits		**5,332**		4,476
Plant shutdowns and divestitures		**3,981**		4,922
Workers' compensation and disabilities		**2,360**		2,986
Futures contracts, net of cash deposits		**255**		7,085
Other		**10,809**		11,109
Total	**$**	**34,930**	$	38,349

A reconciliation of the beginning and ending balances of accrued expenses associated with asset impairments and costs associated with exit and disposal activities for each of the three years in the period ended December 31, 2009 is as follows:

(In Thousands)		Severance		Long-Lived Asset Impairments		Accelerated Depreciation (a)		Other (b)		Total
Balance at December 31, 2006	$	436	$	-	$	-	$	4,622	$	5,058
2007:										
Charges		592		594		-		2,841		4,027
Cash spent		(665)		-		-		(1,625)		(2,290)
Charged against assets		-		(594)		-		-		(594)
Balance at December 31, 2007		363		-		-		5,838		6,201
2008:										
Charges		2,662		6,994		1,649		-		11,305
Cash spent		(2,594)		-		-		(1,347)		(3,941)
Charged against assets		-		(6,994)		(1,649)		-		(8,643)
Balance at December 31, 2008		431		-		-		4,491		4,922
2009:										
Charges		2,094		1,005		-		-		3,099
Cash spent		(1,702)		-		-		(1,333)		(3,035)
Charged against assets		-		(1,005)		-		-		(1,005)
Balance at December 31, 2009	$	823	$	-	$	-	$	3,158	$	3,981

(a) Represents depreciation accelerated due to plant shutdowns based on a remaining useful life of less than one year.

(b) Other includes primarily accrued losses on a sub-lease at a facility in Princeton, New Jersey.

See Note 15 for more information on plant shutdowns, asset impairments and restructurings of continuing operations.

On December 15, 2005, we refinanced our debt with a new $300 million, five-year unsecured revolving credit agreement (the "Credit Agreement"). At January 1, 2009, the date our maximum leverage covenant dropped from 3.0x adjusted EBITDA to 2.75x adjusted EBITDA, available credit under the Credit Agreement was approximately $222 million.

Total debt due and outstanding at December 31, 2009 is summarized below:

Debt Due and Outstanding at December 31, 2009 (In Thousands)			
Year Due	Credit Agreement	Other	Total Debt Due
2010	$ -	$ 476	$ 476
2011	-	265	265
2012	-	148	148
2013	-	274	274
2014	-	-	-
Total	$ -	$ 1,163	$ 1,163

The credit spread over LIBOR and commitment fees charged on the unused amount under the Credit Agreement at various indebtedness-to-adjusted EBITDA levels are as follows:

Pricing Under Credit Agreement (Basis Points)		
Indebtedness-to-Adjusted EBITDA Ratio	Credit Spread Over LIBOR (No amounts Outstanding at 12/31/09)	Commitment Fee
> 2.50x but <= 3x	125	25
> 1.75x but <= 2.50x	100	20
> 1x but <= 1.75x	87.5	17.5
<= 1x	75	15

At December 31, 2009, the interest cost on debt was priced at one-month LIBOR plus the applicable credit spread of 75 basis points.

The most restrictive covenants in the Credit Agreement include:

- Maximum aggregate dividends over the term of the Credit Agreement of $100,000 plus, beginning October 1, 2005, 50% of net income ($141.6 million as of December 31, 2009);
- Minimum shareholders' equity (minimum of $349.9 million compared with $490.1 million of shareholders' equity as defined in the Credit Agreement as of December 31, 2009);
- Maximum indebtedness-to-adjusted EBITDA through December 31, 2009 of 2.75x (2.5x on a pro forma basis for acquisitions); and
- Minimum adjusted EBIT-to-interest expense of 2.5x.

We believe we were in compliance with all of our debt covenants as of December 31, 2009. Noncompliance with any one or more of the debt covenants may have a material adverse effect on financial condition or liquidity in the event such noncompliance cannot be cured or should we be unable to obtain a waiver from the lenders. Renegotiation of the covenant through an amendment to the Credit Agreement may effectively cure the noncompliance, but may have an effect on financial condition or liquidity depending upon how the covenant is renegotiated.

In the past we have used interest rate swaps with large major financial institutions to manage interest rate exposure, but there have been no interest rate swaps outstanding since 2003.

9 SHAREHOLDER RIGHTS AGREEMENT

Pursuant to an Amended and Restated Rights Agreement, dated as of June 30, 2009, between Tredegar and National City Bank, N.A., as Rights Agent (essentially renewing and extending our Rights Agreement, dated as of June 30, 1999), one right is attendant to each share of our common stock ("Right"). All Rights outstanding under the previous Rights Plan remain outstanding under the Amended and Restated Rights Agreement.

Each Right entitles the registered holder to purchase from Tredegar one one-hundredth of a share of Participating Cumulative Preferred Stock, Series A (the "Preferred Stock"), at an exercise price of $150 (the "Purchase Price"). The Rights will become exercisable, if not earlier redeemed, only if a person or group acquires 10% or more of the outstanding shares of our common stock (thereby becoming an "Acquiring Person") or announces a tender offer that would result in ownership by a person or group of 10% or more of our common stock. Any action by a person or group whose beneficial ownership was reported on Amendment No. 4 to the Schedule 13D filed with respect to Tredegar on March 20, 1997, cannot cause such person or group to become an Acquiring Person and thereby cause the Rights to become exercisable.

Each holder of a Right, upon the occurrence of certain events, will become entitled to receive, upon exercise and payment of the Purchase Price, Preferred Stock (or in certain circumstances, cash, property or other securities of Tredegar or a potential acquirer) having a value equal to twice the amount of the Purchase Price.

The Rights are now scheduled to expire on June 30, 2019.

10 STOCK OPTION AND STOCK AWARD PLANS

We have one stock option plan under which stock options may be granted to purchase a specified number of shares of common stock at a price no lower than the fair market value on the date of grant and for a term not to exceed 10 years. In addition, we have one other stock option plan under which there are options that remain outstanding, but no future grants can be made. Employee options ordinarily vest two years from the date of grant. The option plans also permit the grant of stock appreciation rights ("SARs"), stock, restricted stock, stock unit awards and incentive awards. No SARs have been granted since 1992 and none are currently outstanding.

A summary of our stock options outstanding at December 31, 2009, 2008 and 2007, and changes during those years, is presented below:

		Option Exercise Price/Share			
	Number of Options	Range			Wgted. Ave.
Outstanding at 12/31/06	1,247,173	$ 13.95	to	$ 29.94	$ 18.16
Granted	4,000	14.40	to	14.40	14.40
Forfeited and Expired	(184,065)	13.95	to	29.94	20.68
Exercised	(364,125)	13.95	to	22.72	18.58
Outstanding at 12/31/07	702,983	13.95	to	29.94	17.25
Granted	401,000	14.06	to	19.25	15.72
Forfeited and Expired	(161,515)	13.95	to	29.94	20.07
Exercised	(248,118)	13.95	to	18.90	16.66
Outstanding at 12/31/08	694,350	13.95	to	19.52	15.92
Granted	283,400	14.72	to	18.12	17.92
Forfeited and Expired	(171,875)	13.95	to	19.52	17.59
Exercised	(9,700)	13.95	to	15.11	14.37
Outstanding at 12/31/09	796,175	$ 13.95	to	$ 19.52	$ 16.29

The following table summarizes additional information about stock options outstanding and exercisable and non-vested restricted stock outstanding at December 31, 2009:

		Options Outstanding at December 31, 2009			Options Exercisable at December 31, 2009		
		Weighted Average					
Range of Exercise Prices	Shares	Remaining Contract-ual Life (Years)	Exercise Price	Aggregate Intrinsic Value (In Thousands)	Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value (In Thousands)
$ 13.95 to $ 17.88	535,275	4.9	$ 15.39	$ 247	195,775	$ 14.97	$ 173
17.89 to 19.52	260,900	6.1	18.14	-	4,000	19.52	-
Total	796,175	5.3	$ 16.29	$ 247	199,775	$ 15.06	$ 173

	Non-vested Restricted Stock			Maximum Non-vested Restricted Stock Units Issuable Upon Satis-faction of Certain Performance Criteria		
	Number of Shares	Wgtd. Ave. Grant Date Fair Value/Sh.	Grant Date Fair Value (In Thousands)	Number of Shares	Wgtd. Ave. Grant Date Fair Value/Sh.	Grant Date Fair Value (In Thousands)
Outstanding at 12/31/06	69,500	$ 13.97	$ 971	-	$ -	$ -
Granted	-	-	-	233,375	20.80	4,854
Vested	(6,000)	13.95	(84)	-	-	-
Forfeited	(4,000)	13.95	(56)	(56,500)	23.00	(1,300)
Outstanding at 12/31/07	59,500	13.97	831	176,875	20.09	3,554
Granted	12,690	16.01	203	146,600	15.80	2,316
Vested	(8,190)	17.08	(140)	-	-	-
Forfeited	(10,500)	14.06	(148)	(115,694)	20.40	(2,360)
Outstanding at 12/31/08	53,500	13.94	746	207,781	16.89	3,510
Granted	50,637	17.52	887	76,175	17.93	1,366
Vested	(58,387)	14.10	(823)	(66,731)	20.02	(1,336)
Forfeited	-	-	-	(145,050)	15.63	(2,267)
Outstanding at 12/31/09	45,750	$ 17.70	$ 810	72,175	$ 17.64	$ 1,273

The total intrinsic value of stock options exercised was $14,000 in 2009, $653,000 in 2008 and $1.5 million in 2007. The grant-date fair value of stock option-based awards vested was $1.8 million in 2008 (none in 2009 and 2007). As of December 31, 2009, there was unrecognized compensation cost of $1.3 million related to stock option-based awards and $460,000 related to non-vested restricted stock and other stock-based awards. This cost is expected to be recognized over the remaining weighted average period of 0.7 years for stock option-based awards and 1.2 years for non-vested restricted stock and other stock-based awards. Compensation costs for non-vested restricted stock is subject to accelerated vesting based on meeting certain financial targets.

Stock options exercisable totaled 199,775 shares at December 31, 2009 and 321,350 shares at December 31, 2008. Stock options available for grant totaled 3,591,585 shares at December 31, 2009, 1,009,210 shares at December 31, 2008 and 1,412,232 shares at December 31, 2007.

11 RETIREMENT PLANS AND OTHER POSTRETIREMENT BENEFITS

We have noncontributory defined benefit (pension) plans covering most employees. The plans for salaried and hourly employees currently in effect are based on a formula using the participant's years of service and compensation or using the participant's years of service and a dollar amount.

On October 26, 2006, we announced changes to our U.S. defined benefit (pension) and savings plans covering salaried and certain other employees. In 2007, the changes to the pension plan reduced our service cost, interest cost and amortization of prior service cost components of pension expense by approximately $600,000, $600,000 and $1.5 million, respectively, and the savings plan changes (see Note 12) increased charges for company matching contributions by approximately $700,000.

In addition to providing pension benefits, we provide postretirement life insurance and health care benefits for certain groups of employees. Tredegar and retirees share in the cost of postretirement health care benefits, with employees hired on or before January 1, 1993, receiving a fixed subsidy to cover a portion of their health care premiums. On December 8, 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the "Act") was signed into law. We eliminated prescription drug coverage for Medicare-eligible retirees as of January 1, 2006. Consequently, we are not eligible for any federal subsidies.

Assumptions used for financial reporting purposes to compute net benefit income or cost and benefit obligations for continuing operations, and the components of net periodic benefit income or cost for continuing operations, are as follows:

	Pension Benefits			Other Post-Retirement Benefits		
(In Thousands, Except Percentages)	**2009**	2008	2007	**2009**	2008	2007
Weighted-average assumptions used to determine benefit obligations:						
Discount rate	**5.70%**	6.50%	6.25%	**5.75%**	6.50%	6.25%
Rate of compensation increases	**n/a**	n/a	4.00%	**4.00%**	4.00%	4.00%
Weighted-average assumptions used to determine net periodic benefit cost:						
Discount rate	**6.50%**	6.25%	5.75%	**6.50%**	6.25%	5.75%
Rate of compensation increases	**n/a**	n/a	4.00%	**4.00%**	4.00%	4.00%
Expected long-term return on plan assets, during the year	**8.25%**	8.50%	8.50%	**n/a**	n/a	n/a
Rate of increase in per-capita cost of covered health care benefits:						
Indemnity plans, end of year	**n/a**	n/a	n/a	**6.00%**	6.00%	6.00%
Managed care plans, end of year	**n/a**	n/a	n/a	**6.00%**	6.00%	6.00%
Components of net periodic benefit income (cost):						
Service cost	**$ (3,077)**	$ (3,447)	$ (4,232)	**$ (70)**	$ (71)	$ (106)
Interest cost	**(13,287)**	(12,909)	(11,447)	**(495)**	(484)	(503)
Expected return on plan assets	**20,680**	21,965	20,372	**-**	-	-
Amortization of prior service costs and gains or losses	**(1,224)**	(675)	(1,819)	**127**	47	-
Net periodic benefit income (cost)	**$ 3,092**	$ 4,934	$ 2,874	**$ (438)**	$ (508)	$ (609)

The following tables reconcile the changes in benefit obligations and plan assets in 2009 and 2008, and reconcile the funded status to prepaid or accrued cost at December 31, 2009 and 2008:

	Pension Benefits		Other Post-Retirement Benefits	
(In Thousands)	**2009**	2008	**2009**	2008
Change in benefit obligation:				
Benefit obligation, beginning of year	**$ 211,685**	$ 200,129	**$ 8,124**	$ 8,690
Service cost	**3,076**	3,447	**70**	71
Interest cost	**13,287**	12,909	**495**	484
Effect of actuarial (gains) losses related to the following:				
Discount rate change	**18,758**	(5,951)	**656**	(219)
Retirement rate assumptions and mortality table adjustments	**462**	8,899	**(3)**	-
Other	**(1,435)**	2,485	**(373)**	(659)
Benefits paid	**(10,818)**	(10,233)	**(282)**	(243)
Benefit obligation, end of year	**$ 235,015**	$ 211,685	**$ 8,687**	$ 8,124
Change in plan assets:				
Plan assets at fair value, beginning of year	**$ 194,538**	$ 284,100	**$ -**	$ -
Actual return on plan assets	**45,135**	(79,451)	**-**	-
Employer contributions	**129**	122	**282**	243
Benefits paid	**(10,818)**	(10,233)	**(282)**	(243)
Plan assets at fair value, end of year	**$ 228,984**	$ 194,538	**$ -**	$ -
Funded status of the plans	**$ (6,031)**	$ (17,147)	**$ (8,687)**	$ (8,124)
Amounts recognized in the consolidated balance sheets:				
Prepaid benefit cost	**$ -**	$ -	**$ -**	$ -
Accrued benefit liability	**(6,031)**	(17,147)	**(8,687)**	(8,124)
Net amount recognized	**$ (6,031)**	$ (17,147)	**$ (8,687)**	$ (8,124)

Net benefit income or cost is determined using assumptions at the beginning of each year. Funded status is determined using assumptions at the end of each year. Pension and other postretirement liabilities for continuing operations of $14.7 million and $25.3 million are included in "Other noncurrent liabilities" in the consolidated balance sheets at December 31, 2009 and 2008, respectively. The amount of our accumulated benefit obligation is the same as our projected benefit obligation.

At December 31, 2009, the effect of a 1% change in the health care cost trend rate assumptions would be immaterial.

Expected benefit payments for continuing operations over the next five years and in the aggregate for 2015-2019 are as follows:

(In Thousands)	Pension Benefits	Other Post-Retirement Benefits
2010	$ 12,422	$ 481
2011	12,928	517
2012	13,527	547
2013	14,069	581
2014	14,626	600
2015 - 2019	81,662	3,168

Amounts recognized in 2009, 2008 and 2007 before related deferred income taxes in accumulated other comprehensive income consist of:

(In Thousands)	Pension 2009	Pension 2008	Pension 2007	Other Post-Retirement 2009	Other Post-Retirement 2008	Other Post-Retirement 2007
Continuing operations:						
Prior service cost (benefit)	**$ (4,035)**	$ (5,092)	$ (6,140)	**$ -**	$ -	$ -
Net actuarial (gain) loss	**101,368**	110,319	5,194	**(1,107)**	(1,514)	(682)
Discontinued operations:						
Prior service cost (benefit)	**-**	-	1,108	**-**	-	-
Net actuarial (gain) loss	**-**	-	6,008	**-**	-	(445)
Total:						
Prior service cost (benefit)	**(4,035)**	(5,092)	(5,032)	**-**	-	-
Net actuarial (gain) loss	**101,368**	110,319	11,202	**(1,107)**	(1,514)	(1,127)

The amounts before related deferred income taxes in accumulated other comprehensive income that are expected to be recognized as components of net periodic benefit or cost during 2010 are as follows:

(In Thousands)	Pension	Other Post-Retirement
Continuing operations:		
Prior service cost (benefit)	$ (1,069)	$ -
Net actuarial (gain) loss	5,433	(37)

The percentage composition of assets held by pension plans for continuing operations at December 31, 2009, 2008 and 2007, and the current expected long-term return on assets are as follows:

	% Composition of Plan Assets at December 31, 2009	2008	2007	Expected Long-term Return %
Pension plans related to continuing operations:				
Low-risk fixed income securities	3.5 %	10.3 %	8.5 %	4.0 %
Large capitalization equity securities	21.7	19.9	20.7	8.8
Mid-capitalization equity securities	0.0	0.0	7.4	10.3
Small-capitalization equity securities	5.8	4.1	4.7	10.7
International equity securities	21.4	18.6	22.6	9.5
Total equity securities	48.9	42.6	55.4	9.3
Hedge and private equity funds	42.9	43.8	33.9	8.0
Other assets	4.7	3.3	2.2	4.0
Total for continuing operations	100.0 %	100.0 %	100.0 %	8.3 %

Our targeted allocation percentage for pension plan assets is in the range of the percentage composition that existed at December 31, 2009. Expected long-term returns are estimated by asset class and generally are based on inflation-adjusted historical returns, volatilities, risk premiums and managed asset premiums. The portfolio of fixed income securities is structured with maturities that generally match estimated benefit payments over the next 1-2 years. Other assets are primarily comprised of cash and contracts with insurance companies. Our primary investment objective is to maximize total return with a strong emphasis on the preservation of capital. We believe that over the long term a diversified portfolio of equity securities, hedge funds and private equity funds has a better risk-return profile than fixed income securities. The average remaining duration of benefit payments for our pension plans is about 12 years. We expect our required contributions to approximate $200,000 in 2010.

Estimates of the fair value of assets held by our pension plans are provided by third parties not affiliated with Tredegar. At December 31, 2009 and 2008, the pension plan assets are categorized by level within the fair value measurement hierarchy as follows:

		Fair Value Measurements at December 31, 2009		
(In Thousands)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Signficant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Large capitalization equity securities	$ 49,655	$ 35,545	$ 14,110	$ -
Small-capitalization equity securities	13,272	13,272	-	-
International equity securities	49,078	49,078	-	-
Hedge and private equity funds	98,204	-	86,567	11,637
Low-risk fixed income securities	8,069	4,047	4,022	-
Other assets	451	451	-	-
Total plan assets at fair value	$ 218,729	$ 102,393	$ 104,699	$ 11,637
Contracts with insurance companies	10,255			
Total plan assets	$ 228,984			

For fair value measurements of plan assets using significant unobservable inputs (Level 3), a reconciliation of the balances from January 1, 2009 to December 31, 2009 are as follows:

(In Thousands)	Hedge and private equity funds
Balance at December 31, 2008	$ 6,064
Purchases, sales, and settlements	(447)
Actual return on plan assets:	
Related to assets still held at year end	855
Related to assets sold during the year	-
Transfers in and/or out of Level 3	5,165
Balance at December 31, 2009	$ 11,637

We also have a non-qualified supplemental pension plan covering certain employees. Effective December 31, 2005, further participation in this plan was terminated and benefit accruals for existing participants were frozen. The plan was designed to restore all or a part of the pension benefits that would have been payable to designated participants from our principal pension plans if it were not for limitations imposed by income tax regulations. The projected benefit obligation relating to this unfunded plan was $2.9 million at December 31, 2009 and $2.8 million at December 31, 2008. Pension expense recognized was $202,000 in 2009, $185,000 in 2008 and $161,000 in 2007. This information has been included in the preceding pension benefit tables.

Approximately 126 employees at our films manufacturing facility in Kerkrade, The Netherlands are covered by a collective bargaining agreement that includes participation in a multi-employer pension plan. Pension expense recognized for participation in this plan, which is equal to required contributions, was $807,000 in 2009, $1.0 million in 2008 and $868,000 in 2007. This information has been excluded from the preceding pension benefit tables.

12 SAVINGS PLAN

We have a savings plan that allows eligible employees to voluntarily contribute a percentage of their compensation up to Internal Revenue Service ("IRS") limitations. Under the provisions of the plan on or before December 31, 2006, we matched a portion (generally 50 cents for every $1 of employee contribution, up to a maximum of 10% of base pay) of the employee's contribution to the plan with shares of our common stock. Effective January 1, 2007, and in conjunction with certain pension plan changes (see Note 11), the following changes were made to the savings plan for salaried and certain hourly employees:

- The company makes matching contributions to the savings plan of $1 for every $1 of employee contribution. The maximum matching contribution is 6% of base pay for 2007-2009 and 5% of base pay thereafter.
- The savings plan includes immediate vesting for active employees of past matching contributions as well as future matching contributions when made (compared with the previous 5-year graded vesting) and automatic enrollment at 3% of base pay unless the employee opts out or elects a different percentage.

We also have a non-qualified plan that restores matching benefits for employees suspended from the savings plan due to certain limitations imposed by income tax regulations. Charges recognized for these plans were $2.5 million in 2009, $3.1 million in 2008 and $2.8 million in 2007. The savings plan changes effective January 1, 2007 increased charges for company matching contributions in 2007 by approximately $700,000. Our liability under the restoration plan was $1.3 million at December 31, 2009 (consisting of 79,088 phantom shares of common stock) and $1.3 million at December 31, 2008 (consisting of 69,957 phantom shares of common stock) valued at the closing market price on those dates.

The Tredegar Corporation Benefits Plan Trust (the "Trust") purchased 7,200 shares of our common stock in 1998 for $192,000 and 46,671 shares of our common stock in 1997 for $1.0 million, as a partial hedge against the phantom shares held in the restoration plan. There have been no shares purchased since 1997 except for re-invested dividends. The cost of the shares held by the Trust is shown as a reduction to shareholders' equity in the consolidated balance sheets.

13 RENTAL EXPENSE AND CONTRACTUAL COMMITMENTS

Rental expense for continuing operations was $2.9 million in 2009, $3.5 million in 2008 and $3.9 million in 2007. Rental commitments under all non-cancelable operating leases for continuing operations as of December 31, 2009, are as follows:

Year	Amount (In Thousands)
2010	$ 3,072
2011	1,792
2012	1,331
2013	238
2014	238
Remainder	-
Total	$ 6,671

AFBS, Inc. (formerly known as Therics, Inc. - see Note 15 for additional information regarding its restructuring in 2005), a wholly-owned subsidiary of Tredegar, has future rental commitments under noncancelable operating leases through 2011 (most of which contain sublease options) totaling approximately $2.1 million. These future rental commitments are included in the above table. Sublease rental commitments relating to excess space at AFBS total $168,000 (excluded from the above table).

Contractual obligations for plant construction and purchases of real property and equipment amounted to $1.5 million at December 31, 2009 and $17.5 million at December 31, 2008. Contractual commitments at December 31,

2009 and 2008 are primarily related to the capacity expansion at our aluminum extrusions facility in Carthage, Tennessee.

14 INCOME TAXES

Income from continuing operations before income taxes and income taxes are as follows:

(In Thousands)		**2009**		2008		2007
Income from continuing operations before income taxes:						
Domestic	**$**	**2,098**	$	31,838	$	50,942
Foreign		**15,212**		17,289		8,354
Total	**$**	**17,310**	$	49,127	$	59,296
Current income taxes:						
Federal	**$**	**7,624**	$	1,494	$	24,698
State		**(335)**		1,126		856
Foreign		**4,399**		6,038		4,351
Total		**11,688**		8,658		29,905
Deferred income taxes:						
Federal		**6,088**		9,672		(4,009)
State		**831**		114		316
Foreign		**56**		1,042		(1,846)
Total		**6,975**		10,828		(5,539)
Total income taxes	**$**	**18,663**	$	19,486	$	24,366

The decrease in 2009 compared with 2008 in income from continuing operations before income taxes for domestic operations is primarily due to the 2009 goodwill impairment charge of $30.6 million in Aluminum Extrusions.

The significant differences between the U.S. federal statutory rate and the effective income tax rate for continuing operations are as follows:

	Percent of Income Before Income Taxes for Continuing Operations		
	2009	2008	2007
Income tax expense at federal statutory rate	**35.0**	35.0	35.0
Goodwill impairment charge	**61.8**	-	-
Valuation allowance for capital loss carry-forwards	**12.2**	(2.2)	1.8
Unremitted earnings from foreign operations	**8.1**	6.7	2.2
Remitted earnings from foreign operations	**3.0**	-	-
State taxes, net of federal income tax benefit	**2.2**	1.6	1.3
Non-deductible expenses	**-**	.2	.2
Extraterritorial Income Exclusion and Domestic Production Activities Deduction	**-**	-	(.5)
Reversal of income tax contingency accruals and tax settlements	**(.9)**	(.3)	.9
Valuation allowance for foreign operating loss carry-forwards	**(1.0)**	3.2	1.4
Research and development tax credit	**(2.1)**	(.4)	(.1)
Foreign rate differences	**(6.5)**	(4.2)	(1.1)
Other	**(4.0)**	.1	-
Effective income tax rate	**107.8**	39.7	41.1

Deferred tax liabilities and deferred tax assets at December 31, 2009 and 2008, are as follows:

(In Thousands)		2009		2008
Deferred tax liabilities:				
Depreciation	**$**	**30,308**	$	27,139
Amortization of goodwill		**23,637**		20,648
Foreign currency translation gain adjustment		**14,211**		12,648
Book basis in excess of tax for investments (net of valuation allowance of $6,655 in 2009 and $4,537 in 2008)		**3,425**		-
Derivative financial instruments		**461**		-
Other		**640**		1,975
Total deferred tax liabilities		**72,682**		62,410
Deferred tax assets:				
Employee benefits		**9,222**		6,195
Asset write-offs, divestitures and environmental accruals (net of valuation allowance of $1,426 in 2009)		**2,672**		3,609
Pensions		**2,182**		6,218
Allowance for doubtful accounts and sales returns		**1,343**		966
Inventory		**1,279**		166
Tax benefit on state and foreign NOL carryforwards (net of valuation allowance of $3,599 in 2009 and $5,228 in 2008)		**1,121**		883
Timing adjustment for unrecognized tax benefits on uncertain tax positions, including portion relating to interest and penalties		**543**		2,304
Derivative financial instruments		**-**		4,077
Other		**1,018**		494
Total deferred tax assets		**19,380**		24,912
Net deferred tax liability	**$**	**53,302**	$	37,498
Included in the balance sheet:				
Noncurrent deferred tax liabilities in excess of assets	**$**	**59,052**	$	45,152
Current deferred tax assets in excess of liabilities		**5,750**		7,654
Net deferred tax liability	**$**	**53,302**	$	37,498

Except as noted below, we believe that it is more likely than not that future taxable income will exceed future tax deductible amounts thereby resulting in the realization of deferred tax assets. A valuation allowance of $3.6 million and $5.2 million at December 31, 2009 and 2008, respectively, is included in tax benefit on state and foreign net operating loss carryforwards that offsets an amount included in that line item relating to possible future tax benefits on domestic state and foreign operating losses generated by certain foreign and domestic subsidiaries that may not be recoverable in the carry-forward period. In addition, the valuation allowance for excess capital losses from investments and other related items was increased from $4.5 million at December 31, 2008 to $6.7 million at December 31, 2009 due to changes in the relative amounts of capital gains and losses generated during the year. The amount of the deferred tax asset considered realizable, however, could be adjusted in the near term if estimates of the fair value of certain investments during the carryforward period change. A valuation allowance of $1.4 million at December 31, 2009 was established for asset impairments in foreign jurisdictions where we believe it is more likely than not that the deferred tax asset will not be realized.

A reconciliation of our unrecognized uncertain tax positions since January 1, 2008, is shown below:

(In Thousands)	Balance at Jan. 1, 2008	Increase (Decrease) Due to Tax Positions Taken in		Increase (Decrease) Due to Settlements with Taxing Authorities	Reductions Due to Lapse of Statute of Limitations	Balance at Dec. 31, 2008
		Current Period	Prior Period			
Gross unrecognized tax benefits on uncertain tax positions (reflected in current income tax and other noncurrent liability accounts in the balance sheet)	$ 3,268	$ 105	$ (392)	$ (31)	$ (397)	$ 2,553
Deferred income tax assets related to unrecognized tax benefits on uncertain tax positions for which ultimate deductibility is highly certain but for which the timing of the deduction is uncertain (reflected in deferred income tax accounts in the balance sheet)	(2,325)					(1,828)
Net unrecognized tax benefits on uncertain tax positions, which would impact the effective tax rate if recognized	943					725
Interest and penalties accrued on deductions taken relating to uncertain tax positions (approximately $100, $300 and $300 reflected in income tax expense in the income statement in 2008, 2007 and 2006, respectively, with the balance shown in current income tax and other noncurrent liability accounts in the balance sheet)	1,195					1,303
Related deferred income tax assets recognized on interest and penalties	(436)					(476)
Interest and penalties accrued on uncertain tax positions net of related deferred income tax benefits, which would impact the effective tax rate if recognized	759					827
Total net unrecognized tax benefits on uncertain tax positions reflected in the balance sheet, which would impact the effective tax rate if recognized	$ 1,702					$ 1,552

(In Thousands)	Balance at Jan. 1, 2009	Increase (Decrease) Due to Tax Positions Taken in		Increase (Decrease) Due to Settlements with Taxing Authorities	Reductions Due to Lapse of Statute of Limitations	Balance at Dec. 31, 2009
		Current Period	Prior Period			
Gross unrecognized tax benefits on uncertain tax positions (reflected in current income tax and other noncurrent liability accounts in the balance sheet)	$ 2,553	$ 68	$ 208	$ (1,543)	$ (290)	$ 996
Deferred income tax assets related to unrecognized tax benefits on uncertain tax positions for which ultimate deductibility is highly certain but for which the timing of the deduction is uncertain (reflected in deferred income tax accounts in the balance sheet)	(1,828)					(348)
Net unrecognized tax benefits on uncertain tax positions, which would impact the effective tax rate if recognized	725					648
Interest and penalties accrued on deductions taken relating to uncertain tax positions (approximately $(800), $100 and $300 reflected in income tax expense in the income statement in 2009, 2008 and 2007, respectively, with the balance shown in current income tax and other noncurrent liability accounts in the balance sheet)	1,303					537
Related deferred income tax assets recognized on interest and penalties	(476)					(195)
Interest and penalties accrued on uncertain tax positions net of related deferred income tax benefits, which would impact the effective tax rate if recognized	827					342
Total net unrecognized tax benefits on uncertain tax positions reflected in the balance sheet, which would impact the effective tax rate if recognized	$ 1,552					$ 990

In the second quarter of 2009, we settled several disputed issues raised by the IRS during its examination of our U.S. income tax returns for 2001-2003, the most significant of which regards the recognition of our captive insurance subsidiary as an insurance company for U.S. income tax purposes. The settlement with the IRS for the disputed issues cost us approximately $1.0 million, which is lower than the previous estimate of $1.3 million and was applied against the balance of unrecognized tax benefits.

Tredegar and its subsidiaries file income tax returns in the U.S., various states and jurisdictions outside the U.S. Generally, except for refund claims and amended returns, Tredegar is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2006. With few exceptions, Tredegar and its subsidiaries are no longer subject to state or non-U.S. income tax examinations by tax authorities for years before 2006. We believe that it is reasonably possible that approximately $230,000 of the balance of unrecognized state tax positions may be recognized within the next twelve months as a result of a lapse of the statute of limitations.

15 LOSSES ASSOCIATED WITH PLANT SHUTDOWNS, ASSET IMPAIRMENTS AND RESTRUCTURINGS, UNUSUAL ITEMS, GAINS FROM SALE OF ASSETS AND OTHER ITEMS

Losses associated with plant shutdowns, asset impairments, restructurings and other charges in 2009 totaled $2.9 million ($2.3 million after taxes) and included:

- A fourth quarter charge of $181,000 ($121,000 after taxes) and a first quarter charge of $1.1 million ($806,000 after taxes) for severance and other employee-related costs in connection with restructurings in Film Products;
- A fourth quarter charge of $1.0 million ($1.0 million after taxes) for asset impairments in Film Products;
- A fourth quarter benefit of $547,000 ($340,000 after taxes), a third quarter charge of $111,000 ($69,000 after taxes), a second quarter charge of $779,000 ($484,000 after taxes), and a first quarter charge of $609,000 ($378,000 after taxes) for timing differences between the recognition of realized losses on aluminum futures contracts and related revenues from the delayed fulfillment by customers of fixed-price forward purchase commitments (included in "Cost of goods sold" in the consolidated statements of income, see Note 6 for additional detail);
- A fourth quarter gain of $640,000 ($398,000 after taxes) related to the sale of land at our aluminum extrusions manufacturing facility in Newnan, Georgia (included in "Other income (expense), net" in the consolidated statements of income);
- A fourth quarter charge of $64,000 ($40,000 after taxes) and a first quarter charge of $369,000 ($232,000 after taxes) for severance and other employee-related costs in connection with restructurings in Aluminum Extrusions;
- A fourth quarter charge of $218,000 ($139,000 after taxes) and a first quarter charge of $178,000 ($113,000 after taxes) for severance and other employee-related costs in connection with restructurings at corporate headquarters (included in "Corporate expenses, net" in the segment operating profit table in Note 3);
- A first quarter gain of $275,000 ($162,000 after taxes) on the sale of equipment (included in "Other income (expense), net" in the consolidated statements of income) from a previously shutdown films manufacturing facility in LaGrange, Georgia;
- A second quarter gain of $175,000 ($110,000 after taxes) on the sale of a previously shutdown aluminum extrusions manufacturing facility in El Campo, Texas (included in "Other income (expense), net" in the consolidated statements of income);
- A second quarter gain of $149,000 ($91,000 after taxes) related to the reversal to income of certain inventory impairment accruals in Film Products; and
- A fourth quarter charge of $345,000 ($214,000 after taxes) and a second quarter benefit of $276,000 ($172,000 after taxes) related to adjustments of future environmental costs expected to be incurred by Aluminum Extrusions (included in "Cost of goods sold" in the consolidated statements of income).

We recognized a gain of $1.8 million ($1.2 million after taxes) from the receipt of a contractual earn-out payment and a gain of $150,000 ($96,000 after taxes) from a post-closing contractual adjustment from the sale of our investments in Theken Spine and Therics, LLC. AFBS Inc. (formerly Therics, Inc.) received these investments in 2005, when substantially all of the assets of AFBS, Inc., a wholly owned subsidiary of Tredegar, were sold or assigned to a newly created limited liability company, Therics, LLC, controlled and managed by an individual not affiliated with

Tredegar. Results in 2009 also include unrealized gains from the write-up of an investment accounted for under the fair value method of $5.1 million ($3.2 million after taxes). See Note 2 for additional information on this investment, which is accounted for under the fair value method. Gains on the sale of corporate assets in 2009 include realized gains of $404,000 ($257,000 after taxes) from the sale of corporate real estate. The pretax amount for each of these items is included in "Other income (expense), net" in the consolidated statements of income. Income taxes for 2009 include the recognition of a valuation allowance of $2.1 million related to expected limitations on the utilization of assumed capital losses on certain investments.

The severance in Film Products includes a reduction in workforce in the first and fourth quarters of 2009 (approximately 50 employees) that is expected to save approximately $2.0 million on an annualized basis. The impairment charge in Film Products was recognized to write down the machinery and equipment to the lower of their carrying value or estimated fair value. The estimated fair value of machinery and equipment that was evaluated for impairment was primarily based on our estimates of the proceeds that we would receive if and/or when assets are sold. Our estimates of the remaining fair value for the related machinery and equipment were based on both Level 2 and 3 inputs as defined under U.S generally accepted accounting principles.

Losses associated with plant shutdowns, asset impairments and restructurings for continuing operations in 2008 totaled $12.0 million ($8.4 million after taxes) and included:

- A fourth quarter charge of $7.2 million ($5.0 million after taxes), a second quarter charge of $854,000 ($717,000 after taxes) and a first quarter charge of $1.7 million ($1.2 million after taxes) for asset impairments in Film Products;
- A second quarter charge of $90,000 ($83,000 after taxes) and a first quarter charge of $2.1 million ($1.4 million after taxes) for severance and other employee-related costs in connection with restructurings in Film Products;
- A second quarter charge of $275,000 ($169,000 after taxes) and a first quarter charge of $235,000 ($145,000 after taxes) for severance and other employee-related costs in connection with restructurings in Aluminum Extrusions;
- A fourth quarter gain of $583,000 ($437,000 after taxes) related to the sale of land rights and related improvements at the Film Products facility in Shanghai, China (included in "Other income (expense), net" in the consolidated statements of income); and
- A fourth quarter charge of $72,000 ($44,000 after taxes) and a second quarter charge of $105,000 ($65,000 after taxes) related to expected future environmental costs at the Aluminum Extrusions facility in Newnan, Georgia (included in "Cost of goods sold" in the consolidated statements of income).

A gain of $1.5 million ($965,000 after taxes) from the sale of our investments in Theken Spine and Therics, LLC is included in "Other income (expense), net" in the consolidated statements of income. Results in 2008 also include unrealized gains from the write-up of an investment in a privately held drug company of $5.6 million ($3.6 million after taxes). See Note 2 for additional information on this investment, which is accounted for under the fair value method. Gains on the sale of corporate assets in 2008 include realized gains of $509,000 ($310,000 after taxes) from the sale of equity securities and $492,000 ($316,000 after taxes) from the sale of corporate real estate. The pretax amounts for each of these items are included in "Other income (expense), net" in the consolidated statements of income. Income taxes for 2008 include the reversal of a valuation allowance recognized in the third quarter of 2007 of $1.1 million that originally related to expected limitations on the utilization of assumed capital losses on certain investments.

The severance in Film Products includes a reduction in workforce in the first quarter of 2008 (approximately 90 or 6% of Film Products' total employees) that is expected to save approximately $4.2 million on an annualized basis. The impairment charges in Film Products were recognized to write down the machinery and equipment for certain product groups to the lower of their carrying value or estimated fair value. The estimated fair value of machinery and equipment that was evaluated for impairment was primarily based on our estimates of the proceeds that we would receive if and/or when assets are sold. Our estimates of the remaining fair value for the related machinery and equipment were based on both Level 2 and 3 inputs as defined under U.S generally accepted accounting principles.

Losses associated with plant shutdowns, asset impairments and restructurings for continuing operations in 2007 totaled $4.1 million ($2.8 million after taxes) and included:

- A fourth quarter charge of $1.2 million ($780,000 after taxes), a third quarter charge of $1.2 million ($793,000 after taxes) and a first quarter charge of $366,000 ($238,000 after taxes) related to the estimated loss on the sub-lease of a portion of the AFBS (formerly Therics) facility in Princeton, New Jersey;
- A fourth quarter charge of $256,000 ($256,000 after taxes) and a first quarter charge of $338,000 ($284,000 after taxes) for asset impairments in Film Products;
- A third quarter charge of $493,000 ($309,000 after taxes) and a second quarter charge of $99,000 ($62,000 after taxes) for severance and other employee-related costs in Aluminum Extrusions;
- A second quarter charge of $26,000 ($16,000 after taxes) and a first quarter charge of $29,000 ($17,000 after taxes) for costs related to the shutdown of the films manufacturing facility in LaGrange, Georgia; and
- A third quarter charge of $42,000 ($26,000 after taxes) related to expected future environmental costs at the aluminum extrusions facility in Newnan, Georgia (included in "Cost of goods sold" in the consolidated statements of income).

Results in 2007 also include a fourth-quarter gain of $2.7 million ($1.7 million after taxes) on the sale of corporate real estate (proceeds of approximately $3.8 million) and a third-quarter loss from the write-down of Novalux of $2.1 million ($1.3 million after taxes). See Note 2 for more information on Novalux. The pretax amounts for both of these items are included in "Other income (expense), net" in the consolidated statements of income and separately shown in the segment operating profit table in Note 3. Income taxes in 2007 include the recognition of a valuation allowance against deferred tax assets of $1.1 million in the third quarter for expected limitations on the utilization of assumed capital losses (see Note 14).

16 CONTINGENCIES

We are involved in various stages of investigation and remediation relating to environmental matters at certain current and former plant locations. Where we have determined the nature and scope of any required environmental remediation activity, estimates of cleanup costs have been obtained and accrued. As we continue efforts to maintain compliance with applicable environmental laws and regulations, additional contingencies may be identified. If additional contingencies are identified, our practice is to determine the nature and scope of those contingencies, obtain and accrue estimates of the cost of remediation, and perform remediation. We do not believe that additional costs that could arise from those activities will have a material adverse effect on our financial position. However, those costs could have a material adverse effect on quarterly or annual operating results at that time.

We are involved in various other legal actions arising in the normal course of business. After taking into consideration information we deemed relevant, we believe that we have sufficiently accrued for probable losses and that the actions will not have a material adverse effect on our financial position. However, the resolution of the actions in a future period could have a material adverse effect on quarterly or annual operating results at that time.

From time to time, we enter into transactions with third parties in connection with the sale of assets or businesses in which we agree to indemnify the buyers or third parties involved in the sale for certain liabilities or risks related to the assets or business. Also, in the ordinary course of our business, we may enter into agreements with third parties for the sale of goods or services that may contain indemnification provisions. In the event that an indemnification claim is asserted, liability for indemnification would be subject to an assessment of the underlying facts and circumstances under the terms of the applicable agreement. Further, any indemnification payments may be limited or barred by a monetary cap, a time limitation, or a deductible or basket. For these reasons, we are unable to estimate the maximum potential amount of the potential future liability under the indemnity provisions of these agreements. We do, however, accrue for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is probable. We disclose contingent liabilities if the probability of loss is reasonably possible and significant.

17 DISCONTINUED OPERATIONS

On February 12, 2008, we sold our aluminum extrusions business in Canada for approximately $25.0 million to an affiliate of H.I.G. Capital. We realized cash income tax benefits in 2008 from the sale of approximately $12.0 million.

The sale of our aluminum extrusions business in Canada, which was suffering from operating losses driven by lower volume and higher conversion costs from appreciation of the Canadian dollar, allows us to focus on our U.S. aluminum extrusions operations where we have more control over costs and profitability. The business was classified as held for sale at the end of December 2007 when it became probable that the business would be sold. All historical results for this business have been reflected as discontinued operations; however, cash flows for discontinued operations have not been separately disclosed in the consolidated statements of cash flows.

We recognized losses of $1.1 million ($430,000 after taxes) in the first quarter of 2008 and $207,000 ($207,000 after taxes) in the second quarter of 2008, which were in addition to the asset impairment charges recognized in 2007, to adjust primarily for differences in the carrying value of assets and liabilities and related tax benefits associated with the business sold since December 31, 2007. We also recognized $225,000 in the fourth quarter of 2008 for additional income tax benefits relating to the worthless stock deduction for the business. The remaining after-tax loss for discontinued operations in 2008 of $293,000 relates to the loss recognized in the first quarter from operations up through the date of sale.

During September 2007, we recognized a charge of $27.6 million ($22.7 million after taxes) for impairment of property, plant and equipment ("PP&E") related to the aluminum extrusions operations in Canada. The impairment of PP&E was due to deteriorating business conditions and financial results. The combination of lower volume and appreciation of the Canadian dollar, which impacted our costs, caused a shift from overall profitability in 2006 to losses in 2007. In addition, our projections of the future unlevered pretax cash flows for this business indicated that the carrying value of its net assets at September 30, 2007 of approximately $71.7 million (tangible assets in excess of liabilities excluding deferred income taxes) before the impairment would not be recovered. As a result, we recognized the impairment charge to write down the individual components of long-lived assets (PP&E) to the lower of their carrying value or estimated fair value. Our estimates of real property values were based on a commonly used valuation methodology in real estate whereby projected net operating income for the property (projected EBITDA that could be earned from rent) is divided by a related risk-adjusted expected rate of return (referred to as the capitalization rate). The estimated fair value of machinery and equipment was based on our estimates of the proceeds that we would receive if they were sold. Our estimates of the value of real estate and machinery and equipment were based on Level 2 inputs.

During December 2007, we recognized an additional impairment charge of $4.1 million ($4.1 million after taxes) to write down the remaining carrying value of the aluminum extrusions operations in Canada to estimated fair value less cost to sell. In addition, in December 2007 we recognized income tax benefits of $11.4 million relating to a worthless stock deduction for the business that will be recognized in Tredegar's 2008 consolidated income tax return (included in discontinued operations in the consolidated statement of income in 2007 but reflected as a deferred income tax asset for continuing operations in our consolidated balance sheet at December 31, 2007). This tax benefit was realized by a reduction of Tredegar's quarterly estimated income tax payments by the third quarter of 2008.

Goodwill for the Aluminum Extrusions reporting unit of $6.5 million has been allocated to the discontinued aluminum extrusions operations in Canada using the estimated fair value of the business sold (the after-tax cash flow expected from disposal of approximately $30.0 million when it was classified as held for sale at the end of December 2007), and the estimated fair value of the aluminum extrusions business in the U.S. retained. The fair value of the aluminum extrusions business in the U.S. was estimated at approximately $145.0 million using comparable enterprise value-to-EBITDA multiples as of December 31, 2007.

The statements of income for 2008 and 2007 for the aluminum extrusions business in Canada are shown below:

Aluminum Extrusions Business in Canada
Statements of Income

(In Thousands)	Jan. 1, 2008 to Feb. 12, 2008	2007
Revenues	$ 18,756	$ 157,691
Costs and expenses:		
Cost of goods sold	17,913	156,700
Freight	744	4,969
Selling, general and administrative	490	2,389
Asset impairments and costs associated with exit and disposal activities	1,337	31,754
Total	20,484	195,812
Income (loss) before income taxes	(1,728)	(38,121)
Income taxes	(1,023)	(18,440)
Net income (loss)	$ (705)	$ (19,681)

SELECTED QUARTERLY FINANCIAL DATA

Tredegar Corporation and Subsidiaries
(In Thousands, Except Per-Share Amounts)
(Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2009					
Sales	$ 153,066	$ 158,115	$ 175,662	$ 161,770	$ 648,613
Gross profit	24,579	28,630	35,191	27,195	115,595
Income (lloss) from continuing operations	(28,817)	6,487	10,996	9,981	(1,353)
Income (loss) from discontinued operations	-	-	-	-	-
Net income (loss)	$ (28,817)	$ 6,487	$ 10,996	$ 9,981	$ (1,353)
Earnings (loss) per share:					
Basic					
Continuing operations	$ (.85)	$ .19	$ .32	$ .30	$ (.04)
Discontinued operations	-	-	-	-	-
Net income (loss)	$ (.85)	$ .19	$ .32	$ .30	$ (.04)
Diluted					
Continuing operations	$ (.85)	$ .19	$ .32	$ .29	$ (.04)
Discontinued operations	-	-	-	-	-
Net income (loss)	$ (.85)	$ .19	$ .32	$ .29	$ (.04)
Shares used to compute earnings per share:					
Basic	33,866	33,876	33,878	33,825	33,861
Diluted	33,866	33,971	33,922	33,871	33,861
2008					
Sales	$ 228,480	$ 234,008	$ 228,709	$ 192,702	$ 883,899
Gross profit	29,140	31,962	27,821	34,473	123,396
Income from continuing operations	3,785	8,865	11,078	5,913	29,641
Income (loss) from discontinued operations	(723)	(207)	-	225	(705)
Net income	$ 3,062	$ 8,658	$ 11,078	$ 6,138	$ 28,936
Earnings (loss) per share:					
Basic					
Continuing operations	$ .11	$ .26	$ .33	$ .17	$ .87
Discontinued operations	(.02)	(.01)	-	.01	(.02)
Net income	$ .09	$ .25	$ .33	$ .18	$ .85
Diluted					
Continuing operations	$ .11	$ .26	$ .33	$ .17	$ .87
Discontinued operations	(.02)	(.01)	-	.01	(.02)
Net income	$ .09	$ .25	$ .33	$ .18	$ .85
Shares used to compute earnings per share:					
Basic	34,467	33,997	33,672	33,782	33,977
Diluted	34,682	34,211	33,903	33,990	34,194

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREDEGAR CORPORATION
(Registrant)

Dated: March 3, 2010

By /s/ Nancy M. Taylor
Nancy M. Taylor
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 3, 2010.

Signature	Title
/s/ Nancy M. Taylor (Nancy M. Taylor)	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ Kevin A. O'Leary (Kevin A. O'Leary)	Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)
/s/ Frasier W. Brickhouse, II (Frasier W. Brickhouse, II)	Controller (Principal Accounting Officer)
/s/ Richard L. Morrill (Richard L. Morrill)	Chairman of the Board of Directors
/s/ William M. Gottwald (William M. Gottwald)	Vice Chairman of the Board of Directors
/s/ N. A. Scher (Norman A. Scher)	Vice Chairman of the Board of Directors
/s/ Austin Brockenbrough, III (Austin Brockenbrough, III)	Director
/s/ Donald T. Cowles (Donald T. Cowles)	Director

/s/ John D. Gottwald (John D. Gottwald)	Director
/s/ George A. Newbill (George A. Newbill)	Director
/s/ R. Gregory Williams (R. Gregory Williams)	Director

EXHIBIT 31.1

Section 302 Certification

I, Nancy M. Taylor, certify that:

(1) I have reviewed this Annual Report on Form 10-K for the year ended December 31, 2009, of Tredegar Corporation;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 4, 2010

/s/ Nancy M. Taylor
Nancy M. Taylor
President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

Section 302 Certification

I, Kevin A. O'Leary, certify that:

(1) I have reviewed this Annual Report on Form 10-K for the year ended December 31, 2009, of Tredegar Corporation;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 4, 2010

/s/ Kevin A. O'Leary
Kevin A. O'Leary,
Vice President, Chief Financial Officer and Treasurer
(Principal Financial Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Tredegar Corporation (the "Company") for the year ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Nancy M. Taylor, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Nancy M. Taylor
Nancy M. Taylor
President and Chief Executive Officer
(Principal Executive Officer)
March 4, 2010

EXHIBIT 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of Tredegar Corporation (the "Company") for the year ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kevin A. O'Leary, Vice President, Chief Financial Officer and Treasurer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Kevin A. O'Leary
Kevin A. O'Leary
Vice President, Chief Financial Officer and Treasurer
(Principal Financial Officer)
March 4, 2010

EXHIBIT INDEX

3.1	Amended and Restated Articles of Incorporation of Tredegar (filed as Exhibit 3.1 to Tredegar's Annual Report on Form 10-K (File No. 1-10258) for the year ended December 31, 2004, and incorporated herein by reference)
3.2	Amended and Restated Bylaws of Tredegar (filed as Exhibit 3.2 to Tredegar's Current Report on Form 8-K (File No. 1-10258), filed December 15, 2009, and incorporated herein by reference)
3.3	Articles of Amendment (filed as Exhibit 3.3 to Tredegar's Annual Report on Form 10-K (File No. 1-10258) for the year ended December 31, 2004, and incorporated herein by reference)
4.1	Form of Common Stock Certificate (filed as Exhibit 4.1 to Tredegar's Annual Report on Form 10-K (File No. 1-10258) for the year ended December 31, 2004, and incorporated herein by reference)
4.2	Amended and Restated Rights Agreement, dated as of June 30, 2009, by and between Tredegar and National City Bank, as Rights Agent (filed as Exhibit 1 to Amendment No. 2 to Tredegar's Registration Statement on Form 8-A/A (File No. 1-10258) filed on July 1, 2009, and incorporated herein by reference)
4.3	Credit Agreement among Tredegar Corporation, as borrower, the domestic subsidiaries of Tredegar that from time to time become parties thereto, as guarantors, the several banks and other financial institutions as may from time to time become parties thereto, Wachovia Bank, National Association, as administrative agent, SunTrust Bank, as syndication agent, and Bank of America, N.A., KeyBank National Association, and JPMorgan Chase Bank, N.A., as documentation agents, dated as of December 15, 2005 (filed as Exhibit 10.16 to Tredegar's Current Report on Form 8-K (File No. 1-10258), filed December 20, 2005, and incorporated herein by reference)
4.3.1	First Amendment to Credit Agreement dated as of February 29, 2008 (filed as Exhibit 10.18 to Tredegar's Current Report on Form 8-K (File No. 1-10258), filed March 4, 2008, and incorporated herein by reference)
10.1	Reorganization and Distribution Agreement dated as of June 1, 1989, between Tredegar and Ethyl (filed as Exhibit 10.1 to Tredegar's Annual Report on Form 10-K (File No. 1-10258) for the year ended December 31, 2004, and incorporated herein by reference)
*10.2	Employee Benefits Agreement dated as of June 1, 1989, between Tredegar and Ethyl (filed as Exhibit 10.2 to Tredegar's Annual Report on Form 10-K (File No. 1-10258) for the year ended December 31, 2004, and incorporated herein by reference)
10.3	Tax Sharing Agreement dated as of June 1, 1989, between Tredegar and Ethyl (filed as Exhibit 10.3 to Tredegar's Annual Report on Form 10-K (File No. 1-10258) for the year ended December 31, 2004, and incorporated herein by reference)
10.4	Indemnification Agreement dated as of June 1, 1989, between Tredegar and Ethyl (filed as Exhibit 10.4 to Tredegar's Annual Report on Form 10-K (File No. 1-10258) for the year ended December 31, 2004, and incorporated herein by reference)
*10.5	Tredegar Industries, Inc. Retirement Benefit Restoration Plan (filed as Exhibit 10.7 to Tredegar's Annual Report on Form 10-K (File No. 1-10258) for the year ended December 31, 2004, and incorporated herein by reference)
*10.5.1	Amendment to the Tredegar Retirement Benefit Restoration Plan (filed as Exhibit 10.7.1 to Tredegar's Annual Report on Form 10-K (File No. 1-10258) for the year ended December 31, 2004, and incorporated herein by reference)
*10.6	Tredegar Industries, Inc. Savings Plan Benefit Restoration Plan (filed as Exhibit 10.8 to Tredegar's Annual Report on Form 10-K (File No. 1-10258) for the year ended December 31, 2004, and incorporated herein by reference)
*10.6.1	Resolutions of the Executive Committee of the Board of Directors of Tredegar Corporation adopted on December 28, 2004 (effective as of December 31, 2004) amending the Tredegar Corporation Retirement Savings Plan Benefit Restoration Plan (filed as Exhibit 10.9.1 to Tredegar's Current Report on Form 8-K (File No. 1-10258), filed on December 30, 2004, and incorporated herein by reference)
*10.7	Tredegar Industries, Inc. Amended and Restated Incentive Plan (filed as Exhibit 10.9 to Tredegar's Annual Report on Form 10-K (File No. 1-10258) for the year ended December 31, 2005, and incorporated herein by reference)
*10.8	Tredegar Corporation's 2004 Equity Incentive Plan As Amended and Restated Effective March 27, 2009 (filed as Annex 1 to Tredegar's Definitive Proxy Statement on Schedule 14A filed on April 14, 2009 (File No. 1-10258) and incorporated herein by reference)
*10.9	Transfer Agreement, by and between Old Therics and New Therics, dated as of June 30, 2005 (filed as Exhibit 10.17 to Tredegar's Current Report on Form 8-K (File No. 1-10258), filed July 1, 2005, and incorporated herein by reference)

10.10	Intellectual Property Transfer Agreement, by and between Old Therics and New Therics, dated as of June 30, 2005 (filed as Exhibit 10.18 to Tredegar's Current Report on Form 8-K (File No. 1-10258), filed July 1, 2005, and incorporated herein by reference)
10.11	Unit Purchase Agreement, by and between Old Therics, New Therics and Randall R. Theken, dated as of June 30, 2005 (filed as Exhibit 10.19 to Tredegar's Current Report on Form 8-K (File No. 1-10258), filed July 1, 2005, and incorporated herein by reference)
10.12	Payment Agreement, by and between Old Therics and New Therics, dated as of June 30, 2005 (filed as Exhibit 10.20 to Tredegar's Current Report on Form 8-K (File No. 1-10258), filed July 1, 2005, and incorporated herein by reference)
*10.13	Form of Notice of Nonstatutory Stock Option Grant and Nonstatutory Stock Option Terms and Conditions (filed as Exhibit 10.21 to Tredegar's Current Report on Form 8-K (File No. 1-10258), filed on March 10, 2006, and incorporated herein by reference)
*10.14	Form of Notice of Stock Unit Award and Stock Unit Award Terms and Conditions (filed as Exhibit 10.21 to Tredegar's Current Report on Form 8-K (File No. 1-10258), filed on February 28, 2007, and incorporated herein by reference)
*10.15	Form of Notice of Stock Unit Award and Stock Unit Award Terms and Conditions (filed as Exhibit 10.23 to Tredegar's Current Report on Form 8-K (File No. 1-10258), filed on June 26, 2007, and incorporated herein by reference)
*10.16	Severance Agreement, dated August 12, 2008, between Tredegar and D. Andrew Edwards (filed as Exhibit 10.19 to Tredegar's Current Report on Form 8-K (File No. 1-10258), filed August 14, 2008, and incorporated herein by reference)
*10.17	Form of Notice of Stock Award and Stock Award Terms and Conditions (filed as Exhibit 10.18 to Tredegar's Current Report on Form 8-K (File No. 1-10258), filed February 19, 2009, and incorporated herein by reference)
+*10.18	Summary of Director Compensation for Fiscal 2009
+21	Subsidiaries of Tredegar
+23.1	Consent of Independent Registered Public Accounting Firm
+31.1	Section 302 Certification of Principal Executive Officer
+31.2	Section 302 Certification of Principal Financial Officer
+32.1	Section 906 Certification of Principal Executive Officer
+32.2	Section 906 Certification of Principal Financial Officer

* Denotes compensatory plans or arrangements or management contracts.
\+ Filed herewith

APPENDIX – FOOTNOTES

1 The after-tax effects of unusual items, goodwill impairments, plant shutdowns, asset impairments and restructurings, gains or losses from the sale of assets, investment write-downs or write-ups and other items have been presented separately and removed from income (loss) and earnings (loss) per share from continuing operations as reported under U.S. generally accepted accounting principles (GAAP) to determine Tredegar's presentation of income and earnings per share from continuing manufacturing operations. Income and earnings per share from continuing manufacturing operations are key financial and analytical measures used by Tredegar to gauge the operating performance of its manufacturing businesses. They are not intended to represent the stand-alone results for Tredegar's manufacturing businesses under GAAP and should not be considered as an alternative to net income or earnings per share as defined by GAAP. They exclude items that we believe do not relate to Tredegar's ongoing manufacturing operations.

2 Net sales represent sales less freight. Net sales is a non-GAAP financial measure that is not intended to represent sales as defined by GAAP. Net sales is a key measure used by the chief operating decision maker of each segment for purposes of assessing performance. A reconciliation of net sales to sales is shown below.

(In Millions)

	2007	2008	2009
Film Products	$ 531.0	$ 522.8	$ 455.0
Aluminum Extrusions	371.8	340.3	177.5
Total net sales	902.8	863.1	632.5
Add back freight	19.8	20.8	16.1
Sales as shown in consolidated statements of income	$ 922.6	$ 883.9	$ 648.6

3 Adjusted EBITDA from continuing operations represents income from continuing operations before interest, taxes, depreciation, amortization, unusual items, goodwill impairments, losses associated with plant shutdowns, asset impairments and restructurings, gains or losses from the sale of assets, investment write-downs or write-ups, charges related to stock option awards accounted for under the fair value-based method and other items. Adjusted EBITDA from continuing operations is a non-GAAP financial measure that is not intended to represent net income or cash flow from operations as defined by GAAP and should not be considered as either an alternative to net income (as an indicator of operating performance) or to cash flow (as a measure of liquidity). Tredegar uses Adjusted EBITDA from continuing operations as a measure of unlevered (debt-free) operating cash flow. We also use it when comparing relative enterprise values of manufacturing companies and when measuring debt capacity. When comparing the valuations of a peer group of manufacturing companies, we express enterprise value as a multiple of Adjusted EBITDA from continuing operations. We believe Adjusted EBITDA from continuing operations is preferable to operating profit and other GAAP measures when applying a comparable multiple approach to enterprise valuation because it excludes the items noted above, measures of which may vary among peer companies. A reconciliation of ongoing operating profit (loss) from continuing operations to Adjusted EBITDA from continuing operations is shown below.

(In Millions)

	Film Products	Aluminum Extrusions	Total
2009			
Operating profit (loss) from continuing ongoing operations	$ 64.4	$ (6.5)	$ 57.9
Allocation of corporate overhead	(12.9)	(1.0)	(13.9)
Add back depreciation & amortization from continuing operations	32.4	7.6	40.0
Adjusted EBITDA from continuing operations	$ 83.9	$ 0.1	$ 84.0
2008			
Operating profit from continuing ongoing operations	$ 53.9	$ 10.1	$ 64.0
Allocation of corporate overhead	(7.2)	(1.4)	(8.6)
Add back depreciation & amortization from continuing operations	34.6	8.0	42.6
Adjusted EBITDA from continuing operations	$ 81.3	$ 16.7	$ 98.0
2007			
Operating profit from continuing ongoing operations	$ 59.4	$ 16.5	$ 75.9
Allocation of corporate overhead	(8.4)	(2.2)	(10.6)
Add back depreciation & amortization from continuing operations	34.1	8.5	42.6
Adjusted EBITDA from continuing operations	$ 85.1	$ 22.8	$ 107.9

APPENDIX – FOOTNOTES, CONTINUED

4 Economic Profit Added (EPA) is a financial measurement tool that allows us to measure profitability and how efficiently we use our operating capital. EPA is defined as after-tax operating profit minus a cost of capital charge for the use of operating capital. Operating profit used to calculate EPA does not include unusual items, goodwill impairments, losses from plant shutdowns, asset impairments and restructurings, gains from the sale of assets, investment write-downs or write-ups, gains and losses from non-manufacturing operations, charges related to stock option awards accounted for under the fair value-based method and other items that may be recognized or accrued under GAAP. The cost of capital charge represents the average monthly operating capital employed multiplied by our cost of capital percentage.

5 Net cash flows from operating and investing activities do not reflect all of the components included in a statement of cash flows as defined by GAAP. Net cash flows from operating and investing activities is utilized by management in evaluating the company's overall net cash flow generation before financing activities for a period, and the company believes that investors also may find this measure to be helpful for the same purposes. A calculation of net cash flows from operating and investing activities is shown below.

(In Millions)

	2005	2006	2007	2008	2009
Net cash provided by operating activities	$ 53.7	$ 104.6	$ 95.6	$ 75.4	$ 103.2
Net cash (used in) provided by investing activities	(55.0)	(40.6)	(36.3)	3.5	(31.7)
Net cash flows from operating and investing activities	$ (1.3)	$ 64.0	$ 59.3	$ 78.9	$ 71.5

6 Net debt or cash is a non-GAAP financial measure that is not intended to represent debt or cash as defined by GAAP, but is utilized by management in evaluating financial leverage and equity valuation. We believe that investors also may find net debt or cash helpful for the same purposes. A calculation of net debt or cash is shown below.

(In Millions)

	2005	2006	2007	2008	2009
Cash and cash equivalents	$ 23.4	$ 40.9	$ 48.2	$ 46.0	$ 90.7
Less: Debt	(113.0)	(62.5)	(82.0)	(22.7)	(1.2)
Net (debt) cash	$ (89.6)	$ (21.6)	$ (33.8)	$ 23.3	$ 89.5

7 Total Recordable Incident Rate (TRIR) is a measure of the rate of recordable workplace injuries, normalized per 100 workers per year. TRIR is derived by multiplying the number of recordable injuries in a calendar year by 200,000 (100 employees working 2,000 hours per year) and dividing this value by the total man-hours actually worked in the year. Recordable workplace injuries include occupational death, non-fatal occupational illness, and those non-fatal occupational injuries that involve one or more of the following: loss of consciousness, restriction of work or motion, transfer to another job, lost time or medical treatment (other than first aid).

This Page Intentionally Left Blank

TREDEGAR LOCATIONS

CORPORATE HEADQUARTERS
Richmond, Virginia

BONNELL ALUMINUM
Division Headquarters
Newnan, Georgia

Manufacturing Plants
Domestic
Carthage, Tennessee
Kentland, Indiana
Newnan, Georgia

FILM PRODUCTS
Division Headquarters
Richmond, Virginia

Technical Centers
Chieti, Italy
Richmond, Virginia
Terre Haute, Indiana

Manufacturing Plants
Domestic
Lake Zurich, Illinois
Pottsville, Pennsylvania
Red Springs, North Carolina
Terre Haute, Indiana

International
Guangzhou, China
Kerkrade, The Netherlands
Pune, India (under construction)
Rétság, Hungary
Roccamontepiano, Italy
São Paulo, Brazil
Shanghai, China

CORPORATE INFORMATION

CORPORATE OFFICERS AND OPERATING COMPANY MANAGEMENT

Nancy M. Taylor
President and Chief Executive Officer

Duncan A. Crowdis
President,
The William L. Bonnell Company
and Corporate Vice President

A. Brent King
Vice President, General Counsel
and Corporate Secretary

Monica Moretti
President, Tredegar Film Products

Kevin A. O'Leary
Vice President, Chief Financial Officer
and Treasurer

Larry J. Scott
Vice President, Audit

DIRECTORS

Richard L. Morrill[3,4,5,6]
Chairman of the Board
Tredegar Corporation
Chancellor
University of Richmond
President
The Teagle Foundation

Austin Brockenbrough, III[2,4,5,6]
Managing Director and President
Lowe, Brockenbrough & Company, Inc.

Donald T. Cowles[2,3,5,6]
Retired
Reynolds Metals Company

John D. Gottwald[1]
Retired
Tredegar Corporation

William M. Gottwald
Vice Chairman
Tredegar Corporation
Retired
Albemarle Corporation

George A. Newbill[3,6]
Retired
Albemarle Corporation

Norman A. Scher[1]
Vice Chairman
Tredegar Corporation

Nancy M. Taylor[1]
President and Chief Executive Officer
Tredegar Corporation

R. Gregory Williams[2,4,6]
President
CCA Financial Services, LLC

[1] *Executive Committee*
[2] *Audit Committee*
[3] *Executive Compensation Committee*
[4] *Nominating and Governance Committee*
[5] *Investment Policy and Related Person Transactions Committee*
[6] *Independent Director*

SHAREHOLDER INFORMATION

Annual Meeting

The annual meeting of shareholders of Tredegar Corporation will be held on May 18, 2010, beginning at 9:00 AM EDT at Jepson Alumni Center, University of Richmond, in Richmond, Virginia. Formal notices of the annual meeting, proxies and proxy statements will be mailed to shareholders on or about April 6.

Corporate Headquarters

1100 Boulders Parkway
Richmond, Virginia 23225
Phone: 804-330-1000
Website: www.tredegar.com

Number of Employees

Approximately 2,000

Counsel

Hunton & Williams LLP
Richmond, Virginia

Independent Auditors

PricewaterhouseCoopers LLP
Richmond, Virginia

Stock Listing

New York Stock Exchange
Ticker Symbol: TG

Transfer Agent and Registrar

Computershare Investor Services
Canton, Massachusetts

Inquiries

Inquiries concerning stock transfers, dividends, dividend reinvestment, consolidating accounts, changes of address, or lost or stolen stock certificates should be directed to:

Computershare Investor Services
250 Royall Street
Canton, Massachusetts 02021

Phone:
800-622-6757 (US, Canada, Puerto Rico)
781-575-4735 (International)

E-mail:
web.queries@computershare.com

Website:
www.computershare.com/investor

All other inquiries should be directed to:

Tredegar Corporation
Investor Relations Department
1100 Boulders Parkway
Richmond, Virginia 23225
Phone: 800-411-7441 or
804-330-1044

E-mail: invest@tredegar.com

Website: www.tredegar.com


Tredegar
CORPORATION

CORPORATE PROFILE

Tredegar Corporation is a global manufacturer of plastic films and aluminum extrusions based in Richmond, Virginia. Tredegar Film Products is dedicated to providing innovation and quality at the right price. The William L. Bonnell Company, our aluminum extrusions subsidiary, is committed to enhancing its value advantage by providing high quality products and superior service. Tredegar employs approximately 2,000 people at more than 15 locations throughout North America, Europe, Asia and Latin America.


Tredegar
FILM PRODUCTS

Personal Care • Surface Protection • Packaging & Specialty and Other Markets


AquiDry Lite
AquiDry Plus


ComfortFeel
ComfortAire
ComfortQuilt


SoftAire
FreshFeel


FlexFeel
FabriFlex
ExtraFlex


FORCEFIELD
PROTECTION


flowertool
BY TREDEGAR


BONNELL
ALUMINUM

Tredegar Corporation
1100 Boulders Parkway
Richmond, Virginia 23225
www.tredegar.com


Mixed Sources
Product group from well-managed forests and other controlled sources
www.fsc.org Cert no. SW-COC-002142
© 1996 Forest Stewardship Council
FSC


PRINTED WITH
SOY INK